Exhibit 99.2

transalta

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Annual Meeting

April 25, 2024

Contents

6 Letter and Invitation to Shareholders

9 Notice of Annual Meeting of Shareholders

11 General Information

12 About Our Shareholder Meeting

15 How to Vote

20 Business of the Meeting

20 Item of Business 1: Election of Directors

41 Item of Business 2: Financial Statements

41 Item of Business 3: Reappointment of Auditors

43 Item of Business 5: Other Business

44 Governance

70 Director Compensation

78 Report on Executive Compensation

A-1 Appendix "A" - Checklist of Corporate Governance Disclosure

C-1 Appendix "C" – Clawback Policy

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or voting instruction form today or vote by phone or through the Internet in accordance with the instructions set forth in the proxy or voting instruction form.

2024 Management Proxy Circular 1

Our Sustainability Journey

TransAlta Corporation is committed to environmental, social and governance (“ESG”) leadership and long-term and sustainable value creation for our shareholders. We believe our ESG leadership will allow us to maintain our competitive advantage, build resilience in a decarbonizing world and support Canada’s goals under the Paris Agreement.

See the “Environmental, Social and Governance” section for further information and the illustration below which shows our results as of Dec. 31, 2023.

2024 Management Proxy Circular	3

Our Sustainability Journey

ESG Performance At A Glance

2023 Sustainability Performance

TransAlta has been reporting on sustainability for 30 years. We report our sustainability information in our annual integrated report, which combines our sustainability and financial performance.

This is an industry-leading practice and TransAlta is one of few companies to do this in North America.

We believe sustainability impacts should be evaluated, managed and communicated alongside our financial impacts and, in turn, reflect financial, environmental and societal value.

Our reporting is guided by leading ESG reporting frameworks to help inform discussion and provide context on how ESG affects our business. These include the International Sustainability Standards Board by the International Financial Reporting Standards Foundation, the International Integrated Reporting Framework, the Global Reporting Initiative and the Sustainability Accounting Standards Board requirements for electric utilities and power generators. We continue to monitor the development of sustainability and climate-related disclosure requirements to assess our future reporting, such as updates from the Canadian Securities Administrators and the US Securities and Exchange Commission.

2024+ Sustainability Targets

Our sustainability targets support the long-term success of our business. The targets in our 2023 Integrated Report (page M72) outline our ESG commitments including climate change, diversity, and water use.

These goals and targets manage key and emerging material sustainability issues and improve our performance in these areas.

We continue to evolve and adapt our goals and targets to focus on anticipated key areas of sustainability materiality.

We establish our goals and targets with reference to the United Nations Sustainable Development Goals. This focus ensures our goals and targets are:

+	Meaningful in the broader context of addressing societal problems

+	Supportive of the ambition of achieving a more sustainable, safe and just planet in the future

+	Ensuring TransAlta’s competitiveness both today and in the future

Targets
Goals	UN SDG Alignment
Environmental
Practice responsible water management
Reduce air emissions
Protect nature and biodiversity
Reduce GHG emissions
Social
Reduce safety incidents
Integrate sustainability into supply chain
Support prosperous Indigenous communities
Governance
Strengthen gender equality
Demonstrate leadership on ESG reporting within financial disclosures
Environmental and Social
Transition away from coal
Provide clean energy solutions for customers

4	TransAlta Corporation

Our 2024 Director Nominees

Age Tenure Independence	John P. Dielwart Director since: 2014	John H. Kousinioris Director since: 2021

	Sarah A. Slusser Director since: 2021	Thomas M. O’Flynn Director since: 2021

	James Reid Director since: 2021	Candace J. MacGibbon Director since: 2023

	Sandra R. Sharman Director since: 2020	Alan J. Fohrer Director since: 2013

	Harry A. Goldgut Director since: 2019	Laura W. Folse Director since: 2021

	Manjit K. Sharma Director since: 2023	Bryan D. Pinney Director since: 2018

Our 2024 Director Nominees

Director Nominee Highlights

Nominee Diversity

2024 Management Proxy Circular	5

Letter and Invitation to Shareholders

John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer

March 15, 2024

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2024 Annual Meeting of Shareholders (the “Meeting”), which will take place in a virtual-only meeting format on Thursday, April 25, 2024, at 11:00 a.m. (Mountain Time). The Meeting will take place in a virtual-only format to give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or any particular constraints or circumstances that could otherwise prohibit their participation at the Meeting. It is also a more cost-effective and environmentally friendly way to engage Shareholders. Shareholders who attend the Meeting online will have the opportunity to participate, ask questions and vote in real time, provided they follow the procedures set out in our Management Proxy Circular.

Attached are the Notice of Annual Meeting of Shareholders and the Management Proxy Circular. The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to our executive compensation program, as well as information on our leading governance practices. During the Meeting, we will receive our audited consolidated financial statements for the year ended Dec. 31, 2023, and the auditors’ report; elect the directors; reappoint the auditors and authorize the directors to fix their remuneration; and participate in the advisory vote on our approach to executive compensation (say on pay).

Please take the time to review the Management Proxy Circular and provide your vote on the business items to be considered at the Meeting. Your vote and participation are very important. In 2023, we were pleased to have 151,051,401 votes cast in person or by proxy at that annual meeting of shareholders, representing 56.49 per cent of the eligible common shares. We encourage Shareholders to equally participate at this year’s Meeting. If you are unable to attend the Meeting, you can vote by telephone, via the Internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Management Proxy Circular for more information. We encourage you to visit our website at any time before the Meeting as it provides important information about the Company.

We encourage you to review the Letter from the President and CEO in our 2023 Integrated Report, which outlines our strong performance in 2023.

Finally, we would like to extend our gratitude to the Honourable Rona Ambrose for her service to the Company. She has announced that she will not stand for re-election and will retire from the Board following the Meeting. She has been a valuable contributor to our Board since 2017 and we thank her for her leadership and insights during her tenure, especially as Chair of the Governance, Safety and Sustainability Committee.

We look forward to your participation at the Meeting.

Sincerely,

Letter and Invitation to Shareholders

John P. Dielwart Chair of the Board of Directors	John H. Kousinioris President and Chief Executive Officer

2024 Management Proxy Circular	7

Letter and Invitation to Shareholders

A Note About Forward-looking Statements

This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward- looking statements”).

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements pertaining to: the business and procedure of the Meeting, the composition of our Board of Directors (the "Board") following the Meeting; the Company’s strategic plan and targets, including our current sustainability targets (as defined below) and the practices of the Company relating to Board and workplace diversity targets; the strategic objectives of the Company and that the execution of the Company’s strategy will realize value for Shareholders; optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the US and Australia; investments in a range of clean and renewable technologies; our executive compensation philosophy and practices, including the mix of short- and long-term incentives; the Company’s governance policies; the Company’s internal talent pipeline; and the Company’s pension plans.

The forward-looking statements contained in this Proxy Circular are based on many assumptions including, but not limited to, the following: no significant changes to applicable laws and regulations; exchange rates; inflation; interest rates; no material adverse impacts to long-term investment and credit markets; stability of supply chain; availability and price of labour and construction materials; no significant changes to the demand and growth of renewables generation; no significant changes to the integrity and reliability of our assets; and no significant changes to the Company's debt and credit ratings.

Forward-looking statements contained herein, which may prove to be incorrect, are subject to the assumptions, risks and uncertainties set forth herein and in our Management’s Discussion and Analysis for the year ended Dec. 31, 2023 ("MD&A"), and the Company’s annual information form dated as of Feb. 22, 2024 ("AIF"). Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: fluctuations in power prices, including merchant pricing in Alberta, Ontario and Mid-Columbia; reductions in production; restricted access to capital and increased borrowing costs, including any difficulty raising debt, equity or tax equity, as applicable, on reasonable terms or at all; labour relations matters, reduced labour availability and the ability to continue to staff our operations and facilities; reliance on key personnel; our ability to obtain regulatory and any other third-party approvals on the expected timelines or at all in respect of our growth projects; risks associated with development and construction projects, including as it pertains to increased capital costs, permitting, labour and engineering risks, disputes with contractors and potential delays in the construction or commissioning of such projects; significant fluctuations in the Canadian dollar against the US dollar and Australian dollar; changes in short-term and long-term electricity supply and demand; inability to achieve our environmental, social and governance targets; the impact of the energy transition on our business; impairments and/or write downs of assets; adverse impacts on our information technology systems and our internal control systems, including cybersecurity threats; commodity risk management and energy trading risks, including the effectiveness of the Company’s risk management tools associated with hedging and trading procedures to protect against significant losses; our ability to contract our generation for prices that will provide expected returns and to replace contracts as they expire; changes to the legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; disruptions in the transmission and distribution of electricity; the effects of weather, including man-made or natural disasters; climate-change related risks; increases in costs; reductions to our generating units' relative efficiency or capacity factors; disruptions in the source of fuels, including natural gas, coal, water, solar or wind resources required to operate our facilities; operational risks, unplanned outages and equipment failure and our ability to carry out or have completed any repairs in a cost-effective or timely manner or at all; failure to meet financial expectations; the threat of terrorism, adverse diplomatic developments or other similar events; industry risk and competition in the business in which we operate; structural subordination of securities; public health crisis risks; inadequacy or unavailability of insurance coverage; our provision for income taxes and any risk of reassessment; and legal, regulatory and contractual disputes and proceedings involving the Company.

8	TransAlta Corporation

Letter and Invitation to Shareholders

Readers are urged to consider these factors carefully when evaluating the forward-looking statements, which reflect the Company's expectations only as of the date hereof, and are cautioned not to place undue reliance on them. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected results or events will be achieved.

Non-IFRS Measures

The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and free cash flow (“FCF”), are not standard measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. Certain additional disclosures and reconciliations for these non-IFRS financial measures have been incorporated by reference and can be found beginning on page M48 under the “Additional IFRS Measures and Non-IFRS Measures” section of our MD&A filed with Canadian securities regulators on www.sedarplus.ca and the US Securities and Exchange Commission ("SEC") on www.sec.gov.

2024 Management Proxy Circular	9

Notice of Annual Meeting of Shareholders

When: April 25, 2024 11:00 a.m. (Mountain Time)	Where: Virtual-only meeting format web.lumiagm.com/471294222

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of TransAlta Corporation (“TransAlta”) will be held on April 25, 2024, at 11:00 a.m. (Mountain Time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/471294222 to:

1.	elect each of the 12 director nominees of the Company for the ensuing year (see “Business of the Meeting – Election of Directors” in the accompanying Management Proxy Circular);

2.	receive the audited consolidated financial statements of the Company for the year ended Dec. 31, 2023, and the auditor’s report thereon (see “Business of the Meeting – Financial Statements” in the accompanying Management Proxy Circular);

3.	reappoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting – Reappointment of Auditors” in the accompanying Management Proxy Circular);

4.	consider a non-binding advisory resolution to accept the Company’s approach to executive compensation (see “Business of the Meeting – Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular); and

5.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular of the Company dated March 15, 2024, and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual Meeting. We are providing access to our Management Proxy Circular and 2023 Integrated Report via the Internet using notice-and-access. These materials will be available at www.envisionreports.com/ZTMQ2024. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting via live audio webcast, which will provide all our Shareholders with an equal opportunity to participate, regardless of their geographic location. Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions and vote, all in real time, provided they are connected to the Internet and comply with all requirements set out in the Management Proxy Circular. Beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests (guests will not be able to ask questions or vote at the Meeting).

The Board of Directors unanimously recommends that you vote FOR all of the TransAlta director nominees and the other items of annual business at the Meeting.

March 15, 2024

By order of the Board of Directors of TransAlta Corporation

Scott Jeffers
Vice President, Legal and Corporate Secretary
Calgary, Alberta

Only Shareholders of record at the close of business on March 15, 2024, the record date set for the Meeting, are entitled to receive notice of, attend, ask questions and vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, for receipt before 11:00 a.m. (Mountain Time) on April 23, 2024, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in our Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for asking questions and voting.

Important Notice Regarding Proxy Materials and Notice-and-Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) and online at www.envisionreports.com/ZTMQ2024, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2024 and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 20, 2024. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use and also reduces the Company’s printing and mailing costs.

It also helps expedite the receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting. If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada ("Computershare"), at 1-866-962-0498.

Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on their voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 5, 2024, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:00 a.m. (Mountain Time) on April 23, 2024, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

General Information

This Management Proxy Circular (“Proxy Circular”) is dated March 15, 2024, and is provided to Shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual Meeting of Shareholders of the Company (the “Meeting”), to be held at 11:00 a.m. (Mountain Time) on April 25, 2024, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 15, 2024, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting, ask questions, and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, email, in person, over the Internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation.

All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company. TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

You will find additional information regarding our business in our AIF, as well as our audited consolidated financial statements and accompanying MD&A. Copies of these documents and our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov.

Unless stated otherwise, all dollar amounts are expressed in Canadian dollars.

About Our Shareholder Meeting

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25 per cent of the outstanding common shares entitled to be voted at the Meeting.

Who Can Vote at the Meeting

If you held common shares at the close of business on March 15, 2024 (the “Record Date”), you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 15, 2024, there were 307,522,280 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”). As of the close of business on March 15, 2024, we also had 9,629,913 Series A preferred shares, 2,370,087 Series B preferred shares, 9,955,701 Series C preferred shares, 1,044,299 Series D preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, D, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.G, TA.PR.H and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, attend or vote at the Meeting.

Principal Shareholders

To the knowledge of our directors and officers, the below table sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10 per cent or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned(1)	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct/Indirect	37,249,066 common shares(1)	12.1%
Brookfield Asset Management Inc.	Direct/Indirect	35,489,201 common shares(2)	11.5%

(1)	Information as at Dec. 31, 2023, and reflects an estimation based on the most recent information available to the Company, including the most recently filed Form 13F-HR of Royal Bank of Canada, as manager of RBC Global Asset Management Inc., as well as the most recently filed Form 13-G/A of RBC Global Asset Management Inc.

(2)	Information based on reports filed by affiliates of Brookfield Asset Management Inc. on the System for Electronic Disclosure by Insiders at www.sedi.ca as at March 15, 2024.

Mailing and Availability of Proxy Circular and 2023 Integrated Report

The Company has elected to use Notice-and-Access for distribution of the Meeting materials and the Company’s 2023 Integrated Report, consisting of the audited consolidated financial statements for the fiscal year ended Dec. 31, 2023, together with the auditor’s report therein and related MD&A, to both registered and beneficial Shareholders (collectively the “2023 Integrated Report”). Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR+ and online at www.envisionreports.com/ZTMQ2024, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and 2023 Integrated Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials and 2023 Integrated Report electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2024 and on the Company's SEDAR+ profile at www.sedarplus.ca on or about March 20, 2024. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use, and also reduces the Company’s printing and mailing costs. It also expedites receipt of our Meeting materials by Shareholders. Shareholders are reminded to review the Meeting materials before voting.

If you would prefer to receive a paper copy of the Meeting materials or 2023 Integrated Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare, at 1-866-962-0498. Requests for paper copies should be made as soon as possible but must be received no later than April 5, 2024, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form before the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:00 a.m. (Mountain Time) on April 23, 2024, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

If you are a registered Shareholder and you (i) do not wish to receive our annual integrated report next year; or (ii) wish to receive interim reports, please fill out and return the form for registered Shareholders included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you will be asked again this year whether you wish to receive these documents for 2024. If you would like to receive these documents, please fill out and return the form for beneficial Shareholders included in the Meeting materials.

You will find additional information regarding our business in our AIF for the fiscal year ended Dec. 31, 2023, and our financial information is provided in our audited consolidated financial statements and accompanying MD&A for the fiscal year ended Dec. 31, 2023. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The meeting materials will also be available on the Company's website at https://transalta.com/investor-centre/reports-and-filings on or about March 20, 2024.

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders. Our Board has adopted a Shareholder Engagement Policy that is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 85 under “Governance – Shareholder Engagement”. At the Meeting, registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and Chief Executive Officer. In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by email as follows by marking it “Confidential – Board-Shareholder Engagement”:

Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 - 1st Street SE
Calgary, Alberta T2G 1B1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit, Finance and Risk Committee (“AFRC”) and Human Resources Committee (“HRC”), has established several options for employees, contractors, Shareholders, suppliers and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC or HRC, as applicable, may be contacted by:

+	Web page (Internet portal) at www.transalta.com/ethics-helpline; or

+	A confidential, anonymous voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (US/Canada) and 1-800-40-5308 (Australia); or

+	Mail addressed to:

Internal Audit TransAlta Corporation Suite 1400, 1100 - 1st Street SE Calgary, Alberta T2G 1B1	or	Chair of the AFRC/HRC Subject Matter “004” TransAlta Corporation Suite 1400, 1100 - 1st Street SE Calgary, Alberta T2G 1B1

Further details about our Whistleblower Policy are discussed beginning on page 59 under “Governance – Our Ethical Commitment – Whistleblower Procedures”.

Shareholder Proposals

The Canada Business Corporations Act (“CBCA”) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. A proposal may be submitted by Shareholders to the Company for inclusion in the Proxy Circular in connection with the 2025 annual meeting of Shareholders during the period Nov. 26, 2024, to Jan. 25, 2025. Please refer to the CBCA and the regulations for details about how to submit a proposal and eligibility criteria for a proposal. All proposals must be sent by registered mail to:

TransAlta Corporation

Attention: Corporate Secretary

Suite 1400, 1100 - 1st Street SE

Calgary, Alberta T2G 1B1

We have not received any shareholder proposals for consideration at the Meeting.

How to Vote

Voting Method	Vote at the Meeting	Vote by Mail	Vote by Internet	Vote by Phone
Registered Shareholders If your shares are registered in your own name.	Online ballot will be available at the Meeting.	Complete, date and sign the proxy in accordance with the instructions included on the proxy, and return the completed proxy in the envelope provided.	Access the website www.InvestorVote.com and follow the instructions; refer to the proxy sent to you for the 15 digit control number, located on the back in the lower left corner of the proxy, and convey your voting instructions electronically over the Internet.	Call 1-866-732-8683 from a touch-tone phone and follow the voice instructions. Refer to the proxy sent to you for the 15 digit control number located on the back in the lower left corner of the proxy, and convey your voting instructions by use of touch-tone selections over the telephone.
Beneficial Shareholders If your shares are held with a broker, bank or other intermediary.	Must preregister as proxyholder before the Meeting. See further information below.	Follow the instructions on the Voting Instruction Form provided by your intermediary.	Follow the instructions for Internet voting on the Voting Instruction Form provided by your intermediary.	Follow the instructions for telephone voting on the Voting Instruction Form provided by your intermediary.

Voting at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.

If you are a registered Shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third-party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must also register their proxyholders at http://www.computershare.com/TransAlta (reference Client ID of TransAlta).

If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and following all of the applicable instructions, within the prescribed deadline, provided by your intermediary and then registering yourself as proxyholder at http://www.computershare.com/TransAlta (reference Client ID of TransAlta). After you register, Computershare will provide you with a control number via email. If your voting instruction form does not provide a space for you to insert the name of your proxyholder, you may need to obtain a legal proxy and submit and deliver it to the Company or its registrar and transfer agent, Computershare, before the proxy deadline.

How to Vote

In all cases, all proxies must be received and all proxyholders must be registered before 11:00 a.m. (Mountain Time) on April 23, 2024, or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/471294222. We recommend that you log in at least 15 minutes before the Meeting begins.

+	Click “Login” and then enter your control number (see below) and password “transalta2024” (case sensitive); OR

+	Click “Guest” and then complete the online form.

If you are a registered Shareholder, you can log into the Meeting online using the control number located on the form of proxy or in the email notification that you received and the password “transalta2024” (case sensitive). If you duly appoint and register a third-party proxyholder, Computershare will provide such proxyholder with a control number by email after the proxy voting deadline has passed. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen as a guest.

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Microsoft Edge and Safari. If you are having technical difficulties in joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with inquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Computershare, at 1-800-564-6253. If you continue to experience issues after following the advice given, please contact support@lumiglobal.com or “raise a ticket”. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, Control Number, Issue.

If you attend the Meeting online, it is important that you remain connected to the Internet at all times during the Meeting in order to vote when balloting begins. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the required procedure. If you have questions regarding your ability to participate in or vote at the Meeting, please contact Computershare at 1-800-564-6253.

If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.

Please note that you cannot appoint anyone other than the TransAlta representatives named on your proxy as your proxyholder if you vote by telephone.

Asking Questions at the Meeting

We will hold a live questions and answer session to answer any question submitted during the Meeting. The following attendees will be able to submit questions:

+	registered Shareholders;

+	non-registered or beneficial Shareholders who have appointed themselves proxyholder as outlined in the Proxy Circular, and

+	other duly appointed proxyholders.

Guests will not be able to submit questions during the Meeting.

To ask a question, please type your question into the chat function. Additional instructions on how to ask questions will be explained during the Meeting.

We encourage you to submit your questions in advance of the Meeting to Investor Relations by emailing investor_relations@transalta.com.

We are committed to transparent communication at our Meeting. Questions asked related to the business of the Meeting will be answered in the order received for each item of business.

2024 Management Proxy Circular	17

Appointing a Proxyholder

Use the form of proxy to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Questions? Contact our registrar and transfer agent, Computershare Trust Company of Canada, at 1-800-564-6253

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the proxy. To appoint somebody else as your proxyholder, insert the name of the person you wish to act as your proxyholder in the blank space provided and follow the instructions set out above to register your proxyholder at http://www.computershare.com/TransAlta (reference Client ID of TransAlta). Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

If you returned your signed proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote for or against, as applicable, your shares at the Meeting in accordance with your instructions.

If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

+	FOR electing each of TransAlta’s 12 nominated directors;

+	FOR reappointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration; and

+	FOR the non-binding advisory vote on our approach to executive compensation.

On any ballot that may be called for, the common shares represented by proxies in favour of management’s proxyholders named in the proxy or voting instruction form will be voted for, or voted against, as applicable, each of the matters outlined in the Notice of Annual Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Changing Your Vote

You can change a vote you made by proxy provided such change is received before 11:00 a.m. (Mountain Time) on April 23, 2024, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

+	submitting a new proxy that is dated later than the proxy previously submitted and mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

+	voting again by telephone or the Internet; or

+	any other means permitted by applicable law.

You can revoke a vote you made by proxy by submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. Your notice of revocation must be received before 11:00 a.m. (Mountain Time) on April 23, 2024, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. If a registered Shareholder votes during the Meeting, that will revoke any proxy they have given.

Additional Information for Beneficial Shareholders

You are a beneficial Shareholder if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to beneficial Shareholders. The Company will pay for an Intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial Shareholders.

If you are a beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should carefully follow the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy; however, it can only instruct the registered Shareholder how to vote your shares.

As the Beneficial Shareholder, You May:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote at the meeting or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your name in the space provided on the proxy or voting instruction form provided by your Intermediary and following the instructions under “How to Vote – Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting. Return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form and following the instructions under “How to Vote – Voting at the Meeting” above to register that person as your proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that they have been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

How to Vote

Please note that if you are a US beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Computershare, before the proxy deposit date in order to vote your shares.

20	TransAlta Corporation

Option 3. Vote by telephone or the Internet

If you wish to vote by telephone or the Internet, follow the instructions for telephone or Internet voting on the proxy or voting instruction form provided by your Intermediary. TransAlta may use the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

Deadline for Voting

Whether beneficial Shareholders vote by mail, telephone or the Internet, your voting instructions or legal proxy must be received by our transfer agent, Computershare, or the Company or its agents, by no later than 11:00 a.m. (Mountain Time) on April 23, 2024, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Computershare, or the Company or its agents, before the proxy voting deadline. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting, without notice. We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

Business of the Meeting

There are five items of business to be considered at the Meeting, with items 1, 3 and 4 noted below requiring a vote:

Page	Items of Business
22	1. Election of Directors	FOR
53	2. Financial Statements	-
53	3. Reappointment of Auditors	FOR
55	4. Advisory Vote on Executive Compensation	FOR
55	5. Other Business

Item of Business 1: Election of Directors

TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required. The Board has determined that between nine and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

Nominees

Each of the director nominees has indicated their willingness to serve as a director. Each of the proposed nominees, with the exception of John H. Kousinioris, President and Chief Executive Officer, is “independent” within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

If elected, each director will serve until the next annual meeting of Shareholders or until their successor is elected or appointed. Our directors are elected annually, individually and by majority vote. Our majority voting policy is described under “Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making. A skills and expertise matrix outlining the combined skills and expertise of our director nominees is included below under “Skills Matrix” on page 49 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy, which is described under “Governance – Board Characteristics – Diversity” on page 72 of this Proxy Circular.

The directors being nominated for election at the Meeting in 2024 are:

+	John P. Dielwart	+	John H. Kousinioris	+	James Reid

+	Alan J. Fohrer	+	Candace J. MacGibbon	+	Manjit K. Sharma

+	Laura W. Folse	+	Thomas M. O’Flynn	+	Sandra R. Sharman

+	Harry A. Goldgut	+	Bryan D. Pinney	+	Sarah A. Slusser

Business of the Meeting

Vote FOR the TransAlta director nominees on the proxy today. The Board recommends a vote FOR all 12 director nominees. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR each of the 12 director nominees listed above.

The biographies of our nominees for election to the Board are provided in the following section.

2024 Management Proxy Circular	23

Business of the Meeting

Relevant Skills and Qualifications

+  Chair of the Board.

+  Former Chief Executive Officer of ARC Resources Ltd., overseeing the growth of ARC Resources Ltd. from a startup in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement.

+  Former Vice-Chair and current Partner in ARC Financial Corp. ARC Financial is Canada’s leading energy-focused private equity manager. Mr. Dielwart remained as Partner and a member of ARC Financial’s Investment Committee after his resignation from the Board of Directors of ARC Financial in 2020 and is currently representing ARC Financial on the Board of Directors of Aspenleaf Energy Limited.

+  Former Chair of the Board of Governors of the Canadian Association of Petroleum Producers.

+  Bachelor of Science with distinction (civil engineering) from the University of Calgary and a member of the Association of Professional Engineers and Geoscientists of Alberta.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,100,353 (99.69%)	Votes Withheld: 463,320 (0.31%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors (Chair of the Board)	10 of 10	100.0%	$330,000

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	49,988	146,163	196,151	$2,122,354
2022	40,279	129,756	170,035	$2,137,340	Meets
2021	30,720	124,561	155,281	$2,124,244

Other Public Board Directorships and Committee Memberships

Company:	Crescent Point Energy Corp.
Committee:	Reserves; Environment, Safety and Sustainability (Chair)
Public Board Interlocks:	None

24	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Former Chair and Chief Executive Officer of Southern California Edison Company, a subsidiary of Edison International (“Edison”), one of the largest electric utilities in the US.

+  Former President and Chief Executive Officer of Edison Mission Energy, a former subsidiary of Edison that owned and operated independent power facilities and restructured a number of international projects, which enhanced the value of the assets sold in subsequent years during his tenure at Edison Mission Energy.

+  Former Vice-President, Senior Vice-President, Executive Vice-President and Chief Financial Officer of both Edison and Southern California Edison from 1991 to 2000, and retired in 2010 after 37 years with Edison.

+  Independent member of the Board of Directors of PNM Resources, Inc., a publicly traded energy holding company.

+  A member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and on the Board of the California Science Center Foundation.

+  Former director of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc., Blue Shield of California and Synagro.

+  Master of Science in civil engineering from the University of Southern California, Los Angeles and Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance, dam safety and the power industry from both a regulated and unregulated market perspective. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 148,745,934 (99.45%)	Votes Withheld: 817,738 (0.55%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Audit, Finance and Risk Committee	8 of 8	100.0%	$221,000
Governance, Safety and Sustainability Committee	4 of 4

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	6,398	140,347	146,745	$1,587,781
2022	6,398	129,677	136,075	$1,710,463	Meets
2021	6,398	120,352	126,750	$1,733,940

2024 Management Proxy Circular	25

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	PNM Resources, Inc.
Committee:	Audit and Ethics (Chair); Nominating and Governance
Public Board Interlocks:	None

26	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Former Chief Executive Officer of BP Wind Energy North America Inc., leading a business with over 500 employees and contractors that included 14 wind farms across eight states with an operating capacity of over 2.5 gigawatts.

+  Former Executive Vice President, Science, Technology, Environment and Regulatory Affairs at BP p.l.c., leading the operational, scientific and technological programs within the multibillion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana.

+  Led the cleanup project team at BP consisting of over 45,000 people working across the US Gulf and Mexico, and successfully negotiated with federal, state and local government officials to implement and conclude the offshore and onshore cleanup efforts.

+  Held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.

+  Independent member of the Board of Directors of Enerflex Ltd., a publicly traded energy services company.

+  Board member for the Auburn University College of Arts and Sciences.

+  Independent member of the Board of Directors of Pacolet Milliken, a private investment company operating in real estate and power and infrastructure.

+  Former member of the American Wind Energy Association from 2016 to 2019.

+  Master of Management in Business from Stanford University, Master of Science in Geology from the University of Alabama and Bachelor of Science in Geology from Auburn University.

Ms. Folse brings to the Company and the Board experience in corporate risk management, large-scale crisis management, leveraging data analysis, leading large and complex organizations, and driving cultural change while realizing improvements in safety, operational and financial performance. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 148,974,621 (99.61%)	Votes Withheld: 589,050 (0.39%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Governance, Safety and Sustainability Committee	4 of 4	100.0%	$224,500
Investment Performance Committee (Chair)	7 of 7

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	—	21,306	21,306	$230,531
2022	—	12,805	12,805	$160,959	On Track
2021	—	5,215	5,215	$71,341

2024 Management Proxy Circular	27

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	Enerflex Ltd.
Committee:	Nominating and Corporate Governance; Human Resources and Compensation
Public Board Interlocks:	None

28	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+   Vice Chair of Brookfield’s Infrastructure and Renewable Power and Transition groups and provides strategic advice related to Brookfield’s open-ended Infrastructure Fund.

+   One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors”.

+   Former Chief Executive Officer or Co-CEO and Chair of Brookfield Renewable Power Inc., from 2000 to 2008, and former Chair of Brookfield’s Power and Utilities Group from 2008 to 2015.

+   Former Executive Chair of Brookfield’s Infrastructure and Renewable Power groups from 2015 to 2018, leading the expansion of Brookfield’s renewable power and utilities operations since 1997 and being responsible primarily for strategic initiatives, acquisitions and senior regulatory relationships.

+   Responsible for the acquisition of many of Brookfield’s renewable power assets.

+   Restructured the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board Chair’s Advisory Roundtable and the Ontario Independent Electricity Operator CEO Roundtable on Market Renewal.

+   Director of Isagen S.A. ESP, the third-largest power generation company in Colombia, and the Princess Margaret Cancer Foundation in Toronto.

+   Bachelor of Laws degree from Osgoode Hall Law School at York University.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut’s background in renewable energy provides important insight to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,070,660 (99.67%)	Votes Withheld: 493,012 (0.33%)

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2023(5)
Board of Directors	9 of 9	100.0%	$195,000
Investment Performance Committee	6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares		Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	77,623	(5)	—	77,623	$839,881
2022	61,034	(5)	—	61,034	$767,197	Meets(6)
2021	45,870	(5)	—	45,870	$627,502

2024 Management Proxy Circular	29

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	None
Committee:	N/A
Public Board Interlocks:	None

30	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+   President and Chief Executive Officer of the Company.

+   Former Chief Operating Officer of the Company, overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization.

+   Former Chief Growth Officer and Chief Legal and Compliance Officer of the Company, with responsibility for almost every aspect of the Company’s business provided by his prior leadership roles.

+   Former President of TransAlta Renewables Inc. until Feb. 5, 2021.

+   Former partner and co-head of the corporate commercial department at Bennett Jones LLP with 30 years of experience in securities law, mergers and acquisitions and corporate governance matters.

+   Vice Chair of the Board of Governors of Bow Valley College and a member of the Board of Directors of the Calgary Stampede Foundation.

+   Bachelor of Arts degree in Honours Business Administration from the University of Western Ontario, Master of Business Administration degree from York University, Bachelor of Laws degree from Osgoode Hall Law School at York University, and completion of the Advanced Management Program at Harvard University.

As President and Chief Executive Officer of the Company, Mr. Kousinioris is responsible for the overall stewardship of the Company, including providing strategic leadership. Mr. Kousinioris has demonstrated outstanding vision and leadership with an unwavering commitment to the Company’s long-term success. Accordingly, the Board recommends that Shareholders vote FOR Mr. Kousinioris’ re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,135,402 (99.71%)	Votes Withheld: 428,271 (0.29%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10	100.0%	N/A

Securities Held as at December 31 of Respective Year

Year	Common Shares	Share Units		Total	Market Value(2)	Share Ownership Requirement(3)
2023	387,570	174,688	(7)	562,258	$6,083,632
2022	291,088	138,451	(7)	429,539	$5,399,305	Meets(8)
2021	180,591	139,316	(7)	319,907	$4,376,328

2024 Management Proxy Circular	31

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	None
Committee:	N/A
Public Board Interlocks:	None

32	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+   Former Chief Executive Officer and Director of INV Metals Inc., a TSX-listed mining company, from 2015 to 2021, where she was responsible for determining and implementing corporate strategy.

+   Former President and Chief Financial Officer of INV Metals Inc. from 2008 to 2015, in which role she was responsible for financial and regulatory reporting and for the company’s treasury, financial strength and investment policy.

+   Previously held roles within global mining institutional equity sales with RBC Capital Markets and in base metals research as an equity research associate with BMO Capital Markets.

+   Former manager at Deloitte LLP and cost analyst with Inco Limited.

+   Board member of Osisko Gold Royalties and member of Osisko Gold Royalties Audit and Human Resources Committees.

+   President-elect of the Canadian Institute of Mining, Petroleum and Metallurgy.

+   Chartered Professional Accountant with over 25 years’ experience in the mining sector and capital markets.

+   Bachelor of Arts, Economics from the University of Western Ontario and a Diploma in Accounting from Sir Wilfred Laurier University, and holds the ICD.D Directors designation.

Ms. MacGibbon was nominated as a director because of her financial expertise and ability to serve on the Audit, Finance and Risk Committee. Ms. MacGibbon brings to the Board attributes and skills focused on leadership, collaboration and integrity as demonstrated through her prior successful senior leadership roles, including as a chief executive officer and a chief financial officer of INV Metals Inc. She brings to the Board a focus on delivering results, which is complemented by her expertise in strategy, risk management, finance and accounting. Accordingly, the Board recommends that Shareholders vote FOR Ms. MacGibbon’s election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 138,099,843 (92.34%)	Votes Withheld: 11,463,829 (7.66%)

Board/Committee Membership(9)	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	8 of 8
Audit, Finance and Risk Committee	6 of 6	100.0%	$136,325
Governance, Safety and Sustainability Committee	2 of 2

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	—	11,068	11,068	$119,756	On Track
2022	—	—	—	N/A

2024 Management Proxy Circular	33

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	Osisko Gold Royalties Ltd.
Committees:	Audit and Risks; Human Resources
Company:	Carbon Streaming Corp.
Committees:	Audit (Chair)
Public Board Interlocks:	None

34	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Former Chief Executive Officer and Chief Investment Officer, AES Infrastructure Advisors.

+  Former Executive Vice President and Chief Financial Officer at AES Corporation, being responsible for all aspects of global finance and M&A teams across six global regions, helping to lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets during his tenure, and being a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint. Directly managed AES’s US renewables business. AES’s total shareholder return increased 54 per cent during his tenure and its credit rating improved significantly.

+  Lead Operating Director of Dimension Renewable Energy, a community solar company.

+  Board member of Exus Management Partners, a renewables management and development company.

+  Senior Advisor with Energy Impact Partners, a private energy technology fund investing in high-growth companies in the energy, utility and transportation industries.

+  Former CFO of Powin Energy, a battery energy storage company in which Energy Impact Partners is a significant investor.

+  Former Senior Advisor, Power and Utility Sector at the Blackstone Group Inc. and former chief operating officer and chief financial officer of Transmission Developers Inc., a Blackstone-controlled entity that develops innovative power transmission projects in an environmentally responsible manner.

+  Former Executive Vice President and Chief Financial Officer at Public Service Enterprise Group Inc. and former Head of North American Power at Morgan Stanley.

+  Bachelor of Arts in Economics from Northwestern University and Master of Business Administration in Finance from the University of Chicago.

+  An adjunct professor at Northwestern University for a master’s program at the Institute for Sustainability and Energy.

Mr. O’Flynn has demonstrated an ability to realize shareholder value through his significant senior executive experience at large electricity companies. He has led successful organizational transformations, including by focusing on acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 136,442,018 (91.23%)	Votes Withheld: 13,121,655 (8.77%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Audit, Finance and Risk Committee	8 of 8	100.0%	$201,000
Investment Performance Committee	7 of 7

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	5,171	21,306	26,477	$286,481
2022	5,171	12,805	17,976	$225,958	On Track
2021	5,171	5,215	10,386	$142,080

2024 Management Proxy Circular	35

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	None
Committee:	N/A
Public Board Interlocks:	None

36	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Over 30 years of experience with serving many of Canada’s largest corporations, primarily in energy, resources and construction.

+  Former Vice-Chair of Deloitte LLP until June 2015, and past member of Deloitte LLP’s Board of Directors and Chair of the Finance and Audit Committee. National Managing Partner of Audit & Assurance of Deloitte LLP from 2007 to 2011. Former Calgary Managing Partner of Deloitte LLP from 2002 through 2007.

+  Former partner at Andersen LLP, and Calgary Managing Partner from 1991 through May 2002.

+  Lead director for North American Construction Group Ltd. (NYSE, TSX).

+  Director of SNDL Inc. (NASDAQ).

+  Former Chair of Board of Governors of Mount Royal University, and previously served on a number of non-profit boards.

+  Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration, and holds the ICD.D designation granted by the Institute of Corporate Directors.

Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 148,707,763 (99.43%)	Votes Withheld: 855,909 (0.57%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Audit, Finance and Risk Committee (Chair)	8 of 8	100.0%	$220,000
Human Resources Committee	6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	33,108	87,904	121,012	$1,309,350
2022	25,673	78,190	103,863	$1,305,558	Meets
2021	20,427	69,633	90,060	$1,232,021

Other Public Board Directorships and Committee Memberships

Company:	North American Construction Group Ltd.
Committee:	Audit (Chair); Governance and Sustainability; Human Resources and Compensation
Company:	SNDL Inc.
Committee:	Audit (Chair); Compensation; Nominating and Corporate Governance
Public Board Interlocks:	None

2024 Management Proxy Circular	37

Business of the Meeting

Relevant Skills and Qualifications

+   Former Managing Partner of Brookfield Asset Management Inc., leading Brookfield’s Private Equity Group located in Calgary, Alberta, being responsible for originating, evaluating and structuring investments and financings in the energy sector, and overseeing operations in the Brookfield private equity energy segment.

+   Prior to moving into the private equity group, served as Chief Investment Officer, Energy for Brookfield’s Infrastructure Group.

+   Established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.

+   One of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors” below.

+   Chartered Professional Accountant designation and a Bachelor of Arts in commerce from the University of Toronto.

Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change. His wealth of knowledge in the energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,129,758 (99.71%)	Votes Withheld: 433,915 (0.29%)

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2023(5)
Board of Directors	9 of 9	100.0%	$195,000
Investment Performance Committee	6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares		Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	31,753	(5)	—	31,753	$343,567
2022	15,164	(5)	—	15,164	$190,611	Meets(6)
2021	8,212	(5)	—	8,212	$112,340

Other Public Board Directorships and Committee Memberships

Company:	Inter Pipeline Ltd.
Committee:	Director
Public Board Interlocks:	None

38	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+   Over 30 years of experience that spans a variety of industries (power generation, oil and gas, financial services, manufacturing, engineering services and others),

+   Until 2021, Chief Financial Officer of WSP Canada Inc., responsible for leading the finance, real estate, procurement, tax and shared services functions.

+   Former member of the national executive team of General Electric Canada (“GE Canada”), serving as Chief Financial Officer from 2016 to 2019.

+   From 1999 to 2016, held various senior positions with GE Canada, with responsibilities that spanned business strategy development and execution, business product and services development, mergers and acquisitions, tax oversight, risk, governance, key components of human resources strategy (including compensation, union negotiations, pension and benefits), and diversity and inclusion.

+   Current board member of each of Vermilion Energy Inc., Finning International Inc. and Export Development Canada.

+   Bachelor of Commerce degree (honours) from the University of Toronto, Fellow Chartered Accountant, and holds the ICD.D Directors designation and the GCB.D Global Competent Boards designation.

Ms. Sharma was nominated as a director because of her financial expertise and ability to serve on the Audit, Finance and Risk Committee. Ms. Sharma’s diverse board, executive, finance and leadership experiences within different industries and business make her an important addition to the Board. The Board recommends that Shareholders vote FOR Ms. Sharma’s election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,024,498 (99.64%)	Votes Withheld: 539,174 (0.36%)

Board/Committee Membership(10)	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Audit, Finance and Risk Committee	8 of 8	100.0%	$201,000
Human Resources Committee	6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	—	8,272	8,272	$89,503	On Track
2022	—	—	—	N/A

2024 Management Proxy Circular	39

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	Finning International Inc.
Committee:	Audit; Governance and Risk
Company:	Vermilion Energy Inc.
Committee:	Audit (Chair); Governance and Human Resources
Public Board Interlocks:	None

40	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (“CIBC”), leading the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.

+  Responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank, with key areas of accountabilities including workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, which includes the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.

+  A proven business leader with over 30 years of human resources and financial services experience in both Canada and the US, playing a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.

+  Assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017, with a portfolio that encompasses purpose, brand, marketing and corporate real estate.

+  Master of Business Administration from Dalhousie University.

Ms. Sharman’s executive experience, diversity and inclusion related competencies and leadership accomplishments within an international and complex business make her an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 148,064,047 (99.00%)	Votes Withheld: 1,499,624 (1.00%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Governance, Safety and Sustainability Committee	4 of 4	100.0%	$224,500
Human Resources Committee (Chair)	6 of 6

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	—	57,172	57,172	$618,601
2022	—	39,905	39,905	$501,606	Meets
2021	—	26,441	26,441	$361,713

2024 Management Proxy Circular	41

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	None
Committee:	N/A
Public Board Interlocks:	None

42	TransAlta Corporation

Business of the Meeting

Relevant Skills and Qualifications

+  Chief Executive Officer of Cypress Creek Renewables, LLC, repositioning the company for sustainable growth since 2019. Cypress Creek is a solar and energy storage independent power producer that develops, owns and operates projects in the US.

+  Founding partner of Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, providing strategic advice to a number of large companies in the renewable sector.

+  Co-founding partner of GeoGlobal Energy LLC, a geothermal company in the US, Chile and Germany, which was sold to its cornerstone investor in 2015.

+  Has 21 years of experience in significant leadership roles at AES Corporation, including being the former Senior Vice President and Managing Director of AES, reporting directly to the CEO and leading the corporate M&A group, and being the former President of one of eight divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico and Central America.

+  A member of the board of directors of the Redwood Foundation, a family foundation promoting education and the environment and Our Food Chain, a non-profit promoting healthy eating.

+  Bachelor of Arts (cum laude) in geology from Harvard University and Master of Business Administration from the Yale School of Management.

Ms. Slusser’s broad range of experience in the electricity sector at innovative, competitive, renewable and traditional electricity companies provides the Board with significant capital allocation and M&A expertise and makes her a valuable addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Slusser’s re-election to the Board.

Prior Year’s Voting Results: Voting Results of 2023 Annual and Special Meeting of Shareholders

Votes For: 149,092,994 (99.69%)	Votes Withheld: 470,677 (0.31%)

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2023
Board of Directors	10 of 10
Human Resources Committee	6 of 6	100.0%	$199,500
Investment Performance Committee	7 of 7

Securities Held as at December 31 of Respective Year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2023	—	21,306	21,306	$230,531
2022	—	12,805	12,805	$160,959	On Track
2021	—	5,215	5,215	$71,341

2024 Management Proxy Circular	43

Business of the Meeting

Other Public Board Directorships and Committee Memberships

Company:	None
Committee:	N/A
Public Board Interlocks:	None

44	TransAlta Corporation

Business of the Meeting

(1)	Canadian resident.

(2)	The 2021 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2021, of $13.68. The 2022 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2022, of $12.57, and the 2023 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2023, of $10.82. The 20-day weighted average closing price is prescribed in our Director Share Ownership Requirements as the price to be used for determining if share ownership requirements have been met. Market value may not reflect the product of common shares and deferred share units by share price due to rounding.

(3)	As of Dec. 31, 2023, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($585,000) and the Chair of the Board ($990,000), which new directors are required to satisfy within prescribed periods of joining the Board. See “Director Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.

(4)	Mr. Goldgut and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. See “Governance – Board Characteristics – Independence of Directors” below.

(5)	Mr. Goldgut and Mr. Reid have each elected to receive common shares for 100 per cent of their director compensation and have directed the Company to purchase common shares on the open market and register the purchased common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 155,245 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2023, pursuant to the directions of Brookfield nominee directors.

(6)	Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(7)	Mr. Kousinioris’ share units are composed of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “2023 Executive Compensation Details – Incentive Plan Awards”). As at Dec. 31, 2023, he held 149,801 RSUs and 24,887 ODSUs. In addition, Mr. Kousinioris holds Performance Share Units and options exercisable to acquire common shares, that do not count towards meeting the requirements under the executive share ownership policy. See “2023 Executive Compensation Details – Incentive Plan Awards”.

(8)	Mr. Kousinioris is subject to the requirements of the executive share ownership policy, requiring that he own and hold five times his base salary. See “Compensation Governance – NEO Share Ownership”.

(9)	Ms. MacGibbon was appointed a director effective April 28, 2023, and was appointed a member of the AFRC and GSSC on April 28, 2023.

(10)	Ms. Sharma was appointed a director effective Jan. 1, 2023, and was appointed a member of the AFRC and HRC on Feb. 21, 2023.

(11)	Ms. Sharman is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. See “Governance – Board Characteristics – Independence of Directors” below.

The Board believes that the appointment of each of the 12 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the proxy today. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the election of each of these nominees as directors.	see page 20

2024 Management Proxy Circular	45

Business of the Meeting

Our Policy on Majority Voting

The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board, provides that if there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favour represents a majority of the votes cast in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue in office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors. See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Board Committees and Membership

The following table shows committee membership as at Dec. 31, 2023:

Committees
	Audit, Finance and Risk (“AFRC”)	Governance, Safety and Sustainability (“GSSC”)	Human Resources (“HRC”)	Investment Performance (“IPC”)
Independent Directors
Rona H. Ambrose		+	✓
John P. Dielwart(1)
Alan J. Fohrer(2)	✓▲	✓
Laura W. Folse		✓		+
Harry A. Goldgut				✓
Candace J. MacGibbon	✓▲	✓
Thomas M. O’Flynn	✓▲			✓
Bryan D. Pinney	+▲		✓
James Reid				✓
Manjit K. Sharma	✓▲		✓
Sandra R. Sharman		✓	+
Sarah A. Slusser			✓	✓
Management Director – Not Independent
John H. Kousinioris(3)

✓ Member	▲ Designated Audit Committee Financial Expert	+ Chair

(1)	Mr. Dielwart is the Chair of the Board and attends all committee meetings but is not a member of any committee.

(2)	Mr. Fohrer also serves as the Dam Safety Advisor on behalf of the Board. See “Governance – The Board’s Mandate – Committee Charters and Committee Chair Position Descriptions” below.

(3)	Mr. Kousinioris is the President and CEO of TransAlta, and as such is not a member of any committee.

46	TransAlta Corporation

Business of the Meeting

Director Meeting Attendance in 2023

Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2023 is 99.6 per cent. Attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Nominees”.

						Total Attendance
Name	Board	AFRC	GSSC	HRC	IPC	#	%
Ambrose	9 of 10	-	4 of 4	6 of 6	-	19 of 20	95.0%
Dielwart(1)	10 of 10	-	-	-	-	10 of 10	100.0%
Fohrer	10 of 10	8 of 8	4 of 4	-	-	22 of 22	100.0%
Folse	10 of 10	-	4 of 4	-	7 of 7	21 of 21	100.0%
Goldgut	10 of 10	-	-	-	7 of 7	17 of 17	100.0%
Kousinioris(2)	10 of 10	-	-	-	-	10 of 10	100.0%
MacGibbon(3)(4)	8 of 8	6 of 6	2 of 2	-	-	16 of 16	100.0%
O’Flynn	10 of 10	8 of 8	-	-	7 of 7	25 of 25	100.0%
Pinney	10 of 10	8 of 8	-	6 of 6	-	24 of 24	100.0%
Reid	10 of 10	-	-	-	7 of 7	17 of 17	100.0%
Sharma(4)	10 of 10	8 of 8		6 of 6	-	24 of 24	100.0%
Sharman	10 of 10	-	4 of 4	6 of 6	-	20 of 20	100.0%
Slusser	10 of 10	-	-	6 of 6	7 of 7	23 of 23	100.0%
Total	127 of 128	38 of 38	18 of 18	30 of 30	35 of 35	248 of 249	99.6%

(1)	Mr. Dielwart is not a member of any standing committee of the Board; however, he attends the meetings of each committee.

(2)	Mr. Kousinioris is the President and CEO of TransAlta. Mr. Kousinioris is not a member of any standing committee of the Board; however, he attends committee meetings (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Mr. Kousinioris is not a member of any committees, his attendance is not recorded.

(3)	Ms. MacGibbon was appointed a director on April 28, 2023.

(4)	Ms. MacGibbon and Ms. Sharma also attended committee meetings they were not members of as part of their board orientation.

Interlocking Directorships

The Board does not have any interlocking directorships. A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix “B”), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. We also have no interlocking relationships between HRC members and our President and Chief Executive Officer.

2024 Management Proxy Circular	47

Business of the Meeting

Board Tenure and Refreshment

In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

2 women directors added in 2023

The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

Board Policies

Board Tenure

The Company’s longest tenured director nominee has been on the Board since 2013, and the average tenure for the director nominees is 4.4 years. The Board has considered adopting term limits but believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary for effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to make a meaningful contribution to the Board, based on robust annual assessment processes.

Retirement Policy

Under TransAlta’s retirement policy, set out in the General Governance Guidelines for the Board (see Appendix “B”), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

Although the Company’s retirement policies should promote Board refreshment, the Company believes that the principal mechanism to ensure a strong and effective Board is through a robust annual evaluation process that assesses each director’s ability to continue to make a meaningful contribution to the Board.

The average tenure for our director nominees is less than five years.

The Company has adopted a director retirement policy with an age limit of 75.

48	TransAlta Corporation

Business of the Meeting

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the director nominee.

Mr. Reid is a director of Second Wave Petroleum Inc. (“SWP”), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (“BIA”). On Sept. 7, 2017, SWP made a proposal under the BIA and on Oct. 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled.

Mr. Dielwart was Chair of the Board of Denbury Resources Inc. which filed for bankruptcy protection in the US on July 29, 2020, under a prepackaged reorganization plan with its bondholders. Denbury emerged from Chapter 11 on Sept. 18, 2020, at which time the board was reconstituted and Mr. Dielwart ceased being a director.

Skills Matrix

We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed to maximize effective decision-making by the Board and its committees.

Given the breadth of experience and skills of each director nominee, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

2024 Management Proxy Circular	49

Business of the Meeting

	Dielwart	Fohrer	Folse	Goldgut	Kousinioris	MacGibbon	O’Flynn	Pinney	Reid	Sharma	Sharman	Slusser

Accounting Finance and Tax		✓				✓	✓	✓	✓	✓			6
Electric Energy/Utility		✓	✓	✓	✓		✓					✓	6
Engineering and Technical	✓	✓	✓										3
ESG/Sustainability/Climate Change	✓				✓							✓	3
Government Affairs				✓									1
HR/Executive Compensation	✓							✓		✓	✓		4
International Business		✓				✓			✓			✓	4
Legal and Regulatory				✓	✓						✓		3
M&A/ Organizational Change				✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Risk Management	✓		✓			✓	✓	✓	✓	✓	✓		8
Technology/Telecommunications/Cybersecurity			✓										1
Leadership Experience
Chief Executive Officer of a large, multinational and complex organization	✓	✓	✓	✓	✓	✓	✓					✓	8
Chief Financial Officer or senior executive of a large, multinational and complex organization	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	11
Entrepreneur or business owner of a successful organization	✓											✓	2
Professional advisor (e.g., lawyer or accountant)				✓	✓	✓	✓	✓	✓	✓			7
Senior government official				✓									1
Profile
Gender(1)	M	M	F	M	M	F	M	M	M	F	F	F
Age	70+	70+	60-69	60-69	<60	<60	60-69	70+	<60	<60	60-69	60-69
Location	AB	US	US	ON	AB	ON	US	AB	AB	ON	ON	US
Years on Board	6-10	10+	0-5	0-5	0-5	0-5	0-5	6-10	0-5	0-5	0-5	0-5

(1)	Although for the purposes of this table gender has been identified as male or female, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

50	TransAlta Corporation

Business of the Meeting

Definitions for the top relevant competencies are provided below:

Accounting, Finance and Tax	Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial, accounting controls and IFRS.
Electric Energy/Utility	Experience as a director, senior executive or advisor in the power or broader energy sector, including in Alberta and US power markets.
Engineering and Technical	Experience with, or understanding of, engineering principles and application of technical skills and expertise.
ESG/Sustainability/Climate Change	Experience with, or understanding of, climate strategy relevant to the energy industry, including emission reduction strategies, risks and opportunities, emerging low-carbon ecosystem or renewable energy technologies.
Government Affairs	Experience with, or understanding of, government, diplomacy and public policy, internationally, federally or provincially.
HR/Executive Compensation	Experience with, or understanding of, talent management, retention and succession planning, employee engagement, diversity and inclusion strategies, compensation programs, executive compensation and risk management.
International Business	Experience with, or understanding of, major international operations and global strategy development.
Legal and Regulatory	Experience with, or understanding of, legal principles and the regulatory systems in North America.
M&A/ Organizational Change	Experience with, or understanding of, major organizational change or managing a significant merger or acquisition.
Risk Management	Experience with, or knowledge of, internal risk controls, risk assessments and reporting.
Technology/Telecommunications/Cybersecurity	Experience with, and understanding of, relevant emerging technologies, including information technology and telecom technology, including strategic context, market competitors, business issues, cybersecurity, information technology or digitization, including leading or oversight of complex technological systems or cybersecurity-related functions, or oversight of related risks.

2024 Management Proxy Circular	51

Business of the Meeting

In addition to the top four competencies of each director detailed above, all director nominees are required to have the following attributes:

+	Strategic Oversight – The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.

+	Expertise – Extensive professional experience with significant executive leadership accomplishments in business, government or the non-profit sector relevant to the Company’s business and industry, financial position and risk profile.

+	Ability to Influence – Well-developed listening, communicating and influencing skills to be able to actively participate in Board discussions and debate.

+	Integrity – Personal qualities of integrity and credibility.

+	Commitment – The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including diversity beyond gender), as discussed under “Governance – Board Characteristics – Diversity” on page 72.

52	TransAlta Corporation

Business of the Meeting

Item of Business 2: Financial Statements

We have published the Company’s 2023 audited consolidated financial statements, including the related auditors’ report and the related MD&A. The full text of the 2023 Integrated Report, audited consolidated annual financial statements and MD&A in either English or French are available on our website at www.transalta.com/investors/results-reporting, under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item of Business 3: Reappointment of Auditors

At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board.

You can vote “For” or “Withhold” by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT Ernst & Young LLP be appointed as auditors of TransAlta Corporation until the close of its next annual meeting of Shareholders, and the directors of TransAlta Corporation be authorized to fix their remuneration.”

Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP have been our external auditors since 1947.

Through the processes described below under “Auditor Independence” we have confirmed Ernst & Young LLP is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

The AFRC regularly assesses the Company’s external auditors and annually reviews audit quality, auditor tenure and appropriateness of audit fees, including the impact of the tenure of the audit firm and the controls and processes that ensure their independence, such as partner rotations. This assessment also considers the nature, extent and permissibility of any proposed audit services.

Auditor Independence

Pursuant to the AFRC charter, the AFRC reviews, and discusses annually with the external auditors all relationships that the external auditors and their affiliates have with the Company and its affiliates in order to determine the external auditors’ independence. The AFRC also has a pre-approval policy with respect to all audit related services, including all non-prohibited non-audit services provided by the external auditors.

As part of the annual review of auditor independence, the AFRC assesses Ernst & Young’s tenure and audit quality, including a rotation for the lead audit partner and quality review partner after serving a maximum of five years. This rotation helps ensure auditor independence is maintained by changing the key personnel working on the Company’s audits after a set period of time.

Our AIF includes more information about the AFRC, including the committee charter. The AIF is available on our website (www.transalta.com) and on SEDAR+ (www.sedarplus.ca).

2024 Management Proxy Circular	53

Business of the Meeting

Fees Paid to Ernst & Young LLP

For the years ended Dec. 31, 2023, and Dec. 31, 2022, Ernst & Young LLP and its affiliates billed $4,788,655 and $4,608,258, respectively, as detailed below:

Year Ended December 31	2023	2022
Audit fees(1)	$3,368,977	$2,873,395
Audit-related fees(1)(2)	1,374,803	1,618,751
Tax fees	5,850	116,112
All other fees	39,025	—
Total	$4,788,655	$4,608,258

(1)	Comparative figures have been reclassified to conform to the current period classification of fees.

(2)	Included in the 2023 audit-related fees are $504,522 (2022 – $966,515) of fees billed to TransAlta Renewables Inc.

No other audit firms provided external audit services in 2023 or 2022.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included in the audit fees. Audit-related fees include statutory audits, pension audits and other compliance audits. In 2023 and 2022, we included the fees billed to TransAlta Renewables Inc., a wholly owned and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are for tax-related services for the review of tax returns, assistance with questions on tax audits and tax planning.

All Other Fees

All other fees include products and services provided by the Company’s auditor other than those services reported under audit fees, audit-related fees and tax fees. This includes fees related to training services provided by the auditor.

Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley Act (“Sarbanes-Oxley”). This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

54	TransAlta Corporation

Business of the Meeting

The Board believes that the reappointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interest of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.	see page 41

Item of Business 4: Advisory Vote on Executive Compensation

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”) section beginning on page 115, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and the Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the CD&A beginning on page 115 of the Proxy Circular. In 2023, we received 96.22 per cent support from Shareholders for our approach to executive compensation.

As a Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 15, 2024, delivered in connection with the 2024 annual meeting of Shareholders of the Company.”

Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the proxy intend to vote FOR the approval of the advisory resolution on executive compensation.	see page 43

Item of Business 5: Other Business

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as your proxyholder sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

2024 Management Proxy Circular	55

Governance

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its committees.

Our Governance Practices

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:

+	National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

+	National Instrument 52-110 – Audit Committees;

+	National Policy 58-201 – Corporate Governance Guidelines; and

+	National Instrument 58-101 – Disclosure of Corporate Governance Practices.

As a “foreign private issuer” under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by US domestic issuers. This disclosure can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investors/governance.

Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance. Our articles and by-laws also set out certain matters that govern our business activities.

The key elements of TransAlta’s governance practices are:

+	Ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

+	Establishing key policies and standards to provide a framework for how we conduct our business;

+	Retaining directors, other than our CEO, who are independent;

+	Having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix, to maximize the effectiveness of the Board and its committees and oversight of the execution of our strategies;

+	Maximizing the effectiveness of the Board, its committees and individual directors through annual evaluations and continuing education of our directors; and

+	Facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

Our Ethical Commitment

Codes of Conduct

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a central element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

+	Code of Business Conduct for Directors, which applies to our directors;

+	Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;

+	Finance Code of Ethics, which applies to all financial employees of the Company;

+	Energy Trading Code of Conduct, which applies to all of our employees engaged in energy marketing; and

+	Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.

Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to, among other things, the protection and proper use of our assets.

The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Code of Business Conduct for Directors and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. Our employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and must certify annually that they have reviewed and understand their responsibilities as set forth in the respective codes of conduct. This certification also requires our employees, officers and directors to acknowledge that they have complied with the standards set out in the respective code during the last calendar year. In 2023, the Company undertook mandatory Code of Conduct training for all employees and was able to achieve 100 per cent participation.

The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct, labour issues and human rights, conflicts of interest and environmental leadership. Suppliers can report any concerns related to the Supplier Code of Conduct using TransAlta’s Ethics Helpline and disclose any actual or perceived conflicts of interest via email to conflicts@transalta.com. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1-855-374-3801 (Canada/US) and 1-800-40-5308 (Australia) or via the Internet at www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.

Governance

As part of our commitment to good corporate governance, the Code of Business Conduct for Directors provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles contained in our Corporate Code of Conduct. A complete copy of our Code of Business Conduct for Directors is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/investors/governance.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investors/governance.

In addition, our Whistleblower Policy provides a mechanism for our employees, contractors, officers and directors to report, among other things, any actual or suspected ethical or legal violations. We would seek to remedy the impact promptly in order to establish a corrective action plan in collaboration with the relevant individuals and stakeholders. There will be no retaliation for matters reported in good faith.

58	TransAlta Corporation

Handling Conflicts of Interest and Related Party Transactions

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Code of Business Conduct for Directors, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.

The Charter of the AFRC provides that the AFRC will assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related-party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related party transactions. The AFRC is considered the appropriate committee to initially assess related party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” includes entities that the Company controls, but are not wholly owned, and applies to any agreement entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related party transactions.

Insider Trading

The Company maintains an insider trading policy and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

+	Establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

+	Publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

+	Establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

+	Requiring all reporting insiders to pre-clear securities trading transactions.

Governance

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC or the HRC. All submissions can be made directly to the Chair of the AFRC or HRC by identifying the submission with “subject matter 004”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline. Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC or HRC, as applicable. The AFRC receives all incidents, complaints or information reported through the Ethics Helpline. The AFRC reviews matters relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters. The HRC reviews matters relating to material ethical or legal violations. If the findings are urgent, they will be reported to the Chair of the AFRC or HRC, as applicable, immediately.

60	TransAlta Corporation

The Board’s Mandate

General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/investors/governance.

Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings; coordinates, in conjunction with the CEO, the Executive Vice President, Legal and the Corporate Secretary, the agenda for the Board and Shareholder meetings; and ensures that each of the committee’s functions is effectively carried out. In addition to the role of leading the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investors/governance.

Committee Charters and Committee Chair Position Descriptions

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the committee charters, including the committee chair responsibilities and the Terms of Reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committee chairs, each committee and each director.

Governance

The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance. The Chair of each committee, who is guided by a committee charter, is responsible for the organization of the committee and fulfilment of its mandate and works closely with the Board Chair to ensure the committee’s functions are effectively carried out. The committee charters, along with the Terms of Reference for the Chair of the Board, can be found on our website at www.transalta.com/investors/governance. Please see each committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2023. The Board may also from time to time establish special committees for a variety of reasons, including to facilitate effective decision making or to manage potential conflicts of interest.

62	TransAlta Corporation

Governance

In 2022, the Board designated a member of the Board, Mr. Alan Fohrer, as the Company’s Dam Safety Advisor and adopted a mandate for the Dam Safety Advisor. The Board determined to appoint an individual member of the Board as a Dam Safety Advisor in order to assist the Board in fulfilling its oversight role in regard to the Company’s dam safety practices given the unique and technical aspects of dam safety. The Dam Safety Advisor has the responsibility to:

+	meet with the Company’s Chief Dam Safety Engineer to discuss overall dam safety practices, outcomes and any recommendations of the Company’s Chief Dam Safety Engineer;

+	assist the Board in fulfilling its stewardship role by applying their technical skills and expertise to Board discussions that concern dam safety;

+	provide leadership to the Board in ensuring the proper and timely discharge of the Board’s responsibilities as it pertains to dam safety and to support the alignment of dam safety decisions and policies with the Company’s overall strategy and objectives; and

+	report to the Board, in addition to the Company’s Chief Dam Safety Engineer and Executive Vice President, Generation, as to the material activities, risks, recommendations and decisions relating to the Company’s Dam Safety Program and any related management systems.

CEO Position Description

We have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investors/governance.

Strategic Planning

The Board has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with and without the presence of senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also holds in camera meetings without the presence of the CEO or other members of management to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan to maximize Shareholder value.

The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation to identify opportunities and risks to our business strategy. In 2023, this strategic planning session was held in person and included considering growth initiatives and strategies, the changing regulatory environment, an assessment of the Alberta electricity market and power prices, including the impact of inflation, and other matters of strategic importance to the Company. The Board also considered the future cash profile of the Company and, in November 2023, approved a nine per cent dividend increase.

2024 Management Proxy Circular	63

Environmental, Social and Governance

As we execute our strategy, our decisions are governed with a view to also delivering on our ESG objectives. We have a long history of adopting leading sustainability practices, including 30 years of sustainability reporting and also voluntarily integrating our sustainability report into our annual integrated report. We have been issuing an annual integrated report since 2015. We test our sustainability practices and reporting against standards set by the International Sustainability Standards Board by the International Financial Reporting Standards Foundation, the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures, among others. Moreover, the Company aligns its sustainability targets with the UN Sustainable Development Goals.

Our key sustainability pillars build on our corporate strategy and weave through our entire business. Our track record in these areas illustrates our commitment to sustainability, including climate change leadership, safety and Equity, Diversity and Inclusion (“ED&I”). Our sustainability pillars include:

+	Clean, Reliable and Sustainable Electricity Production;

+	Safe, Healthy, Diverse and Engaged Workplace;

+	Positive Indigenous, Stakeholder and Customer Relationships;

+	Progressive Environmental Stewardship; and

+	Technology and Innovation.

In 1997, we were an early adopter of wind power generation. At the end of 2021, TransAlta no longer generated electricity with coal in Canada and also ceased all coal mining operations. Since 2015, we have reduced our scope 1 and 2 greenhouse gas (“GHG”) emissions by 21.3 MT CO2e or 66 per cent. TransAlta will cease generation from our remaining US coal unit by the end of 2025, which will further reduce the Company’s emissions.

The key components of our Company’s approved sustainability targets include:

+	A continued focus on safe operations and environmentally sustainable practices, including undertaking significant reclamation work;

+	By 2026, achieving a company-wide reduction in scope 1 and 2 GHG emissions of 75 per cent below 2015 levels, and by 2045 reducing our scope 1 and 2 emissions to net zero;

+	By 2024, verify and disclose 80 per cent of TransAlta’s scope 3 emissions;

+	By 2024, 80 per cent of our spend will be with suppliers that have a sustainability policy or commitment;

+	Undertaking initiatives that will enhance the environmental performance of the Company and developing new renewable projects that support customer ESG goals to achieve both long-term power price affordability and carbon reductions;

+	Supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;

+	Enhancing our commitment to workplace gender diversity, including adopting a target of 50 per cent representation of women on the Board by 2030 and 40 per cent representation of women among all of our employees by 2030; and

+	Maintaining our commitment to leading ESG disclosures.

In 2023, TransAlta’s MSCI ESG Rating was upgraded to ‘AA’ from ‘A’. The upgrade reflects the Company’s strong renewable energy growth compared to peers. We also received an award for best ESG reporting (mid-cap) by the IR Magazine Canada. In 2023, TransAlta demonstrated some of the most comprehensive disclosures among utilities companies assessed in the inaugural Climate Engagement Canada Net Zero Benchmark, which evaluates corporate issuers’ progress towards aligning with the Paris Agreement’s goals.

ESG factors are overseen by the GSSC. The Board maintains ultimate oversight over TransAlta's ESG matters, including risks and opportunities related to material capital project decisions and other matters not specifically covered in a committee mandate.

Board Accountability for Human Capital Management

The HRC mandate includes oversight of the key compensation, human resources and pension policies and plans of TransAlta, including policies that support human rights and ethical conduct. In addition to executive compensation, variable incentive and equity compensation plans, pay for performance, compensation governance and risk assessments, the HRC has broad oversight over various human resources policies, strategies and workplace trends. The HRC's annual work plan includes formal discussions at least two times a year on top talent retention and workforce trends, management succession and leadership development, culture and ED&I, specifically addressing progress on Board-approved ED&I and culture strategies, employee engagement, psychological safety, and inclusion and belonging metrics and trends. In 2023, with amendments to the HRC Charter, the HRC reviewed all human resource related whistleblower complaints. TransAlta's current Board includes five members (38%) with human resources experience.

Board Accountability for Sustainability and ESG

Environmental: The GSSC receives updates to TransAlta's environmental matters including climate change-related risks and opportunities and GHG emissions targets. Furthermore, the AFRC reviews climate change and sustainability disclosure in the financial disclosure documents.

Social: The GSSC reviews TransAlta's implementation of a safety-conscious culture, emergency preparedness plans, Board and workforce diversity targets and stakeholder matters. The HRC receives updates regarding TransAlta's ED&I Council, culture transformation, mental health and wellness and psychological safety initiatives.

Governance: The GSSC reviews the risk management matrix and voluntary ESG reporting and disclosure. The GSSC also monitors updates to securities law and proxy advisor policies, and reviews Board skills matrices. The AFRC oversees financial risk management, financial reporting, auditor independence and the implementation of internal and external audits. The HRC reviews executive compensation levels, employee compensation and benefits programs, and the overall compensation program.

The Company's current Board includes four members (31%) with climate-related experience.

The full details of the approved sustainability targets are available at www.transalta.com/sustainability and more information regarding these sustainability targets and the Company’s ESG performance are also included in the Company’s 2023 Integrated Report.

Risk Management

The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

+	Making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;

+	Monitoring our risk management programs through the work of the committees that report to the Board; and

+	Ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management Framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

Governance

The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required) reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for reviewing the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The IPC provides oversight of management’s significant investments and the execution of major Board-approved capital expenditure projects that are in furtherance of the Company’s strategic plans. The AFRC, HRC, GSSC and IPC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.

66	TransAlta Corporation

Governance

Cybersecurity Risk Management

An ongoing risk for the Company is related to cybersecurity. The Board plays an active role in ensuring the Company’s overall approach to cybersecurity is adequate and effective. The following are some of the key responsibilities of Board oversight in the cybersecurity program:

+	Cybersecurity Incident Reporting: In 2023, the Company had no material or reportable cybersecurity incidents.

+	Governance: The Board has generally delegated to the AFRC the responsibility of receiving a biannual system status update with respect to the Company’s core IT operating systems and an annual review of components of the Company’s cybersecurity program and their effectiveness.

+	Reviewing risk assessments: The AFRC reviews regular assessments of the Company’s cybersecurity program to ensure that appropriate controls are in place to manage these risks.

+	Reviewing incident response plan: The Board is informed and consulted on the organization’s incident response plan to ensure that it is comprehensive and well-rehearsed.

+	Awareness and training: We place a strong emphasis on cybersecurity awareness and training for all employees, from frontline staff to the Board. This helps to ensure that everyone in the organization understands the importance of cybersecurity and their role in protecting the Company’s assets and data. The Board receives updates regarding the Company’s education and awareness campaigns and their effectiveness. The Board also receives cybersecurity education, which in 2022 included an education session for the full Board in respect of the Company’s cybersecurity capabilities maturity model. In 2023, as new board members were onboarded, a dedicated cybersecurity training session was provided, in addition to ongoing cybersecurity program updates.

+	Strategy: The Company aligns its cybersecurity strategy with its business objectives and risk appetite, following industry standards and frameworks. The cybersecurity strategy sets a three-year cybersecurity mandate, principles, goals, priorities, and roles. The Board approves and oversees the strategy and its key initiatives.

+	Risk management: The Company uses a risk-based approach to identify, assess, prioritize, and mitigate cybersecurity risks, following its corporate enterprise framework. The Company evaluates its controls and gaps regularly, both internally and externally. The Company also monitors and proactively responds to cybersecurity threats and trends.

+	Evaluating performance: The Board and AFRC, as applicable, regularly evaluate the performance of the Company’s cybersecurity program to ensure it is achieving its objectives and that resources are being used effectively.

Of the current director nominees, three out of the 12 director nominees (25%) have expertise in cybersecurity, namely Ms. Folse, Mr. O’Flynn and Ms. Sharma. Ms. Folse ranks this as one of her top four competencies, but all three director nominees have led or overseen cybersecurity-related functions and technological systems.

2024 Management Proxy Circular	67

Internal Controls

The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead internal auditor meets regularly with the Chair of the AFRC without the presence of management.

Meeting without Management or Non-Independent Directors

Independent directors meet without management at each Board and committee meeting.

As a standard item on each regular Board and committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2023, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions at the conclusion of each meeting without members of management in attendance. In 2023, the Board held 10, the AFRC held eight (including a joint pension meeting with the HRC), the HRC held six (including a joint pension meeting with the AFRC), the IPC held seven and the GSSC held four in camera sessions.

Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.

In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

Our management succession planning process also includes identifying high-potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained to help the HRC identify any skills gap or compatibility for the role. High-potential employees are also given the opportunity to make presentations in front of the Board to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

Board Characteristics

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 – Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out under Sarbanes-Oxley. The criteria are also used to assess the independence of any new director appointed or nominated to the Board.

A director is independent if they do not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association the director may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or before their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly or through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company, and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

Our independent directors do not receive remuneration in excess of their retainers and reimbursement of reasonable travel expenses and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mr. Kousinioris, our President and CEO), has a material relationship with TransAlta, either directly or indirectly, that could reasonably be expected to interfere with the exercise of independent judgment. Mr. Kousinioris is not independent by virtue of his role as an executive officer of the Company.

In 2019, the Company entered into an investment agreement (the “Investment Agreement”) with an entity affiliated with Brookfield Asset Management Inc. (“Brookfield”), pursuant to which Brookfield can nominate two directors to the Board. Mr. Goldgut is an officer and Mr. Reid is a former officer of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s management hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. The GSSC and the Board reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Goldgut’s or Mr. Reid’s independent judgment in their roles as members of the Board. As a result, Mr. Goldgut and Mr. Reid are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements for serving on an audit committee under National Instrument 52-110 – Audit Committees and NYSE governance standards, or for serving on the compensation committee under NYSE governance standards. As a result, Mr. Goldgut and Mr. Reid cannot serve on the Company’s AFRC or HRC.

Governance

Ms. Sharman is an executive officer of CIBC, a leading North American financial institution. The Company engages CIBC in the ordinary course of business to provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities, the aggregate amount of which each year is immaterial to both CIBC and the Company. The aggregate annual amount of such fees in each of the last two years was significantly less than 0.05 per cent of CIBC’s consolidated gross revenues in each year and is also significantly less than 0.5 per cent of the Company’s gross revenues in each year. In Ms. Sharman’s role as Senior Executive Vice President and Group Head, People, Culture and Brand, she does not work on any matters, directly or indirectly, related to the Company or its business nor is she responsible for originating any such business with the Company. Furthermore, Ms. Sharman’s compensation at CIBC is not impacted in any way by matters related to the Company. The Company further understands that CIBC has established procedures to ensure that Ms. Sharman is not made aware of, or have information pertaining to, TransAlta in her decision-making authority at CIBC. Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters. Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 – Audit Committees, as the payment to CIBC of compensatory fees of even one dollar would result in her failing to meet such additional independence requirements.

70	TransAlta Corporation

Governance

The Board also considered Ms. Ambrose’s role at TD Securities Inc. as Deputy Chair and concluded that her role at TD Securities Inc. is not that of an “executive officer” within the meaning of National Instrument 52-110 – Audit Committees. Although the Board concluded that she meets the additional independence requirements and is able to serve on the AFRC, Ms. Ambrose does not currently sit on the AFRC.

The Board considered Mr. O’Flynn’s independence in light of the Company’s investment commitment to Energy Impact Partners’ (“EIP”) Deep Carbonization Frontier Fund 1. Mr. O’Flynn currently acts as a senior advisor for EIP. In his capacity as a senior advisor, Mr. O’Flynn does not have any decision-making authority, policy-making authority or a leadership role within EIP. When TransAlta invested in EIP’s Deep Carbonization Frontier Fund 1, Mr. O’Flynn recused himself from the meeting and played no active or deliberate role in TransAlta’s investment decision. In addition, Mr. O’Flynn did not receive any fee or compensation from EIP in respect of TransAlta’s investment decision.

TransAlta remains committed to greater diversity at the Board level and does not consider it appropriate that Shareholders vote against the election of qualified and diverse candidates due to the technical application of an overly broad definition of independence that does not align with applicable legal or regulatory requirements. A commitment to diversity at the Board level should include a commitment to consider the totality of the candidate’s qualifications, capabilities and contributions along with any other practical considerations before voting against otherwise qualified individuals and diverse nominees.

2024 Management Proxy Circular	71

Board Chair Independence

The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

Diversity

Diversity of talented individuals with different backgrounds, experiences, competencies and points of view is a strategic advantage that contributes to our success and will continue to move us forward.

Our Board and management are committed to diversity, equity and inclusion because it drives innovation, better decisions, employee engagement and our ability to attract top talent. In 2015, the Board adopted a Board and Workforce Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages. Our Board and Workforce Diversity Policy, including our ED&I Pledge which was adopted in 2020, is available on our website at www.transalta.com/investors/governance/board-and-workforce-diversity, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Indigenous peoples, persons with disabilities and visible minorities (each a “designated group”). By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, Indigenous people, members of the LGBTQ+ community, persons with disabilities and women. The GSSC annually reviews the Board and Workplace Diversity Policy and its objectives to assess effectiveness.

The Company is working towards achieving our industry-leading Board and company-wide gender targets. On Jan. 16, 2020, the Board approved a target of 50 per cent female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030. Although the Company does not have a target specific for executive officers, the workforce target of 40 per cent women is expected to continue to result in women being well represented at all levels, including the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusion and are expected to benefit the Company by expanding our pool of qualified employees and senior leaders, while also incorporating different perspectives and ways of thinking to successfully execute on our strategy. In 2021, the Company established a Sustainability-Linked Loan that aligns the cost of borrowing to TransAlta’s gender diversity targets.

The illustration above depicts our goal for female board members and total workforce by 2030 and our progress as at Dec. 31, 2023.

If all nominees are elected at the Meeting, women will make up 42 per cent of our Board.

The Board remains committed to maintaining and increasing the representation of women and visible minorities on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience. If all nominees are elected at the Meeting, men will make up 58 per cent (seven male directors) and women will make up 42 per cent (five female directors) of the Board (excluding the Brookfield nominees, women nominees would constitute 50 per cent of the Board).

Governance

As of March 15, 2024, 75 per cent (three out of four) of the committees of the Board are chaired by women. The director nominees also include one member (eight per cent) that self-identifies as being a visible minority. There are no nominees to the Board that identify as Indigenous or as having a disability. With respect to executive officer positions, as of March 15, 2024, we have 30 per cent women (three women), 70 per cent men (seven men) and no executive officers who self-identify as visible minorities, Indigenous or as having a disability.

In 2023, we continued with our female apprenticeship program to strategically target the recruitment of high potential female students and train them to gain valuable experiential learning in the trades. The female apprenticeship program has created a pipeline of future female talent for the Company and has resulted in us being able to creatively target, recruit, hire and retain our first-ever female wind technicians, as well as the first females in the roles of instrumentation technician, electrical technician and power plant operator in our gas fleet in Alberta. As of Dec. 31, 2023, women made up approximately 27 per cent of our total workforce, a one per cent increase over 2022 levels.

Executive Officers(1)

(1)	As of March 15, 2024.

Workforce

TransAlta has been and remains committed to diversity as is exhibited by the addition in 2023 of a visible minority Board member, the number of women on our Board, women chairing committees of the Board, and women in senior management positions. Although the Company has adopted a goal of advancing gender diversity throughout the Company, the Company and its material subsidiaries have not adopted a target number or percentage of Indigenous peoples, persons with disabilities and visible minorities. Rather than adopting diversity targets beyond gender at the Board and workforce level, the Company is focused on applying the Company’s Board and Workforce Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

2024 Management Proxy Circular	73

Governance

The Company has developed a five-year ED&I strategy that was approved by the Board in August 2021. The first phase of the strategy was implemented between 2021 and 2022 and it included raising awareness to build a foundation and common understanding upon which our co-workers can have meaningful conversations to learn about one another. The second phase, in 2023, aimed to reinforce and embed inclusive behaviours. In 2021, the Company adopted sustainability targets that resulted in all employees completing Indigenous cultural awareness training by the end of 2023. In 2022, 100 per cent of our employees in Canada completed the Indigenous cultural awareness training. In 2023, 100 per cent of our employees in the US and Australia completed the Indigenous training. We believe education is the foundation to ensuring respectful and strong relationships with Indigenous peoples. In 2023, TransAlta provided more than $453,000 to support Indigenous youth, education and employment programs, representing 14 per cent of TransAlta’s total community investment.

74	TransAlta Corporation

Governance

At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which can be evidenced by the recruitment of two accomplished women executives in 2018, the appointment of one woman as the Corporate Controller in 2021, an increase in the accountabilities of two women executive officers in 2023, and the recruitment of a female executive officer in 2024. To monitor our progress on the advancement of diversity and to develop a healthy pipeline of diverse talent, we also:

+	Ensure that any list of potential director nominees includes at least 50 per cent women;

+	Ensure that any list of potential director nominees includes diversity beyond gender;

+	Maintain a list exclusively of highly qualified women director nominees;

+	Identify top talent and implement development plans for high-potential women;

+	Ensure pay equity between men and women. For example, we have proactively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years, including during the pandemic in 2020 and 2021;

+	Actively seek recruitment of women in key roles within the Company;

+	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders;

+	Hold ongoing communications and conversations throughout the year to celebrate and commemorate important diversity milestones and encourage people to come together to advance ED&I; and

+	Connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

As well, female advancement in the Company, psychological safety and unconscious bias are topics specifically addressed by the HRC.

In 2023, we added the role of Director to our management roles. As at Dec. 31, 2023, women accounted for approximately 27 per cent of the entire workforce, and women accounted for more than 50 per cent of the newly created Director roles. See the table below for more details of diversity.

(1)	As of March 15, 2024.

(2)	The data in this table does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

2024 Management Proxy Circular	75

Governance

76	TransAlta Corporation

Governance

Year-over-Year Comparison

(1)	As of Dec. 31, 2023. The data above does not reflect gender self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

The Company has only one “material subsidiary” (as such term is defined by the CBCA), being TransAlta Renewables Inc. As at Dec. 31, 2023, women accounted for approximately 50.0 per cent and 29 per cent of the Board and officers at TransAlta Renewables Inc., respectively, as set forth in the table below. TransAlta Renewables Inc. has one officer who identifies as a visible minority. TransAlta Renewables Inc. does not have any directors who identify as Indigenous persons, persons with a disability or members of a visible minority group.

	Board		Officers
Material Subsidiary(1)	Male (%)	Female(2) (%)	Male (%)	Female(2) (%)
TransAlta Renewables Inc.	50.00%	50.00%	71.43%	28.57%

(1)	TransAlta Generation Partnership also meets the definition of a “material subsidiary” although it is managed by TransAlta and does not have its own board of directors or executive team.

(2)	The data in this table does not reflect self-identification; it only identifies male or female. Nevertheless, the Company encourages directors, officers and employees to self-identify their preferred gender identity, including non-binary identities.

2024 Management Proxy Circular	77

Governance

Other Public Company Directorships/Committee Appointments

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Code of Business Conduct for Directors.

The following table outlines other public company directorships our nominee directors hold, including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has no concerns with any Board member's other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Dielwart, J.	Crescent Point Energy Corp.	TSX/NYSE	Reserves; Environment, Safety and Sustainability (Chair)
Fohrer, A.	PNM Resources, Inc.	NYSE	Audit and Ethics (Chair); Nominating and Governance
Folse, L.	Enerflex Ltd.	TSX/NYSE	Nominating and Corporate Governance; Human Resources and Compensation
Goldgut, H.	None	-	-
Kousinioris, J.	None	-	-
MacGibbon, C.	Osisko Gold Royalties Ltd.	TSX	Audit and Risks; Human Resources
	Carbon Streaming Corp.	NEO	Audit (Chair)
O’Flynn, T.	None	-	-
Pinney, B.	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit (Chair); Human Resources and Compensation; Governance and Sustainability
	SNDL Inc.	NASDAQ	Audit (Chair); Compensation; Nominating and Corporate Governance
Reid, J.	Inter Pipeline Ltd.	Not listed	Director
Sharma, M.	Finning International Inc.	TSX	Audit; Governance and Risk
	Vermilion Energy Inc.	TSX/NYSE	Audit (Chair); Governance and Human Resources
Sharman, S.	None	-	-
Slusser, S.	None	-	-

78	TransAlta Corporation

Governance

Board Expertise

Orientation and Continuing Education

Orientation

Prior to any new appointments to the Board, nominees are given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between nominees are scheduled with each executive officer in order to allow them to familiarize themselves with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also includes providing nominees with the following:

+	An online director’s manual containing information about a director's duties and obligations, the Board, each committee (including the charter for each committee), the Company’s constating documents, the Code of Business Conduct for Directors, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;

+	Access to materials and minutes from recent Board and committee meetings; and

+	At the beginning of the term, participation in all committee meetings to obtain an understanding of each committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy and utilities industry, strategy, operations, financial matters, legal compliance, cybersecurity, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the Company and industry, which includes the following:

+	A comprehensive package of information before each Board and committee meeting;

+	Presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;

+	Focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;

+	Presentations from outside financial advisors, legal counsel and other consultants;

+	Access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

2024 Management Proxy Circular	79

Governance

+	Presentations by management to provide directors with information pertinent to our business;

+	Information sessions on topics suggested by management or directors;

+	Reports on the work of Board committees following committee meetings;

+	Full access to our senior management and employees;

+	Professional development courses (e.g. our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors); and

+	Encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

80	TransAlta Corporation

In 2023, our directors received continuing education that included presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
February	Tax Equity Investment Environment	Marathon Capital	All directors
February/April	Cybersecurity	TransAlta	All directors
February/April/July	Government Relations	TransAlta	All directors
July	Culture	TransAlta	All directors
July	Industry Perspectives	AIMCo	All directors
October	Regulatory Developments and Trends	TransAlta	All directors
December	Australia Site Tour	TransAlta	C. MacGibbon

The Board also regularly holds evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including building collegiality by meeting as directors in a less formal atmosphere, meeting high-potential employees in order to advance the succession planning for the Company and holding educational sessions on important topics for the Company’s business and strategic direction. In 2023, the Company held four evening dinner sessions before four regularly scheduled Board meetings.

Financial Literacy

An individual is defined as financially literate if they can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Mr. Pinney, Mr. Fohrer, Ms. MacGibbon, Ms. Sharma and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the US Securities Exchange Act of 1934, as amended.

This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the AFRC and/or Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors LLC (“Farient”) as independent compensation consultants to advise it on the Company’s compensation plans. See “Compensation Governance – Independent Advice”.

Governance

Board Effectiveness

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board committees, individual directors and the Chair’s performance. Below is a summary of the processes for the annual evaluation:

82	TransAlta Corporation

Governance

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

Board members complete a detailed questionnaire that: (i) provides the quantitative ratings in key areas; and (ii) seeks subjective comment in each of those areas.

Responses are reviewed by the GSSC together with the Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the Board.

The GSSC and Board review and consider any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.

The summary report is reported to the full Board by the Board Chair during an in camera session.

Areas of improvement and objectives are identified and monitored.

Suggestions are provided to the CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

Board members assess and comment on the Chair of the Board’s performance measured against the position description.

Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session. The results of this review form the basis for objectives for the Chair for the upcoming year.

Before the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to the renewal of the term.

Board Committees (Annual)	All Members of the Board

Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

Responses are reviewed by the GSSC and Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss their views about the effectiveness of the committees.

The GSSC and Board reviews and considers the proposed changes to the committee charters.

A summary report is prepared by the Chair of the GSSC.

The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.

The Chairs of the respective committees are expected to follow up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.

The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

2024 Management Proxy Circular	83

Governance

Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, from third-party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors, the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and the Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills is represented. The GSSC also considers prospective candidates’ relative executive leadership, diversity, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

The evergreen list includes at least 50 percent women to ensure equal gender representation and includes members of racial and ethnic groups.

Board Chair and GSSC assesses composition, skills and experience of existing Board, current and future needs and considers diversity	Identity potential candidates	In-depth review of qualifications, and consideration of diversity	Review independence and potential conflicts, and interview potential candidate	Recommend selected candidates for Board appointment

In addition, regard is also given to self-identified gender, identification with a designated group, age, business experience, professional expertise, personal skills, stakeholder perspectives and the geographic background of any potential candidate. In the Company's most recent active recruitment of new director nominees undertaken in late 2022 and early 2023, the GSSC engaged in very targeted recruitment focused exclusively on diverse candidates, including women and members of ethnic and racial groups.

Specifically, the GSSC actively evaluated four candidates for nomination to the Board, all of whom were women and two of whom were members of ethnic and racial groups. All of these factors were then considered with the goal of creating a diverse Board that together can provide effective insight, oversight and foresight to benefit the Company. These considerations culminated in the nomination and appointment of Ms. Sharma and Ms. MacGibbon to the Board in early 2023.

84	TransAlta Corporation

Nomination Rights

Pursuant to the Investment Agreement, for so long as Brookfield holds exchangeable securities, Brookfield is entitled to designate two nominees for election to the Board at each annual meeting of Shareholders. Each nominee must (i) be an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Mr. Reid and Mr. Goldgut are the Brookfield nominees to the Board.

The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual Shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, have broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.

If either of Brookfield’s nominees to the Board is not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at nine per cent and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill and voting obligations that largely expired in 2022; provided that for so long as there are Brookfield nominees on the Board, Brookfield will not solicit proxies, request a special meeting of Shareholders, propose a shareholder proposal, or seek to obtain representation on the Board other than pursuant to the Investment Agreement.

Mr. Goldgut and Mr. Reid were not directors of the Company at the time the Brookfield Investment was approved and entered into by the Company. For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the investment, reference is made to the Company’s material change report dated March 26, 2019, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta, and the exchange and option agreement with Brookfield governing the terms of the exchange of the exchangeable securities issued pursuant to the investment, are also available on SEDAR+ and EDGAR.

Shareholder Engagement

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages Shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional Shareholders on an annual basis. In 2023, representatives of the Board and senior management (including the CEO) were precluded from engaging with the Company’s significant Shareholders due to the transaction between the Company and TransAlta Renewables Inc. that was ongoing during the year and completed in the fourth quarter.

Governance

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, Shareholder proposals, Board or committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in person, virtual or telephone meetings with our significant Shareholders.

The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found on the Company’s website at www.transalta.com/investors/governance/shareholder-engagement-policy.

86	TransAlta Corporation

Governance

The Board will endeavour to respond to all appropriate correspondence in a timely manner.

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the Board (marking the envelope “Confidential – Board-Shareholder Engagement”) or email (marking the subject line as “Confidential – Board-Shareholder Engagement”) as follows:

2024 Management Proxy Circular	87

Governance

Corporate Secretary
TransAlta Corporation
Suite 1400, 1100 - 1st Street SE
Calgary, Alberta T2G 1B1

Or via email to: corporate_secretary@transalta.com

Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders and other stakeholders are also encouraged to contact us through our Ethics Helpline at 1-855-374-3801 (Canada/US) or 1-800-40-5308 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

Other Information

Loans to Directors and Officers

As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2023 fiscal year. The Board must approve any loans that may be made to directors and officers.

As of Dec. 31, 2023, no indebtedness was due from any associate of any director or executive officer of the Company.

Directors and Officers Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from Dec. 31, 2022, to Dec. 31, 2023, was US$2,044,194. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Interests of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10 per cent of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries.

88	TransAlta Corporation

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Proxy Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2023 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Governance

Report of the Audit, Finance and Risk Committee and Committee Responsibilities

90	TransAlta Corporation

Governance

During 2023 the AFRC met in camera, without management present, at the conclusion of each stand-alone AFRC meeting.

The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2023.

In fulfilling its mandate in 2023, the AFRC completed the following:

Financial Reporting

+ Reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;

+ Received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

+ Received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

+ Reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended Dec. 31, 2022.

Risk Management, Regulatory Compliance and Governance

+ Reviewed the mandate of the AFRC;

+ Received updates on and oversaw the Company’s information management and technology systems, assessment and mitigation of any operational risks;

+ Reviewed, with the Board, the Company’s cybersecurity program, evaluating threat readiness and resilience, and sustainability to monitor and respond to potential cyberattacks;

+ Received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management Framework; and

+ Received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.

Financial Planning

+ Received tax updates and reviewed the long-range tax and financing plan;

+ Reviewed all financings and financing strategy;

+ Reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses; and

+ Reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management.

External Auditors

+ Reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for Shareholder approval;

+ Reviewed all quarterly and annual reports from the external auditors on the results of their quarterly reviews and annual audit of financial statements and internal controls over financial reporting;

+ Reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management; and

+ Held an in camera discussion with external auditors after every meeting.

Internal Audit

+ Reviewed annual internal audit plan and received quarterly updates on internal audit, SOX compliance, insights from completed internal audits, updates on management requests, and continuous audit planning; and

+ Held in camera discussion with internal auditors after each meeting.

2024 Management Proxy Circular	91

Governance

Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

92	TransAlta Corporation

Governance

During 2023 the GSSC met in camera, without management present, at the conclusion of each GSSC meeting. The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2023.

In fulfilling its mandate in 2023, the GSSC completed the following:

Corporate Governance

+ Reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;

+ Evaluated the size and composition of the Board committees to provide for staffing of each committee with the appropriate mix of skills and experience to maximize effective decision-making;

+ Provided oversight of the Board succession process, including consideration of potential director candidates;

+ Identified, assessed and recommended the nominees to stand for election as directors at the Meeting;

+ Reviewed and recommended amendments as required to the Company’s General Governance Guidelines for the Board;

+ Reviewed the charters of each committee;

+ Reviewed the written Corporate Code of Conduct, Supplier Code of Conduct and Code of Business Conduct for Directors;

+ Reviewed and assessed the terms of reference of the Chair of the Board;

+ Reviewed independent director share ownership requirements;

+ Reviewed the Shareholder Engagement and Workplace Diversity policies;

+ Reviewed relationships between the Company and Indigenous communities;

+ Reviewed sponsorships, donations and political contributions;

+ Reviewed the market competitiveness of directors’ compensation;

+ Performed an evaluation of the Board, its committees and the individual directors and held a discussion in camera at the Board level on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable; and

+ Reviewed the directors’ and officers’ insurance program.

Environment, Health and Safety

+ Received regular reports from management regarding environmental, health and safety (“EH&S”) compliance, trends and TransAlta’s responses, including climate change and emissions reduction, and policy and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the US and Australia;

+ Assessed the impact of GHG policies and other legislative initiatives on the Company’s business;

+ Reviewed with management the EH&S policies of the Company;

+ Received regular reports from management on the Company's dam safety program, including risk profiles, results of investigations, significant projects, safety priorities and recommendations from the external dam safety review panel;

+ Reviewed TransAlta’s Emergency Response Plan;

+ Received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and

+ Reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

Sustainability

+ Reviewed the Company’s sustainability performance against its sustainability targets;

+ Approved sustainability targets in the areas of safety and Indigenous cultural awareness;

+ Received regular reports from management on ESG developments and trends; and

+ Received and recommended for approval the annual ESG report from management regarding TransAlta’s ESG objectives.

2024 Management Proxy Circular	93

Governance

Report of the Human Resources Committee and Committee Responsibilities

During 2023 the HRC met in camera, without management present, at the conclusion of each HRC meeting. The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2023.

In fulfilling its mandate in 2023, the HRC completed the following:

Executive Compensation and Governance

+ Reviewed and approved the annual incentive and long-term incentive performance achievements, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year and reviewed the Company’s say-on-pay policy;

+ Reviewed and approved its Charter;

+ Reviewed and recommended to the Board a supplemental executive compensation clawback policy, in accordance with the new rules of the NYSE;

+ Assessed executive and management succession and reviewed assessments for leaders across the Company;

+ Approved the compensation comparator group and reviewed the annual incentive and long-term incentive metrics, and reviewed the executive assessment process and share ownership guidelines;

+ Discussed compensation governance and risk assessments provided by the Board's external independent advisor;

+ Conducted annual compensation reviews for executive officers; and

+ Recommended to the Board the executive goals and CEO compensation.

Human Resources and Pensions

+ Reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;

+ Reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and

+ Together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report including annuitization of the US defined benefit pension plan;

In addition, during 2023 the HRC:

+ Held management succession discussions and received updates on progress to ensure the robust development of candidate pools at various levels in the organization for leadership capability and continuity;

+ Reviewed equity, diversity and inclusion, top talent retention and culture strategy, including monitoring the Company’s progress thereon;

+ Engaged in two educations sessions that were facilitated jointly by the Board and external compensation advisors: (i) ESG regulations and reporting standards, and (ii) variable incentive pay design;

+ Reviewed whistleblower complaints related to human resources matters;

+ Reviewed results of the Company’s Code of Conduct training;

+ Reviewed the CEO’s position description; and

+ Together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

94	TransAlta Corporation

Governance

Report of the Investment Performance Committee and Committee Responsibilities

The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leading clean energy company, mainly by converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of the other strategic growth priorities of the Company relating to renewables and on-site generation.

In fulfilling its mandate in 2023, the IPC completed the following:

+ Reviewed the Charter of the IPC;

+ Reviewed and recommended to the Board with respect to acquisition opportunities and development projects, including:

+ BHP Nickel West Mt Keith West Network Upgrade project;

+ Horizon Hill wind project;

+ White Rock wind project;

+ WaterCharger project;

+ Heartland Generation acquisition; and

+ Project Pinnacle.

+ Reviewed and recommended to the Board with respect to investment opportunities, including investment pipeline development;

+ Reviewed key elements relating to the Company’s major capital projects;

+ Reviewed post-investment returns on assets of prior major capital projects, including:

+ Coal to gas program;

+ North Carolina solar; and

+ Garden Plain wind.

During 2023 the IPC met in camera, without management present, at the conclusion of each IPC meeting. The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2023.

2024 Management Proxy Circular	95

Director Compensation

Report on Director Compensation

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

+	The Company’s strategic plans and priorities;

+	The complexity of the industry and size of the business;

+	The retention and attraction of qualified individuals to serve as directors on the Board;

+	The provision of competitive compensation; and

+	The importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health-care coverage, pensions, charitable donations, vehicles, club memberships or other such perquisites. In addition, non-management directors are not eligible to participate in the Company’s long-term incentive plan (consisting of restricted share units and performance share units) or stock option plan.

The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size on a revenue, asset and market capitalization basis.

Components of Compensation for 2023

Retainers	Amount(1)
Board Member Annual Retainer(2) and Meeting Fees
Chair of the Board	$330,000
Board Member	$195,000
Dam Safety Advisor	$20,000
Fee for each Board meeting in excess of 10	$1,750
Committee Chair and Member(3) Annual Retainer Fees
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$25,000
Investment Performance Committee (Chair)	$25,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000

(1)	All amounts are payable in Canadian dollars.

Director Compensation

(2)	At least half of each director’s annual retainer must be paid in common shares of the Company (purchased on behalf of the director in the open market) or in deferred share units. A director can elect to receive the other half of the annual retainer in cash, deferred share units or common shares.

(3)	Committee members do not receive an annual retainer.

2024 Management Proxy Circular	97

Director Compensation

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the volume-weighted average price (“VWAP”) of a TransAlta common share on the TSX for the five trading days preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the market value preceding the date dividends are paid on our common shares.

Following retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in the director’s account multiplied by the then market value, less applicable taxes.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. Each independent director is required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board. New directors are also required to acquire and hold the equivalent of one times the annual retainer within two years of joining the Board. Following an increase in director compensation, a director will have two years to acquire and hold the equivalent of one times the amount of the increase to the annual retainer and five years to acquire and hold a minimum value of three times the amount of such increase.

98	TransAlta Corporation

Shareholdings of directors at Dec. 31, 2023, are shown below:

Director and Year Appointed	Year	Total Shares and Share Units(1)		Change Year Over Year	Value(2)	Equity at Risk Multiple of 2023 Annual Retainer(3)	Ownership Requirement Met(4)
R. Ambrose (2017)	2023	89,912		15,563	$972,848	4.99x	Yes
	2022	74,349			$934,567	4.79x
J. Dielwart (2014)	2023	196,151		26,116	$2,122,354	6.43x	Yes
	2022	170,035			$2,034,266	6.16x
A. Fohrer (2013)	2023	146,745		10,670	$1,587,781	8.14x	Yes
	2022	136,075			$1,710,463	8.77x
L. Folse (2021)	2023	21,306		8,501	$230,531	1.18x	On Track(5)
	2022	12,805			$169,959	0.83x
H. Goldgut (2019)	2023	77,623	(6)	16,589	$839,881	4.31x	Exempt(7)
	2022	61,034	(6)		$767,197	3.93x
J. Kousinioris (2021)(8)	2023	562,258		132,719	$6,083,632	N/A	Yes(9)
	2022	429,539			$5,399,305	N/A
C. MacGibbon (2023)	2023	11,068		11,068	$119,756	0.61x	On Track(10)
	2022	N/A			N/A	N/A
T. O’Flynn (2021)	2023	26,477		8,501	$286,481	1.47x	On Track(5)
	2022	17,976			$255,958	1.16x
B. Pinney (2018)	2023	121,012		17,149	$1,309,350	6.71x	Yes
	2022	103,863			$1,305,558	6.70x
J. Reid (2021)	2023	31,753	(6)	16,589	$343,567	1.76x	Exempt(7)
	2022	15,164	(6)		$190,611	0.98x
M. Sharma (2023)	2023	8,272		8,272	$89,503	0.46x	On Track(11)
	2022	N/A			N/A	N/A
S. Sharman (2020)	2023	57,172		17,267	$618,601	3.17x	Yes
	2022	39,905			$501,606	2.57x
S. Slusser (2021)	2023	21,306		8,501	$230,531	1.18x	On Track(5)
	2022	12,805			$169,959	0.83x

(1)	Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation – Deferred Share Units” for further information.

(2)	The 2022 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days before and including Dec. 31, 2022, of $12.57, and the 2023 value is based on the weighted average closing price of common shares on the TSX for the 20 trading days before and including Dec. 31, 2023, of $10.82.

(3)	Pursuant to our share ownership requirements, as of Dec. 31, 2023, independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee within five years from the date they joined the Board to meet the independent directors share ownership requirement. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.

(4)	The annual retainer for all directors, other than the Chair, was increased in 2022 to CDN$195,000 and payment in US$ to directors resident in the US was discontinued.

(5)	Ms. Slusser, Ms. Folse and Mr. O’Flynn were appointed to the Board on May 4, 2021, and have until May 4, 2026, to hold shares or DSUs equal to three times their annual retainer ($585,000).

Director Compensation

(6)	Mr. Goldgut and Mr. Reid are nominees of Brookfield and both elected to receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof. In total, 155,245 common shares were registered to an affiliate of Brookfield as of Dec. 31, 2023, pursuant to the directions of the Brookfield nominee directors.

(7)	Mr. Goldgut and Mr. Reid are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(8)	Mr. Kousinioris’ total shares and share units are comprised of “eligible shares” for the purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Governance — NEO Share Ownership”). As at Dec. 31, 2023, he held 149,801 RSUs and 24,887 ODSUs. In addition, as at Dec. 31, 2023, Mr. Kousinioris held 329,563 PSUs and 701,499 options to acquire common shares, which do not count towards meeting the requirements under the executive share ownership policy. See “Compensation Discussion and Analysis – Incentive Plan Awards.”

(9)	Mr. Kousinioris is the President and CEO of TransAlta and has been a Board member since April 1, 2021. Mr. Kousinioris is required to hold five times his base salary in accordance with the Company’s executive share ownership policy.

(10)	Ms. MacGibbon was appointed to the Board on April 28, 2023, and has until April 28, 2025, to hold shares equal to her annual retainer ($195,000), and until April 28, 2028, to hold shares equal to three times her annual retainer ($585,000).

(11)	Ms. Sharma was appointed to the Board on Jan. 1, 2023, and has until Jan. 1, 2025, to hold shares equal to her annual retainer ($195,000), and until Jan. 1, 2028, to hold shares equal to three times her annual retainer ($585,000).

Summary of Directors’ Compensation for the Fiscal Year 2023

Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $195,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,750 is paid. The per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations. Please see the below tables that provide further details of the fees and share-based awards for directors.

100	TransAlta Corporation

Fees and Share-Based Awards Paid in 2023

Name	Cash Fees Earned ($)	Board Meeting/ Travel Fees(1)(2) ($)	Committee Chair Fee ($)	Share-Based Awards(3) ($)	All Other Compensation ($)		Total ($)
Ambrose	24,375	—	25,000 (GSSC)	170,625	—		220,000
Dielwart(4)	—	—	—	330,000	—		330,000
Fohrer	97,500	6,000	—	97,500	20,000	(5)	221,000
Folse	97,500	4,500	25,000 (IPC)	97,500	—		224,500
Goldgut(6)	—	—	—	195,000	—		195,000
Kousinioris(7)	N/A	N/A	N/A	N/A	N/A		N/A
MacGibbon(8)	—	4,500	—	131,825	—		136,325
O’Flynn	97,500	6,000	—	97,500	—		201,000
Pinney	—	—	25,000 (AFRC)	195,000	—		220,000
Reid(6)	—	—	—	195,000	—		195,000
Sharma	97,500	6,000	—	97,500	—		201,000
Sharman	—	4,500	25,000 (HRC)	195,000	—		224,500
Slusser	97,500	4,500	—	97,500	—		199,500
TOTAL	511,875	36,000	100,000	1,899,950	20,000		2,567,825

(1)	Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).

(2)	The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,750 per meeting is paid. In 2023, the Board held 10 Board meetings.

(3)	Reflects the portion of director fees earned in 2023 that were allocated to DSUs or common shares. At least half of each director’s annual retainer must be paid in common shares (purchased on behalf of the director in the open market) or in DSUs. A director can elect to receive the other half of the annual retainer in cash, DSUs or common shares.

(4)	Mr. Dielwart is Chair of the Board.

(5)	Fee for acting as Dam Safety Advisor.

(6)	Mr. Goldgut and Mr. Reid elected to receive common shares for 100 per cent of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Reid is deemed to be the beneficial owner of any such shares, Mr. Goldgut and Mr. Reid expressly disclaim beneficial ownership thereof.

(7)	Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEOs”) in this Proxy Circular.

(8)	Ms. MacGibbon was elected as a director on April 28, 2023.

Director Compensation

Share-Based Awards Outstanding

The following table discloses the number and value of share-based awards held by directors and outstanding as at Dec. 31, 2023. In accordance with best governance practices, the Company does not grant stock options to its directors.

Name	Number of Share-Based Awards That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Ambrose	—	—	876,582
Dielwart	—	—	1,581,484
Fohrer	—	—	1,518,555
Folse	—	—	230,531
Goldgut	—	—	—
Kousinioris(3)	N/A	N/A	N/A
MacGibbon	—	—	119,756
O’Flynn	—	—	230,531
Pinney	—	—	951,121
Reid	—	—	—
Sharma	—	—	89,503
Sharman	—	—	618,601
Slusser	—	—	230,531
TOTAL			6,447,195

(1)	For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a member of the Board as set out in the Company’s Share Unit Plan.

(2)	Calculated using the 20-day VWAP of our common shares on the TSX ending Dec. 31, 2023, of $10.82. This calculation includes dividend accruals on DSUs but does not include fractional DSUs.

(3)	Mr. Kousinioris is the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

102	TransAlta Corporation

Director Compensation

Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2023, which represents the amount of annual grants of DSUs and common shares made to our directors:

				Non-Equity Incentive
	Option-Based Awards -	Share-Based Awards –		Plan Compensation –
	Value Vested	Value Vested During the Year		Value Earned During
	During the Year(1)	($)		the Year(3)
Name	($)	Shares	DSUs(2)	($)
Ambrose	—	—	170,625	—
Dielwart	—	165,000	165,000	—
Fohrer	—	—	97,500	—
Folse	—	—	97,500	—
Goldgut	—	195,000	—	—
Kousinioris(4)	N/A	N/A	N/A	N/A
MacGibbon	—	—	131,825	—
O’Flynn	—	—	97,500	—
Pinney	—	97,500	97,500	—
Reid	—	195,000	—	—
Sharma	—	—	97,500	—
Sharman	—	—	195,000	—
Slusser	—	—	97,500	—
TOTAL		652,500	1,247,450

(1)	In accordance with good governance practices, we do not grant stock options to our directors.

(2)	For purposes of the above table, the DSUs are deemed to be fully vested upon issuance as the DSUs are paid out within a specified period of time after the director ceases to be a director as set out in the Company’s Share Unit Plan. The value vested during the year for the DSUs excludes dividend accruals.

(3)	The Company does not have a non-equity incentive plan for its directors.

(4)	Mr. Kousinioris has been the President and CEO of the Company since April 1, 2021, and, as such, does not receive any director compensation. His compensation is reported in the “Summary Compensation Table” for NEOs in this Proxy Circular.

2024 Management Proxy Circular	103

Director Compensation

Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended Dec. 31, 2023.

Director	Cash (%)	Equity (%)
Ambrose(1)	—	100
Dielwart	—	100
Fohrer	50	50
Folse	50	50
Goldgut(2)	—	100
Kousinioris(3)	N/A	N/A
MacGibbon	—	100
O’Flynn	50	50
Pinney	—	100
Reid(2)	—	100
Sharma	50	50
Sharman	—	100
Slusser	50	50

(1)	Ms. Ambrose amended her compensation election in order to receive 100 per cent DSUs for the second, third and fourth quarters of 2023 after initially being deemed to have elected 50 per cent cash and 50 per cent DSUs for the first quarter of 2023.

(2)	Mr. Goldgut and Mr. Reid receive common shares for 100 per cent of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield.

(3)	Mr. Kousinioris, our President and CEO since April 1, 2021, does not receive compensation as a director.

104	TransAlta Corporation

Report on Executive Compensation

This section discusses executive compensation at TransAlta, including our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2023 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

Contents

79 **Letter from the Human Resources Committee**

82 **2023 Executive Officers**

85 **Compensation Discussion and Analysis**

85 Executive Summary

86 Compensation Philosophy

87 2023 Compensation Decisions

102 2023 CEO Realizable Pay Analysis

104 2023 Share Performance and Executive Pay

106 **2023 Executive Compensation Details**

106 Summary Compensation Table

109 Incentive Plan Awards

111 Retirement Plans, Benefits and Life Insurance

114 Termination and Change of Control

116 **Compensation Governance**

116 Compensation Governance and Risk Management

118 Independent Advice

119 Benchmarking Executive Compensation

120 Disciplined Decision-Making Process

120 NEO Share Ownership

122 **Director Approval**

Report on Executive Compensation

Letter from the Human Resources Committee

Dear Shareholders,

The Human Resources Committee (“HRC”) oversees TransAlta’s key compensation programs, compensation risk management and senior leadership succession and development. TransAlta is guided by its five-pillar executive compensation philosophy (see page 86) designed to create long-term value for Shareholders by: incenting management to achieve strategic objectives; driving a focus on pay for performance; aligning with Shareholder interests; ensuring effective oversight and risk management; and attracting and retaining talent. We are pleased to share how we implement this compensation philosophy and to describe our leading practices and strong governance in the Compensation Discussion and Analysis (“CD&A”) that follows.

2023 Corporate Strategy and Highlights

TransAlta provides diversified and reliable power generation with world-class trading and business development teams. In late 2023, TransAlta updated its five-year strategic growth targets and Clean Electricity Growth Plan. The six strategic priorities that guide TransAlta’s path include executing new growth projects, optimizing the Alberta portfolio, selective expansion of flexible generation and reliability assets, maintaining financial strength and capital allocation discipline, defining the next generation of power solutions and leading in ESG and market policy development.

TransAlta expects its adjusted EBITDA generated from renewable sources, including hydro, wind and solar technologies, to increase to 70% by the end of 2028, and has a long-term decarbonization goal of net-zero by 2045. The strategy is focused on customer needs, operational excellence, and our people, working together to provide Shareholder value. The Company believes the organizational culture, commitment to ED&I and ESG initiatives positions them to provide exceptional results, and is very proud of their 2023 achievements which include the following:

+	Delivered exceptional EBITDA and FCF of $1.63 billion and $890 million respectively and FCF of $3.22 per share;

+	Increased the common share dividend by 9 per cent to $0.24 per year commencing April 1, 2024;

+	Maintained a strong balance sheet with no change to credit ratings or outlook;

+	Delivered exceptional operational performance with strong availability of units to supply power consistently to customers and during periods of significant grid demand;

+	Simplified the corporate structure through the TransAlta Renewables acquisition, resulting in a 1.2 GW increase in economic ownership of capacity;

+	Announced the acquisition of Heartland Generation, expected to be finalized in 2024 and will add 1.8 GW of complementary flexible capacity;

+	Advanced the Clean Electricity Growth Plan by achieving commercial operations on the Garden Plain wind project, the Northern Goldfields solar and battery storage facilities and the White Rock West wind project;

+	Added 1,405 MW of new projects to the development pipeline providing future growth potential; and

+	Advanced ESG through:

•	Achieving our best safety performance ever as a result of our safety culture transformation journey;

•	Recognition by MSCI with an ESG rating upgrade from A to AA, which is the second highest rating;

•	Recognition by CDP (formerly known as Carbon Disclosure Project) with an industry leading score of A-.

TransAlta’s robust sustainability goals and targets are outlined in the 2023 Integrated Report and support the long-term success of the business.

Pay for Performance

The 2023 compensation pay mix is described on page 88, detailing the significant weight given to variable or at-risk compensation for the CEO and NEOs at 79% and 68% respectively. The HRC further reinforces TransAlta’s pay-for-performance philosophy by annually reviewing and approving its variable pay metrics. Executive compensation is linked to performance by including both financial and strategic measures in the Annual Incentive Compensation (“AIC”) and Long-Term Incentive (“LTI”) Plans.

TransAlta’s AIC and Performance Share Unit (“PSU”) metrics remain consistent, clear, measurable and focused on driving value for Shareholders. All executives, including the CEO, have 100 per cent of their AIC based on corporate scorecard results.

106	TransAlta Corporation

Report on Executive Compensation

In the three-year performance period from 2021 to 2023, TransAlta delivered exceptional operational and financial performance results, a 20% absolute Total Shareholder Return (“TSR”) and Relative TSR (as defined below) at the 69th percentile of the Capped Utilities Index. See pages 122 and 128 for details on our AIC and PSU scorecard performance results.

The CEO’s realizable pay over the three previous years is shared on page 135, demonstrating the strong link to performance and alignment with TSR.

2024 Management Proxy Circular	107

Report on Executive Compensation

Executive Compensation Best Practices and Governance

The HRC oversees the Company’s executive compensation programs by monitoring best practices and aligning our practices with the Company’s evolving business strategies and needs. Since 2018, the HRC has worked with their external compensation advisor, Farient, for independent advice to ensure alignment between TransAlta’s executive compensation plans, its business strategy and Shareholder interests. Given the changing regulatory and competitive environment, the executive compensation peer group is reviewed and data is compiled by our independent advisors on an annual basis to ensure compensation is in a competitive range relative to TransAlta’s peer group. Farient provides advice directly to the Chair of the HRC on decisions regarding CEO compensation.

Farient annually reviews the rigour of our incentive plan goals, metrics and targets and reports findings to the HRC to ensure suitability based on TransAlta’s recent and projected plan performance, analyst expectations and appropriateness of how pay varies with performance.

In 2023, Farient and Mercer (management’s external compensation advisor) jointly presented two director education sessions to the HRC. The first session reviewed ESG regulations, reporting standards and trends as they relate to compensation. The second session reviewed incentive plan design including recommendations for TransAlta.

Generally, the performance metrics and weightings were found to be in line with peers and broader compensation trends. As a result, corporate scorecard metrics and weightings will remain consistent and be retained for 2024. Threshold and maximum performance ranges will be widened to improve plan leverage and address the volatility in power pricing that has become commonplace in the industry.

TransAlta is confident that its scorecards for the AIC and PSU Plans are effective, performance-based and aligned with Shareholder value, with no scorecard adjustments made in calculating executive pay in 2023.

On a broader human capital basis, gender pay equity performance for women in equivalent roles as men was 97 per cent in 2023, remaining within TransAlta’s target ratio of plus or minus three per cent for the two years we have reported this ratio (refer to the 2023 Integrated Report).

We have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create long-term value for Shareholders.

CEO Compensation

Mr. Kousinioris’ 2023 compensation is outlined in the Summary Compensation Table (see page 139). In 2021, when Mr. Kousinioris was promoted to President and CEO, our strategy was to pay him at a level below market median and, over a three-year period, increase his compensation to align with market median based on his performance and achievement of corporate strategic and financial results. For 2024, recognizing his strong performance in 2022 and 2023, the HRC approved a $50,000 base salary increase and an increase in his 2024 target LTI from 280 per cent to 350 per cent of base salary. The resulting target total direct compensation (defined as base salary, plus target annual bonus and target annual LTI value) for Mr. Kousinioris for 2024 is $5,500,000, positioning his total direct compensation at the peer group median.

TransAlta has robust share ownership requirements for executives, further aligning their long-term interests with Shareholders. As of Dec. 31, 2023, Mr. Kousinioris owned 6.4 times his base salary, exceeding his share ownership requirement of five times base salary (see “NEO Share Ownership” on page 156).

Shareholder Engagement

The HRC considers interaction and communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program with Shareholder interests. We stay current with best practices, engage in quarterly results calls, participate at in-person conferences and initiate Shareholder outreach. We were precluded from engaging with Shareholders for a portion of 2023 due to the Company being in possession of material non-public information pertaining to the transaction with TransAlta Renewables, which was completed in the fourth quarter of 2023.

108	TransAlta Corporation

Report on Executive Compensation

We continued our annual practice of meeting with proxy advisor firms in January 2023 to describe TransAlta’s executive compensation program and we listened to their feedback. At the 2023 annual meeting of shareholders, we received 96.2 per cent support for our say-on-pay proposal, following 87.9 per cent support in 2022.

2024 Management Proxy Circular	109

Report on Executive Compensation

Talent Strategy and Succession Planning

Developing and retaining talent is critical to TransAlta’s growth and future success. The HRC is not only dedicated to ensuring the executive team has the right background and skills, but also engages in thoughtful discussion on organizational culture, ED&I and leadership development and succession plans.

The Company is committed to developing internal succession candidates for leadership positions. In 2023, 15 leaders completed TransAlta’s leading-edge, customized Management Development Program. This 12-month intensive program gives participants an opportunity to explore leadership topics, participate in sessions with world-class speakers and engage in one-on-one executive coaching.

In November 2023, organizational changes were implemented to position TransAlta to better adapt to complex market conditions and to find increased efficiencies within corporate services. Two female NEOs have assumed new accountabilities:

+	Kerry O’Reilly Wilks transitioned to a new role as EVP, Growth and Energy Marketing, and now leads the unified business development and marketing teams;

+	Jane N. Fedoretz’s portfolio was enhanced to include our Corporate Services portfolio, including Information Technology, Business Services and HSSE functions in her expanded role as EVP, People, Culture and Chief Administrative Officer.

+	To further build TransAlta’s growth pipeline across all operating geographies, the Board approved a new SVP, Growth position on the executive team, reporting to Kerry O’Reilly Wilks. This role was filled by David Little, who brings 28 years of renewable project development expertise.

+	Aron Willis, EVP, Project Delivery and Construction, transitioned to focus directly on project construction and execution of projects.

+	Blain van Melle, EVP, Commercial and Customer Relations, will now oversee the entire commercial portfolio.

+	Scott Jeffers assumed the role of Acting EVP, Legal in addition to his current position as Corporate Secretary.

ED&I and Organizational Culture

TransAlta’s Board and executive remain strongly committed to gender diversity and have developed organization-wide diversity targets. Building off the 2020 Board-approved ED&I Pledge, TransAlta developed a five-year ED&I Strategy to address concerns and needs of the Company’s underrepresented and diverse employees. The first two years of the ED&I Strategy were dedicated to providing education on and raising awareness about ED&I concepts, emphasizing the importance of “belonging” and allyship. In 2023, TransAlta focused on embedding these learnings and principles, continued education sessions and introduced Employee Resource Groups.

2023 marks the second year of a three-year Board-approved organizational culture transformation strategy designed to build a culture focused on results, learning and purpose. In 2023, TransAlta delivered 41 employee sessions on ED&I, psychological safety and wellbeing.

Through intentional efforts in ED&I and organizational culture, TransAlta experienced a three per cent increase in its employee engagement score, a 15 point increase in psychological safety scores and a six point increase in the ED&I census score, making significant progress in embedding our aspirational “Results, Learning and Purpose” culture and improving the overall employee experience.

Your Clear and Informed Vote is Important

The CD&A that follows provides clear and comprehensive disclosure of TransAlta’s executive compensation plans to allow Shareholders to make informed decisions on the advisory vote. Your participation as a Shareholder is very important to us. We are asking for and look forward to receiving your support by voting in favour of TransAlta’s approach to executive compensation detailed in this Proxy Circular. Thank you for your trust and continued interest in the ongoing success of TransAlta.

110	TransAlta Corporation

Report on Executive Compensation

John Dielwart	Sandra R. Sharman

Chair of the Board of Directors	Chair of the Human Resources Committee

2024 Management Proxy Circular	111

Report on Executive Compensation

2023 Executive Officers

Our 2023 NEOs are listed below, representing their current position within TransAlta.

Skills and Experience

Mr. Kousinioris has served as President and Chief Executive Officer since April 1, 2021. Mr. Kousinioris’ prior leadership roles as Chief Legal and Compliance Officer, Chief Growth Officer and Chief Operating Officer have provided him with responsibility for almost every aspect of TransAlta’s business. Mr. Kousinioris also served as President and a director of TransAlta Renewables Inc. from 2017 to 2021. Mr. Kousinioris was awarded the Queen Elizabeth II Platinum Jubilee Medal in 2023 in recognition of his contributions and service to the Province of Alberta in the field of business, commerce, industry and economics.

Industry

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Qualifications

Mr. Kousinioris has a Bachelor of Arts degree in Honours Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

Skills and Experience

Mr. Stack has served as Chief Financial Officer since May 16, 2019. He is responsible for providing leadership and direction over TransAlta’s financial affairs and has significant experience in finance, valuation, economics and the power industry. Prior to this role, Mr. Stack was the Company’s Corporate Controller, Corporate Treasurer and a member of the corporate development team reviewing greenfield and acquisition opportunities. Mr. Stack has also served as President and a director of TransAlta Renewables Inc. since 2021.

Industry

Before joining the finance team at TransAlta, Mr. Stack held several roles in the engineering team, including design, operations and project management.

Qualifications

Mr. Stack has a Bachelor of Science degree in Electrical Engineering from the University of Alberta and a Master of Business Administration degree from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst.

112	TransAlta Corporation

Report on Executive Compensation

Skills and Experience

Ms. O’Reilly Wilks joined TransAlta on Nov. 26, 2018, and is currently the Executive Vice President, Growth and Energy Marketing. She oversees our global growth portfolio, trade floor and our energy marketing program. Prior to this role, Ms. O’Reilly Wilks held the position of Executive Vice President, Commercial, Legal and External Affairs where her portfolio spanned legal, commercial, sustainability (ESG), government relations, stakeholder engagement, Indigenous affairs, regulatory and market policy, corporate secretarial, governance and trading compliance.

Industry

Before joining TransAlta, Ms. O’Reilly Wilks was Head of Legal, North Atlantic & UK, for Vale S.A. In this role, she oversaw all issues of Vale’s business arising in North America and the UK. Ms. O’Reilly Wilks also sat as the Head of Legal, Corporate & Marketing, as well as the Global Chief Technology Counsel for Vale. In addition, she occupied a senior strategic advisory role with Vale’s Asia-Pacific affiliates, including their public Indonesian affiliate, as Head of Legal, Asia Pacific. Before joining Vale, Ms. O’Reilly Wilks worked as a partner with Davies Ward Phillips & Vineberg LLP.

Qualifications

Ms. O’Reilly Wilks has a Bachelor of Science degree in Neuropsychology from Dalhousie University and a Bachelor of Laws degree from the University of New Brunswick.

Skills and Experience

Ms. Fedoretz joined TransAlta on Nov. 19, 2018, and is currently the Executive Vice President, People, Culture and Chief Administrative Officer. She is responsible for oversight and governance of all Human Resource matters, Corporate Services including Health, Safety, Security and Environment (HSSE), Business Services, IT/OT, Data and Innovation and Corporate Communications.

Industry

Before joining TransAlta, Ms. Fedoretz held the role of Counsel in the Energy Group at Blake, Cassels & Graydon LLP; Vice President, General Counsel, Chief Compliance Officer and Privacy Officer at CEDA International Corporation, a privately held industrial services company; and held legal roles at Alberta Health Services, Petro Canada and Jacobs Canada specializing in industrial and civil construction law matters.

Qualifications

Ms. Fedoretz holds a Bachelor of Social Work degree from the University of Calgary and Bachelor of Laws degree from the University of Alberta. She is an active member of the Law Society of Alberta.

2024 Management Proxy Circular	113

Report on Executive Compensation

Skills and Experience

Mr. Fralick joined TransAlta on Sept. 12, 2022. He oversees TransAlta’s global operations across all fuel types.

Industry

Mr. Fralick has over 20 years of experience in power generation operations leadership and business strategy. Prior to joining TransAlta, he was President and Chief Executive Officer of Atura Power, a wholly owned subsidiary of Ontario Power Generation (OPG). Prior to Atura Power, Chris held various progressive leadership positions with OPG, including Chief Operating Officer of its Renewable Generation business.

Qualifications

Mr. Fralick has a Bachelor of Applied Science in Environmental (Chemical) Engineering from the University of Waterloo and a Master of Business Administration from Wilfred Laurier University. He also completed the Directors Education Program at the Institute of Corporate Directors at the University of Toronto and is a licensed professional engineer in Ontario.

114	TransAlta Corporation

Report on Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC has made under our compensation programs and the factors considered in making those decisions.

Executive Summary

2023 Performance

We were pleased to report another year of exceptional performance in 2023, significantly exceeding 2023 initial market guidance for EBITDA and FCF results. We continued to execute on our Clean Electricity Growth Plan and our strategy to become a leading Canadian clean energy company. We remain positive and focused on our long-term strategic goals as we achieved operational and safety excellence, maintained our financial strength, focused on building renewables growth and sustainability and strengthened our ESG policy development. As part of our transformation to clean energy, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. For specific details on our 2023 highlights, please refer to page 99. Our key accomplishments are also fully described in our MD&A.

2023 Compensation Outcomes

Our 2023 executive compensation program is aligned with Shareholder interests and financial and strategic performance. In 2023, the total compensation for our NEOs was equivalent to 0.40 per cent of the Company’s consolidated revenue. Our strong AIC and PSU results for 2023 are outlined below.

2023 AIC Awards
Metric	Weighting	Result Relative to Target
Free Cash Flow	50%	200%
Growth	30%	20%
ESG measures of safety and organizational culture improvements	20%	133%

Scorecard Result: 133%

2024 Management Proxy Circular	115

Report on Executive Compensation

2021-2023 PSU Awards
Metric	Weighting	Result Relative to Target
Three-year cumulative EBITDA	33.3%	200%
Strategic metrics	33.3%	125%
Total Shareholder Return relative to the S&P/TSX Capped Utilities Index (“Relative TSR”)	33.3%	153%
Scorecard Result: 159%

116	TransAlta Corporation

Report on Executive Compensation

Compensation Philosophy

How We Link Strategy and Compensation

The five pillars of our approach to executive compensation are:

1.	Drive Strategic Goals

Objective In 2023, TransAlta’s key strategic goals were to:

•	Establish a strong and growing customer base and secure the recontracting of assets;

•	Maintain the company’s financial position to fully fund our planned 2 GW growth plan and to maintain our capital allocation discipline;

•	Make substantive advancement on the execution of our Clean Electricity Growth Plan and define the next generation of power solutions and technologies and potential for investments;

•	Advance company ESG metrics, which includes leading in ESG policy development with a focus on improving the environmental footprint of our customers through advancement toward their net-zero targets;

•	Deliver on our long-term ED&I programs; and

•	Develop and implement a three-year company-wide culture strategy.

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

Approach PSU performance factors are established based on the achievement of strategic goals for each year in the three-year performance cycle.

2.	Pay for Performance

Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our common share price.

Approach 73 per cent of the NEO’s pay mix is considered “at-risk” and consists of long-term and short-term incentives.

3.	Align with Shareholder Interests

Objective Our compensation program generates sustainable long-term value for our Shareholders.

Approach Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. The AIC Plan and the PSUs have a payout range of 0-2x, which means payout could be as little as zero and as high as 200 per cent of target. RSUs and stock options provide additional value in line with TSR.

4.	Effective Oversight and Risk Management

Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.

Approach The HRC conducts an annual risk assessment that reviews compensation programs, including all incentive plans, for their potential to induce undue risk-taking. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.

5.	Attract and Retain Key Talent

Objective Attract and retain executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.

Approach Target compensation is generally set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size and companies that we compete with for executive talent.

2024 Management Proxy Circular	117

Report on Executive Compensation

2023 Compensation Decisions

Say on Pay and Shareholder Engagement

At the 2023 annual meeting, 96.2 per cent of Shareholders supported our approach to executive compensation. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing committees to meet with large institutional shareholders on an annual basis. In 2023, we were precluded from engaging with Shareholders due to the TransAlta Renewables transaction that was ongoing throughout the year and completed in the fourth quarter of 2023. We specifically met with proxy advisory firms to describe TransAlta’s compensation program, stay current with respect to best practices and consider Shareholders’ input.

2023 Plan Enhancements and Updates

Enhancements/Updates	Rationale
Short-term Incentive (AIC Plan)
Corporate Scorecard:

+      In 2023, we retained all existing metrics (FCF, Growth and ESG) and weightings from 2022. Our target ranges were made wider and more challenging to account for the current market environment

+      Within ESG, the ED&I metric (five per cent) was embedded into Organizational Culture for 2023, and the Organizational Culture weighting was increased to 10 per cent from five per cent

+ The scorecard continues to be closely aligned with TransAlta’s strategic objectives and the metrics and targets therefore remain consistent year-over-year
Long-term Incentive

+      2023 PSUs retain the same three consistent metrics: three-year cumulative EBITDA, a qualitative strategic score and Relative TSR (measured against the Capped Utilities Index), each equally weighted at 33.3 per cent

+      Updates were made to strategic goals and EBITDA targets in line with our strategy and are set at challenging levels

+ Adopted increasing cumulative EBITDA targets in alignment with future growth + Aligned the interests of NEOs and executives with Shareholder interests

118	TransAlta Corporation

Report on Executive Compensation

2023 Compensation Elements

We provide executive compensation elements that include base salary and short-term and long-term incentives with a focus on pay-for-performance that is aligned with our clean energy strategy set out in our Clean Electricity Growth Plan.

Executive compensation is weighted towards variable at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of executives with those of Shareholders.

		Short-term	Long-term Incentives (LTI)
	Base Salary	Incentives (AIC)	PSUs	RSUs	Options
Primary purpose	Market-competitive fixed cash compensation based on each NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Align NEO interests with Shareholders Recognize and reward performance	Reinforce and drive Shareholder value	Reinforce and drive Shareholder value
Performance period	Ongoing	1 year	3 years	3 years	7 years (plan provides a maximum ten-year term although TransAlta’s practice since 2010 has been to grant with a 7-year term)
Payment	Ongoing	After the end of the performance period, payable in March	At the applicable 3-year cliff-vesting date and in the case of PSUs, after performance results are approved		When exercised
Cash or equity	Cash	Cash or DSUs, at NEO’s election	Net-settled in common shares		Common shares when exercised
CEO target pay mix
Other NEO target pay mix

AT-RISK

2024 Management Proxy Circular	119

Report on Executive Compensation

Base Salary

The table below outlines the base salaries of TransAlta’s NEOs over the previous three years. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope and additional responsibilities, or to remain market competitive. Base salary increases were approved for Mr. Kousinioris, Mr. Stack, Ms. O’Reilly Wilks and Ms. Fedoretz in 2023 to improve their market competitive positioning in line with our compensation philosophy of targeting the median base salary of our peer group and to reward them for the Company’s strong performance in 2022. Ms. O’Reilly Wilks and Ms. Fedoretz received additional increases in 2023 to recognize them for their enhanced accountabilities and increased portfolios.

Name	2021	2022	2023
John Kousinioris(1)	$850,000	$900,000	$950,000
Todd Stack	$500,000	$500,000	$517,500
Kerry O’Reilly Wilks(2)	$460,000	$485,000	$650,000
Jane Fedoretz(2)	$460,000	$485,000	$625,000
Chris Fralick(3)	—	$435,000	$435,000

(1)	Mr. Kousinioris’ annual salary was increased to $850,000 effective April 1, 2021, upon his promotion to President and CEO.

(2)	Ms. O’Reilly Wilks’ and Ms. Fedoretz’s annual salaries were increased on Jan. 1, 2023, from $485,000 to $550,000. An additional increase was made effective Nov. 8, 2023, to $650,000 for Ms. O’Reilly Wilks and $625,000 for Ms. Fedoretz.

(3)	Mr. Fralick commenced employment with TransAlta on Sept. 12, 2022.

Annual Incentive Compensation

In 2023, the executives’ AIC was determined entirely by corporate performance to align the NEOs with Company corporate performance:

Our corporate scorecard remained the same year-over-year in 2023. The AIC Plan continues to emphasize financial performance through a relatively high 50 per cent weighting on FCF and a strong commitment to growth via a 30 per cent weighting that aligns with our message to Shareholders. The ESG weighting made up the remaining 20 per cent, which is consistent with our peers. Ten per cent was allocated to worker safety metrics, and the remaining 10 per cent was allocated to quantitative, measurable and meaningful organizational culture improvements. These metrics represent our 2023 strategy and emphasize the highest short-term priorities with the greatest impact on Shareholder value.

120	TransAlta Corporation

Report on Executive Compensation

FCF
FCF is a key metric representing the amount of cash available to invest in growth initiatives, make repayments on debt, pay common share dividends or repurchase common shares.

Growth
In support of our growth strategy, this metric includes incremental proforma EBITDA to be earned from announced growth projects for TransAlta, new MWs closed, capital efficiency and the addition of projects to our development pipeline as per our Clean Electricity Growth Plan as described in TransAlta’s MD&A.

ESG

Safety metrics include quantifiable measures, including both: (i) Total Safety Report Frequency Rate (TSRFR) (a leading indicator); and (ii) Total Recordable Injury Frequency (TRIF) (a lagging indicator). Our TRIF targets are benchmarked to Electricity Canada and remain a challenge to the organization as we continue to strive toward our target zero philosophy.

The remaining ESG score consists of organizational culture improvements. Targets and scores include quantitative metrics established in accordance with objective third-party surveys and are linked to goals within our Board-approved strategic plans.

2024 Management Proxy Circular	121

Report on Executive Compensation

The table below shows how the HRC calculated the 2023 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2023, as TransAlta continues to transform into a leading clean energy company.

Corporate Scorecard Results

(1)	These results are as disclosed in TransAlta’s MD&A. FCF is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.

(2)	The Growth metric includes incremental proforma EBITDA to be earned from announced growth projects for TransAlta (which is disclosed in the MD&A), new MWs closed, capital efficiency and the addition of projects to our development pipeline, with all four metrics being equally weighted. Other than EBITDA, the remaining three metrics are specific to growth objectives and are not disclosed publicly. These targets are challenging to achieve and are critical to our Clean Electricity Growth Plan as described in the MD&A. The specific targets are not disclosed for competitive reasons as disclosure could seriously prejudice the Company’s interest.

(3)	TRIF target was set as an improvement over 2022 performance (which was 0.39) and significantly lower than the Electricity Canada benchmark of 0.82. TSRFR targets are set at levels that we believe will encourage and influence reporting of safety observations that will proactively prevent safety incidents.

(4)	Organizational culture improvement milestones include the development and the execution of a Board-approved three-year culture transformation strategy, implementing comprehensive learning and succession programs for employees, implementing an auditable culture recognition program and assessing cultural progress using a third-party employee engagement survey, all with a view to the Company building a thriving, human-centric work environment.

122	TransAlta Corporation

Report on Executive Compensation

The following table outlines the 2023 annual incentives for each NEO:

2023 Executive AIC

Name	Earned Salary in 2023		AIC Target (%) of Salary		Corporate Performance Factor and Weighting(1)		2023 AIC
John Kousinioris	$950,000	x	100%	x	(133% x 100%)	=	$1,263,500
Todd Stack	$517,500	x	70%	x	(133% x 100%)	=	$481,793
Kerry O’Reilly Wilks(2)	$564,722	x	70%	x	(133% x 100%)	=	$525,756
Jane Fedoretz(2)	$561,042	x	70%	x	(133% x 100%)	=	$522,330
Chris Fralick	$435,000	x	70%	x	(133% x 100%)	=	$404,985

(1)	In 2023, 100 per cent of executive AIC was based on corporate performance results.

(2)	Ms. O’Reilly Wilks’ and Ms. Fedoretz’s annual salaries were increased from $550,000 to $650,000 and $625,000 respectively, effective Nov. 8, 2023.

Long-Term Incentives

For the 2023-2025 performance cycle, LTI grants were based on a percentage of salary and consisted of PSUs, RSUs and stock options.

	2023 Grant	Grant Value	Allocation
Name	Value	as a % of Salary	PSUs	RSUs	Options
John Kousinioris	$2,660,000	280%	55%	25%	20%
Todd Stack	$776,250	150%	55%	25%	20%
Kerry O’Reilly Wilks	$825,000	150%	55%	25%	20%
Jane Fedoretz	$825,000	150%	55%	25%	20%
Chris Fralick	$543,750	125%	55%	25%	20%

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and stock options to be granted every year, which are calculated based on the five-day VWAP and Black-Scholes Valuation method as at the applicable grant date, in accordance with the provisions of the Share Unit Plan and the Stock Option Plan. The Board also approves the PSU performance metrics, targets and weightings for the PSU awards. Stock options are exercisable for common shares reserved for issuance from treasury. Under the Share Unit Plan, the Company intends to settle a portion of PSUs and RSUs, once vested, through common shares issued from treasury.

PSUs were granted in 2023 with the following performance metrics for the performance period 2023 to 2025:

2023-2025 PSU Scorecard
Metric	Weight	Threshold	Target	Max
Payout Range		50%	100%	200%
Three-year cumulative EBITDA	33.3%	Not disclosed for competitive reasons
Strategic asset diversification and strategic outcomes	33.3%	2023-2025 Board-Approved Metrics
Relative TSR (against the Capped Utilities Index)	33.3%	P25	P50	P85

2024 Management Proxy Circular	123

Report on Executive Compensation

The three-year cumulative EBITDA target and ranges and the strategic asset diversification and strategic outcomes metrics are not disclosed until the PSU awards have vested. These metrics are set annually by management, align with the Company’s strategic priorities over the short and long term, as well as circumstances of the power market in the jurisdictions in which we operate and are approved by the Board. Three-year cumulative EBITDA is forward-looking and we believe disclosure of specific EBITDA targets would seriously prejudice the Company’s interests. We believe targets are set at appropriately challenging levels.

Clawback Policy

As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “claw back” vested and/or paid incentive awards, as applicable, in situations where the Board determines an executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of Company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement. This clawback policy applies to all variable compensation plans at TransAlta.

Further to this policy and as a result of being listed on the NYSE, TransAlta has complied with the SEC requirement to adopt new clawback rules by Dec. 1, 2023. The updated policy does not supersede, limit or replace the existing policy described in the first paragraph. Some of the key new requirements include:

+	The clawback policy being triggered in the following circumstances:

+	There is an accounting restatement to correct either a material error in prior period financials or an error in prior periods that if corrected in the current period or left uncorrected in the current period would result in a material misstatement in the current period;

+	The incentive-based compensation was awarded during the three completed fiscal years immediately preceding the year in which the Company is required to prepare an accounting restatement (but not if it is received prior to an executive officer becoming an executive officer); and

+	The accounting restatement resulted in an executive officer receiving incentive compensation that was “erroneously awarded.” This does not include equity based awards that vest solely based on time (RSUs), base salary or discretionary cash bonuses unless it is based on the attainment of a financial reporting measure.

+	It applies to all current and former executive officers pursuant to SEC and NYSE rules.

+	The Company may not indemnify any (former or current) executive officer against loss of erroneously awarded compensation.

+	It allows for discretion with respect to how to recover compensation but not on whether to pursue recovery, subject to limited exceptions.

The new policy was approved by the Board in October 2023, and became effective Dec. 1, 2023. The full policy is attached as Appendix “C” to this Proxy Circular and can also be found on our website at https://transalta.com/investors/governance/executive-compensation-clawback-policy.

Share Unit Plan — PSUs and RSUs

All currently issued and outstanding PSUs and RSUs are governed by the terms of the Company’s Share Unit Plan. In order to continue to have sufficient shares available to grant RSUs and PSUs to eligible officers and employees of the Company or any of its affiliates, an increase of 3,200,000 shares issuable under the Share Unit Plan was proposed at the Annual and Special Meeting of Shareholders in 2023. The resolution was approved with a vote of 98.3 per cent in favor.

While DSUs may also be granted under the Share Unit Plan, they may be settled in cash only. Each participant who is eligible to receive DSUs under the Share Unit Plan may elect, once in each calendar year, to receive, in the case of directors, up to 100 per cent of such director’s annual board retainer or, in the case of officers or employees determined to be eligible to receive DSUs, up to 100 per cent of such officer’s or employee’s base salary or annual incentive award in DSUs.

124	TransAlta Corporation

Report on Executive Compensation

The summary of the material terms of the PSUs,RSUs and DSUs granted under the Share Unit Plan set out below is qualified in its entirety by reference to the full text of the Share Unit Plan, which can be found under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Share Unit Plan Summary
Primary purpose	+ + +

Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of PSUs and RSUs to acquire a proprietary interest in the Company

Advance the interests of the Company and its Shareholders by providing the participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders

Recognize the contributions of NEOs to Company success and contribute to the retention of executives

Maximum number of shares issuable	+ +

10,200,000 common shares (representing 3.3 per cent of the 308,600,618 issued and outstanding common shares at Dec. 31, 2023)

If a unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including units redeemed with common shares purchased on the open market), then the common shares that were subject to the unit but that were not issued pursuant to the settlement will, unless the Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Dividend Equivalents	+	In the event dividends become payable on common shares, dividend equivalents shall be credited to each participant’s notional account in the form of additional PSUs, RSUs or DSUs, as applicable, and such dividend equivalents shall vest on the same basis as the underlying units
Eligibility and participation	+ +

In the case of PSUs and RSUs, officers and employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs (but for clarity, non-employee directors are not eligible for PSUs and RSUs)

In the case of DSUs, officers, employees and non-employee directors of TransAlta and its affiliates who the Board determines to be eligible

Performance period	+	Three years for PSU grants (unless otherwise established by the Board); not applicable for RSUs or DSUs
Performance criteria	+	The Board determines the applicable performance criteria and performance factor of the PSUs. The PSU payout range is between 0-2x
Vesting	+	Three-year cliff vesting for PSU and RSU grants unless otherwise established by the Board. The Board may reduce or eliminate any restriction period in respect of an RSU or PSU from time to time and for any reason, including circumstances involving the participant’s death or disability

2024 Management Proxy Circular	125

Report on Executive Compensation

Settlement of units	+ + +

The Board will determine the applicable settlement period for RSUs and PSUs. Except as otherwise provided in a grant agreement or any other provision of the Share Unit Plan, vested PSUs and RSUs will be settled as soon as practical following the vesting date, but prior to: (i) December 15 of the third calendar year following the earlier of (A) the date of grant of such PSU or RSU or (B) the applicable “service year”, if the units are settled by cash or the purchase of common shares on the open market; (ii) 10 years from the date of grant if such unit is settled by issuance of shares from treasury; or (iii) for participants who are US taxpayers, within 60 days following vesting

Vested PSUs or RSUs are redeemable for common shares or a cash payment equal to the market value multiplied by the number of vested PSUs or RSUs in the participant’s notional account (net of any applicable taxes) or a combination thereof, in accordance with the grant agreement

Except where not permitted by law, the Company may specify that the amount to be paid to a participant in respect of PSUs and RSUs is to be applied towards the purchase of common shares on the open market. The cash value remaining after the purchase of the common shares will be paid to the participant on the settlement date. The Company will pay all brokerage commissions in connection with the purchase of the common shares

Cessation of entitlements on termination, death or disability	+ +

If employment is terminated due to resignation without good reason or by TransAlta or one of its affiliates for cause (as defined in the Share Unit Plan), any unvested units held by such participant will expire on the termination date, subject to the participant’s employment agreement, grant agreement and applicable employment standards legislation

If the participant’s employment is terminated without cause or as a result of retirement, resignation for good reason, or death or disability, the participant will be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the value calculated by multiplying the number of non-vested PSUs and RSUs in the participant’s notional account by a fraction where the numerator is the number of months between the date of grant and the termination date and the denominator is the number of months between the date of grant and the date of vesting. In the case of PSUs, the performance factor in the applicable period between the date of grant and the termination date will also be applied to such payment

Participation limits	+ + +

When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may be (i) issued within any one-year period; or (ii) issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time

The total number of shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company

The total annual grant to any one non-employee director under all of the Company’s security-based compensation arrangements cannot exceed a grant value of $150,000 in total equity (and $100,000 in options)

Market value	+	Five-day VWAP of the common shares on the TSX (or other stock exchange as applicable), on the applicable date
Change of control	If there is a Change of Control (as defined in the Share Unit Plan):
	+	All unvested units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original units

126	TransAlta Corporation

Report on Executive Compensation

+ +

If within 12 months of a change of control a participant who is an officer or employee is terminated without cause or the participant resigns from their employment for good reason, the vesting of all units then held by the participant will be accelerated in full. For PSUs, the number or value, as applicable, of units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date

If the continuing entity fails to comply with the Share Unit Plan, the vesting of all then outstanding units will, at the discretion of the Board, accelerate

Assignability	+	Units granted under the Share Unit Plan are not transferable or assignable
Plan amendments	+ + +

The Board may suspend or terminate the Share Unit Plan at any time, or from time to time amend or revise the terms of the Share Unit Plan or of any unit granted under the Share Unit Plan and any grant agreement or other agreement. However, no such suspension, termination, amendment or revision will be made: (i) except in compliance with applicable law and with the prior approval, if required, of the TSX, the NYSE or any other regulatory body having authority; and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any participant, without the consent of the participant

The Board has the discretion to make certain amendments, without having to obtain Shareholder approval, subject to the Share Unit Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) any amendment to the Share Unit Plan and any grant agreement to permit the conditional redemption of any unit; (iv) any amendment to the vesting provisions of the Share Unit Plan or any unit; (v) any amendment respecting DSUs for so long as DSUs are settled in cash only (and not shares); (vi) any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office; or (vii) any other amendment that does not require the approval of Shareholders as described in the paragraph below

Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Share Unit Plan; (ii) amendments to the amendment and termination provisions of the Share Unit Plan; (iii) any amendment extending the term of a unit or any rights pursuant thereto beyond the original date that such unit would have expired; (iv) any cancellation and reissue of units or substitution of units with other awards that are more favourable to the participants; (v) changes to the eligibility criteria and participation limits applicable to non-employee directors; (vi) any amendment to the non-transferability provisions; (vii) any amendment to insider participation limits; (viii) any amendment to the provisions providing for maximum grants of awards to non-employee directors; or (ix) any increase to the limit on the total number of shares that may be acquired by any one participant under all security-based compensation arrangements

2024 Management Proxy Circular	127

Report on Executive Compensation

PSUs

The PSU awards granted in 2021, for the 2021-2023 performance cycle, vested on Jan. 1, 2024, and were share-settled on Feb. 27, 2024, after the performance factor of 159 per cent was approved by the Board.

The PSUs grant price was $9.67 per unit, earned dividend equivalents and settled at 166 per cent of their original grant value. Each of the following three metrics was equally weighted at 33.3 per cent:

Three-year Cumulative EBITDA – 33.3%
Three-year cumulative EBITDA, consistent with TransAlta’s strategic focus on growth over this three-year performance period

Strategic Asset Diversification and Strategic Outcomes – 33.3%

Execution and delivery of management’s strategic priorities as set out in each year of the performance period, summarized as follows:

+   Secure the recontracting of assets

+   Maintain our financial position to fund growth plans

+   Make substantive advancement on the Clean Electricity Growth Plan

+   Lead in ESG policy development

+   Deliver on our ED&I programs and culture strategy

Relative TSR – 33.3%

+  The Relative TSR metric was used to further align PSU performance results with the interests of Shareholders. Relative TSR ensures that management is rewarded for outperformance rather than general economic growth

+   The payout curve is consistent with market practice

2021 - 2023 PSU Scorecard

(1)	The three-year cumulative EBITDA is measured on a yearly basis and are as disclosed in TransAlta’s MD&A for the applicable year. EBITDA results were $1.286B, $1.634B and $1.632B for 2021, 2022 and 2023 respectively for a total of $4.55B. EBITDA is a non-IFRS financial measure that does not have a standardized meaning under IFRS. Please see “Non-IFRS Measures” for additional information.

128	TransAlta Corporation

Report on Executive Compensation

To accurately assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:

+	The state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;

+	The strategic priorities of the management team at the start of each year;

+	Management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and

+	The final outcomes and impacts of our initiatives at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal over the performance period, resulting in a three-year average result of 125 per cent. Details of this assessment are shown below.

2024 Management Proxy Circular	129

Report on Executive Compensation

Assessment of 2021-2023 PSU Strategic Metrics

Highlights of the considerations relevant to the Company’s strategic asset diversification and strategic outcomes metric for 2023 are outlined in the MD&A. Key accomplishments are as follows:

Strategic Asset Diversification and Strategic Outcomes
Financial and Operational
Entered into an automatic share purchase plan effective Jan. 1, 2024 under the NCIB
Multiple upward revisions of our financial position guidance after strong financial performance in year
Outstanding EBITDA and FCF results, significantly exceeding initial guidance
Increased annual common share dividend by nine per cent to $0.24 per common share starting April 1, 2024
Maintained BB+ credit rating with S&P, Ba1 credit rating with Moody’s and BBB- investment grade credit rating with DBRS and a robust balance sheet
Acquired TransAlta Renewables Inc., which simplifies our structure, enhances our strategic position and allows TransAlta to retain increased cash flow
Successfully renewed our credit facilities
Growth
Announced joint development agreement with Hancock Prospecting, Australia’s fourth largest iron ore producer, to define, develop and operate clean energy solutions
Announced deal to acquire Heartland Generation from Energy Capital Partners for $658 million, with the deal expected to be finalized in 2024
Development pipeline includes 506 MW of advanced stage development projects, 5,281 MW of projects in earlier stages of development and over 1,405 MW of new projects were added in 2023
Garden Plain achieved commercial operation
White Rock West achieved commercial operation
The Northern Goldfields solar and battery storage facilities project achieved commercial operation, our first renewables project in Australia
Advanced construction of the White Rock East and Horizon Hill wind projects and made significant progress on rehabilitation of the Kent Hills wind facility
Entered into a definitive agreement to acquire a 50 per cent interest in the Tent Mountain pumped hydro energy storage development project
Secured funding for and advanced the WaterCharger project
ESG
Recognized by MSCI with rating upgrade from A to AA, which is the second highest rating
Recognized by CDP with an industry leading score of A-
Best TRIF safety performance ever for TransAlta, a result of our safety culture transformation journey
Won best ESG reporting (mid-cap) and best innovation in shareholder communications by IR Magazine

130	TransAlta Corporation

Report on Executive Compensation

Share Settlement of 2021-2023 PSU Awards

As noted above, the PSUs granted in 2021 had a grant price of $9.67, earned dividend equivalents and settled at 166 per cent of their original grant value. The PSU performance factor of 159 per cent was determined and approved by the Board on Feb. 21, 2024, based upon the established metrics for the three-year performance period. The table below shows the value each NEO received, calculated using a share price of $9.58, the five-day VWAP of our common shares on the TSX on the trading days preceding the settlement date of Feb. 27, 2024. PSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

Name	2021 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Five-day VWAP		Total Value
John Kousinioris(1)	(101,581	+	4,879)	x	159%	x	$ 9.58	=	$ 1,622,378
Todd Stack	(42,658	+	2,148)	x	159%	x	$ 9.58	=	$ 682,809
Kerry O’Reilly Wilks	(39,245	+	1,976)	x	159%	x	$ 9.58	=	$ 628,178
Jane Fedoretz	(39,245	+	1,976)	x	159%	x	$ 9.58	=	$ 628,178
Chris Fralick(2)	—	+	—	x	—	x	—	=	—

(1)	Mr. Kousinioris received an annual PSU grant on Jan. 1, 2021, as Chief Operating Officer with a salary of $625,000 and an LTIP target of 200 per cent. He received a pro-rata top-up grant on June 14, 2021, upon his promotion to President and Chief Executive Officer with a salary of $850,000 and an LTIP target of 250 per cent. The values above include the settling of both of these grants.

(2)	Mr. Fralick joined the Company on Sept. 12, 2022, and was not at the Company for this grant cycle.

RSUs

Share Settlement of 2021-2023 RSU Awards

The RSU awards granted for 2021 vested on Jan. 1, 2024. They had a grant price of $9.67 per unit, earned dividend equivalents and paid out at 119 per cent of their original grant value. The table below shows the value each NEO received, upon vesting of the 2021 RSU awards, calculated using a share price of $11.00, the five-day VWAP of our common shares on the TSX on the trading days preceding the release date of Jan. 3, 2024. RSUs were settled partly in cash to cover required tax and withholdings and the net amount was settled in common shares issued through treasury.

2024 Management Proxy Circular	131

Report on Executive Compensation

Name	2021 RSU Award (# of Units)		Dividend Equivalents		Five-day VWAP		Total Value
John Kousinioris(1)	(46,173	+	2,218)	x	$ 11.00	=	$ 532,058
Todd Stack	(19,390	+	976)	x	$ 11.00	=	$ 223,928
Kerry O’Reilly Wilks	(17,839	+	898)	x	$ 11.00	=	$ 206,006
Jane Fedoretz	(17,839	+	898)	x	$ 11.00	=	$ 206,006
Chris Fralick(2)	—	+	—	x	—	=	—

(1)	Mr. Kousinioris received an annual RSU grant on Jan. 1, 2021, as Chief Operating Officer with a salary of $625,000 and an LTIP target of 200 per cent. He received a pro-rata top-up grant on June 14, 2021, upon his promotion to President and Chief Executive Officer with a salary of $850,000 and an LTIP target of 250 per cent. The values above include the settling of both of these grants.

(2)	Mr. Fralick joined the Company on Sept. 12, 2022, and was not at the Company for this grant cycle.

Stock Options

All issued and outstanding Stock Options are governed by the terms of the Stock Option Plan. In 2023, no amendments were made to the Stock Option Plan or to any of the outstanding stock options.

The summary of the material terms of the Stock Options granted under the Stock Option Plan set out below is qualified in its entirety by reference to the full text of the Stock Option Plan, which can be found under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Stock Option Plan Summary
Primary purpose

+   Encourage NEOs to promote the financial interests, growth and development of TransAlta by providing them with stock options to acquire a proprietary interest in the Company

+   Provide long-term “at-risk” compensation that helps ensure alignment with Shareholders in creating long-term Shareholder value

+   Recognize NEOs contributions to Company success and serve as a retention tool for our executives

Maximum number of shares issuable

+   14,500,000 common shares in the aggregate (representing 4.7 per cent of the 308,600,618 issued and outstanding common shares at Dec. 31, 2023)

+   As of Dec. 31, 2023, there were 2,549,123 options outstanding (representing approximately 0.8 per cent of the issued and outstanding common shares) under the Stock Option Plan and 3,041,424 options were available for grant under the Stock Option Plan, representing approximately 1.0 per cent of the issued and outstanding common shares (non-diluted)

+   If a stock option is expired, terminated, ceases to be exercisable or is surrendered before being exercised or without having been exercised in full, then the common shares that were subject to the stock option but that were not issued pursuant to the exercise of the stock option will, unless the Stock Option Plan has been terminated, become available for issuance, all within the maximum limitation stated above

Eligibility and participation	+ Non-union employees of TransAlta or its affiliates who, upon the advice of the CEO, are designated as participants by the Board, including the NEOs
Maximum term	+ Maximum 10 years for executive and non-executive grants. The practice since 2010 has been to grant options with a seven year term
Exercise Price	+ Fixed by the Board when an option is granted, but such price shall not be less than the last sale price of the common shares on the TSX on the last business day prior to the day the stock option was granted

132	TransAlta Corporation

Report on Executive Compensation

Vesting	+ The Board has discretion to fix the vesting terms. Generally, stock options granted in 2022 and thereafter are subject to three-year graded vesting (three-year cliff vesting for grants made before 2022)
Exercise of stock options

+   Vested stock options may be exercised by delivering to the Company: (i) a written notice of exercise, specifying the number of common shares with respect to which the stock option is being exercised and accompanied by payment in full of the purchase price of the common shares; or (ii) a written notice of cancellation in which the participant agrees that all of the rights relating to the number of stock options specified in the notice shall be exchanged and cancelled in exchange for the issuance of such number of common shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of the common shares subject to the cancelled stock option over the aggregate exercise price

+   “Fair Market Value” means the five-day VWAP of the common shares on the TSX (or other stock exchange, as applicable) on the applicable date

Cessation of Entitlements on Termination, Death or Disability

+   If employment is terminated due to death or if a participant dies after retirement without having fully exercised any then outstanding stock options, any unvested stock options will immediately vest and be exercisable until the earlier of: (i) one year after the termination date; and (ii) the normal expiry date of the stock option

+   If employment is terminated due to retirement, any unvested stock options will continue to vest in the ordinary course and all options will be exercisable until the earlier of: (a) thirty-six (36) months after the termination date; and (b) the normal expiry date of the stock option

+   If the participant’s employment is terminated without cause, other than in the case of a retirement, the participant may continue to exercise any then outstanding vested stock options until the earlier of: (a) sixty (60) days following the termination date; and (b) the normal expiry date of the stock option

+   If a participant’s employment is terminated with cause, any outstanding stock options will immediately expire on the termination date

Participation Limits

+  When combined with all of the Company’s other security-based compensation arrangements, the aggregate number of common shares that may: (i) be issued within any one-year period; or (ii) be issuable to insiders at any time, may not exceed 10 per cent of the Company’s total issued and outstanding shares from time to time

+  The total number of common shares that may be acquired by any one participant under all of the Company’s security-based compensation arrangements shall not exceed five per cent of the outstanding number of common shares of the Company at a particular time, less the number of common shares that have been issued pursuant to the exercise of stock options or the settlement of units pursuant to the Company’s 2021 Share Unit Plan in the previous year

2024 Management Proxy Circular	133

Report on Executive Compensation

Change of control

If there is a Change of Control (as defined in the Stock Option Plan) the Board may:

+    Cause any or all outstanding stock options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);

+    Cancel any or all outstanding stock options in exchange for a substitute award; or

+    Cancel any or all outstanding stock options in exchange for cash and/or other substitute consideration with a value equal to the number of common shares multiplied by the difference, if any, between the exercise price of the stock option and the closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the stock option then the Board may cancel that stock option without any payment

Assignability	+ Options are not transferable or assignable during the participant’s lifetime but shall enure to the benefit of the participant’s executors or personal representatives upon death
Plan amendments

+    The Board may amend the terms of the Stock Option Plan and any options previously granted under the Stock Option Plan, subject to the receipt of all necessary regulatory approvals and the approval of the applicable optionholder

+    The Board has discretion to make immaterial amendments that it may deem necessary, without obtaining Shareholder approval, subject to the Stock Option Plan and any applicable rules of the TSX and the NYSE. Such amendments include: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) amendment to the vesting provisions of the stock options which does not entail an extension beyond the original expiry date; (iv) amendments to the termination provisions of stock options which does not entail an extension beyond the original expiry date; and (v) amendments to provisions on transferability to permit stock options to be transferred or assigned for normal estate settlement purposes

+    Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the Stock Option Plan; (ii) amendments that grant additional powers to the Board to amend the Stock Option Plan or entitlements without Shareholder approval; (iii) reduction in the exercise price of stock options or other entitlements or extension of the period during which an option may be exercised beyond its original expiry date; (iv) amendments to the eligibility criteria and participation limits applicable to non-employee directors; and (v) amendments that would permit stock options (including amendments to allow participation of non-employee directors) to be transferred or assigned other than for normal estate settlement purposes

The Company monitors the outstanding number of options and common shares (dilution) and the number of options and units issued each year (burn rate). For further details regarding the number and percentage of outstanding units, please see “Equity Compensation Plan Information” on page 113.

Retirement Plans and Benefits

TransAlta provides retirement plans and benefits to our executives consistent with the plans offered to all employees of TransAlta. In addition, all NEOs and executives are eligible for a supplemental pension plan, additional life insurance, an automobile allowance and a perquisite allowance. These are further described in the “Retirement Plans, Benefits and Life Insurance” section of this Proxy Circular.

134	TransAlta Corporation

Report on Executive Compensation

2023 CEO Realizable Pay Analysis

Alignment of pay with performance is one of the five pillars of TransAlta’s compensation philosophy as described on page 88. The following table and graph show the comparison of CEO target and realizable pay in total direct compensation over the prior three years, and further compares the CEO realizable performance returns to the value of Shareholder returns over the same period. As shown on page 103, the three-year average CEO and Shareholder returns are highly aligned at $103 and $98, respectively.

		Base Salary	AIC	PSUs	RSUs	Options	Total
2021	Target(1)	$793,750	$754,688	$1,048,438	$476,563	$381,250	$3,454,688
	Realizable at 2023-12-31(2)	$793,750	$1,396,172	$1,173,452	$533,385	$125,404	$4,022,163
2022	Target	$900,000	$900,000	$1,237,500	$562,500	$450,000	$4,050,000
	Realizable at 2023-12-31	$900,000	$1,521,000	$1,109,305	$504,225	$0	$4,034,530
2023	Target	$950,000	$950,000	$1,463,000	$665,000	$532,000	$4,560,000
	Realizable at 2023-12-31	$950,000	$1,263,500	$1,366,099	$620,953	$0	$4,200,553

(1)	CEO's 2021 target pay is prorated based on his salary and incentive targets as Chief Operating Officer for three months with a salary of $625,000, STIP percentage of 75 per cent, and LTIP percentage of 200 per cent and nine months based on his promotion to President and CEO with a salary of $850,000, STIP percentage of 100 per cent, and LTIP percentage of 250 per cent.

(2)	Includes actual salary earned, actual short-term incentive award in respect of performance during the year, and the realizable value of LTIP awards at December 31, 2023. PSU values assume target performance multiplier.

Target and Realizable Pay

2024 Management Proxy Circular	135

Report on Executive Compensation

The following table and graph show the realizable value for each $100 in target direct compensation for the CEO against the value of a $100 investment in common shares.

			Value of $100
	Target Direct Compensation	Realizable Compensation	Period(1)		CEO(2)	Shareholder(3)
2021	$3,454,688	$4,022,163	2021/01/01	2023/12/31	$116	$120
2022	$4,050,000	$4,034,530	2022/01/01	2023/12/31	$100	$81
2023	$4,560,000	$4,200,553	2023/01/01	2023/12/31	$92	$93
3-Year Average					$103	$98

(1)	The first and last trading day of the specified period are used in the calculation if the first and last calendar day are not trading days.

(2)	Represents the realizable value achieved at the end of the period for $100 in target direct compensation.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first trading day of the period indicated, including reinvestment of dividends.

CEO and Shareholder Value

136	TransAlta Corporation

Report on Executive Compensation

The following graph shows a three-year look back at CEO realizable pay and Relative TSR performance against companies in our comparator group (see page 122). As shown by TransAlta’s positioning in the chart, there is a strong alignment between CEO pay and performance over a three-year period.

REALIZABLE PAY

100%
75%
50%
25%
0%
Relative TSR Performance (Percentile Rank)
TransAlta Corp.
PERFORMANCE ALIGNMENT ZONE
0%
25%
50%
75%
100%
Relative Pay - Realizable (Percentile Rank)

Realizable pay includes the three-year average of base salary, the three-year average of AIC paid, plus the estimated realizable value of LTI awards granted in the three-year period. The estimated realizable value of LTI awards equals the in-the-money value of stock options plus the current value of full value awards. We used 2020-2022 compensation figures for TransAlta (which includes compensation provided to our former President and CEO, Ms. Farrell, for 2020 and to our current President and CEO, Mr. Kousinioris, for 2021 and 2022) and 2020-2022 compensation data for the peer companies in our comparator group, as disclosed publicly in their proxy circulars.

2023 Share Performance and Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on Dec. 31, 2018, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years). TransAlta’s share price climbed steadily from 2018 until 2021 but has experienced a reduction alongside the entire industry in 2022 and 2023 closing at $11.02 on the S&P/TSX Composite Index on Dec. 31, 2023.

The decrease in annual average of NEO compensation reported since 2021 is due to the change in NEOs, notably with TransAlta’s long-tenured former CEO, Ms. Farrell, retiring in 2021, and Mr. Novelli ceasing to be an executive officer during 2022, which resulted in adding Mr. Willis as a NEO in 2022 and then Mr. Fralick in 2023. As the chart shows, TransAlta’s stock has performed considerably better than S&P/TSX Composite Index in the past five years and the NEOs at the company have been compensated for performance in alignment with share price performance. This is despite the extreme volatility in the market in the past few years caused, in part, by the global pandemic.

2024 Management Proxy Circular	137

Report on Executive Compensation

Share Performance and Executive Compensation

(at December 31)	2018	2019	2020	2021	2022	2023
TransAlta	$100	$169	$180	$265	$232	$215
S&P/TSX Composite Index	$100	$119	$122	$148	$135	$146
Annual average of NEO compensation as reported in the Summary Compensation Table	$2,838,115	$3,055,219	$3,043,104	$3,676,037	$2,412,696	$2,666,361

NEOs:

2019: Dawn Farrell, Todd Stack, Christophe Dehout, John Kousinioris Brett Gellner and Dawn de Lima.

2020: Dawn Farrell, Todd Stack, John Kousinioris, Brett Gellner and Kerry O’Reilly Wilks.

2021: John Kousinioris, Todd, Stack, Mike Novelli, Kerry O’Reilly Wilks, Jane Fedoretz and Dawn Farrell.

2022: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz, Aron Willis and Mike Novelli.

2023: John Kousinioris, Todd Stack, Kerry O’Reilly Wilks, Jane Fedoretz and Chris Fralick.

138	TransAlta Corporation

Report on Executive Compensation

2023 Executive Compensation Details

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending Dec. 31, 2023, 2022 and 2021:

Name and Principal Position	Year	Salary	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation - Annual Incentive Plan	Pension Value	All Other Compensation	Total Compensation
John Kousinioris(1)(2)	2023	$950,000	$2,128,000	$532,000	$1,263,500	$840,086	$92,182	$5,805,768
President and Chief	2022	$900,000	$1,800,000	$450,000	$1,521,000	$1,057,302	$90,031	$5,818,333
Executive Officer	2021	$793,750	$1,525,000	$381,250	$1,396,172	$2,371,145	$42,371	$6,509,688
Todd Stack	2023	$517,500	$621,000	$155,250	$481,793	$58,038	$36,790	$1,870,370
EVP, Finance and Chief	2022	$500,000	$600,000	$150,000	$591,500	$59,875	$34,139	$1,935,514
Financial Officer	2021	$500,000	$600,000	$150,000	$647,500	$45,081	$33,139	$1,975,720
Kerry O’Reilly Wilks(3)	2023	$564,722	$660,000	$165,000	$525,756	$58,937	$35,062	$2,009,477
EVP, Growth and Energy	2022	$485,000	$582,000	$145,500	$573,755	$56,460	$32,160	$1,874,875
Marketing	2021	$460,000	$552,000	$138,000	$595,700	$44,735	$33,940	$1,824,375
Jane Fedoretz(3)	2023	$561,042	$660,000	$165,000	$522,330	$58,947	$53,943	$2,021,261
EVP, People, Culture and	2022	$485,000	$582,000	$145,500	$573,755	$56,460	$31,779	$1,874,494
Chief Administrative Officer	2021	$460,000	$552,000	$138,000	$595,700	$41,900	$30,779	$1,818,379
Chris Fralick(4)	2023	$435,000	$435,000	$108,750	$404,985	$37,184	$225,162	$1,646,080
EVP, Generation	2022	$133,567	$131,095	$32,774	$158,010	$8,700	$291,513	$755,659
	2021	$—	$—	$—	$—	$—	$—	$—

(1)	Mr. Kousinioris’ salary in 2021 is reflective of his salary earned as Chief Operating Officer and President and Chief Executive Officer.

(2)	Mr. Kousinioris elected to receive 10 per cent of his 2021 AIC in the form of DSUs. $1,256,555 was received in cash and $139,617 was received in DSUs. Mr. Kousinioris elected to receive 10 per cent of his 2022 AIC in the form of DSUs. $1,368,900 was received in cash and $152,100 was received in DSUs. Mr. Kousinioris did not elect to receive any of his 2023 AIC in the form of DSUs.

(3)	Ms. O’Reilly Wilks and Ms. Fedoretz received a salary increase to account for their expanded EVP roles retroactive to Nov. 8, 2023, which is reflected in their 2023 salary.

(4)	Mr. Fralick’s 2022 compensation is reflective of his start date of Sept. 12, 2022. Mr. Fralick’s 2022 “all other compensation” includes a sign-on bonus paid in RSUs and relocation allowance. His 2023 “all other compensation” includes additional relocation allowance.

2024 Management Proxy Circular	139

Report on Executive Compensation

Definitions and Considerations

Salary Increases

+	2023: Mr. Kousinioris’ salary increased from $900,000 to $950,000. Mr. Stack’s salary increased from $500,000 to $517,500. Ms. O’Reilly Wilks’ salary and Ms. Fedoretz’s salaries increased from $485,000 to $550,000 and increased again to $650,000 and $625,000 respectively on Nov. 8, 2023.

+	2022: Mr. Kousinioris’ salary increased from $850,000 to $900,000 and Ms. O’Reilly Wilks’ salary and Ms. Fedoretz’s salaries increased from $460,000 to $485,000.

+	2021: Mr. Kousinioris’ salary increased from $625,000 to $850,000 upon his promotion to President and CEO. Mr. Stack’s salary increased from $425,000 to $500,000 and Ms. Fedoretz’s salary increased from $400,000 to $460,000.

Share-Based Awards

Total grant date fair value of RSUs and PSUs awarded under the long-term incentive plan.

+	2023: Grants made on Jan. 1, 2023, using the $12.02 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.

+	2022: Grants made on Mar. 14, 2022, using the $12.67 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date. Grants made on Sept. 12, 2022, using the $12.11 five-day VWAP of our common shares on the TSX on the last five trading days preceding the grant date.

+	2021: Grants made on Jan. 1, 2021, using the $9.67 closing share price of our common shares on the TSX on the last trading day before the grant date. Grants made on June 14, 2021, using the $11.84 closing price of our common shares on the TSX on the last trading day before the grant date.

The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in “Compensation Discussion and Analysis - 2023 Compensation Decisions - Long-Term Incentives” (refer to page 91). The number of share units awarded are calculated based on the five-day VWAP described above in accordance with the Share Unit Plan and are approved by the HRC or the Board, as applicable. In 2023, the grant date fair value was higher than the accounting fair value for the share-based awards for Mr. Kousinioris, Mr. Stack, Ms. O’Reilly Wilks, Ms. Fedoretz and Mr. Fralick by $112,900, $33,000, $35,000, $35,000 and $23,000, respectively. The accounting fair value is based on the Black-Scholes Valuation method. See “Share-Based Payment Plans” in our consolidated financial statements for the year ended Dec. 31, 2023.

Option-Based Awards

Total grant date fair value of stock options granted under the long-term incentive plan. To align with market best practice, we use the Black-Scholes Valuation method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the grant date fair value of the 2023, 2022 and 2021 awards:

	Grant Date	Exercise Price	Risk-free Rate	Dividend Yield	Value per Option	Option Value as (%) of Grant Price(1)
2023	01-Jan-23	$12.02	3.27%	1.83%	$3.84	32%
2022	12-Sept-23	$12.11	3.12%	1.65%	$4.02	33%
2022	14-Mar-22	$12.67	1.73%	1.58%	$3.92	31%
2021	14-June-21	$11.84	1.07%	1.52%	$3.57	30%
2021	01-Jan-21	$9.67	0.48%	1.76%	$2.69	28%

(1)	If the calculated option value is below 12 per cent of our common share price at the time of grant, we will use a fixed option value of 12 per cent of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility.

140	TransAlta Corporation

Report on Executive Compensation

The grant date fair value reported in the Summary Compensation Table is calculated as a percentage of base salary as described in “Compensation Discussion and Analysis - 2023 Compensation Decisions - Long-Term Incentives” (refer to page 91). The number of stock options awarded are calculated based on the value per option in the above chart in accordance with the Stock Option Plan and are approved by the HRC or the Board, as applicable. In 2023, the grant date fair value was higher than the accounting fair value for the option-based awards for Mr. Kousinioris, Mr. Stack, Ms. O’Reilly Wilks, Ms. Fedoretz and Mr. Fralick by $246,000, $71,750, $76,300, $76,300 and $50,250, respectively. The accounting fair value is based on the Black-Scholes Valuation and the difference in value is due to the graded vesting schedule which results in a different accounting valuation for each vesting period/tranche. Refer to Share-Based Payment Plans in our consolidated financial statements for the year ended Dec. 31, 2023.

Non-Equity Incentive Plans

Cash bonuses for annual performance represent payments made under the AIC program and any other cash bonus payments, if applicable.

Pension Value

Sum of the compensatory amounts related to the defined benefit or defined contribution pension plan as applicable and the supplemental pension plan.

All Other Compensation

Amounts may include car allowances, annual perquisite allowances, vacation pay, gifts, parking and long service awards. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package.

The additional life insurance amounts for each NEO are listed below:

Name	2023	2022	2021
John Kousinioris	$18,531	$18,531	$13,371
Todd Stack	$7,139	$7,139	$7,139
Kerry O’Reilly Wilks	$5,160	$5,160	$5,160
Jane Fedoretz	$4,779	$4,779	$4,779
Chris Fralick	$2,710	$—	$—

2024 Management Proxy Circular	141

Report on Executive Compensation

Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at Dec. 31, 2023:

142	TransAlta Corporation

Report on Executive Compensation

		Option-based Awards				Share-based Awards
						Number of Shares						Market or
						or Units of Shares			Market or Payout Value of Share-based			Payout Value
		Number of				That Have Not Vested(2)			Awards That Have Not Vested(3)			of Vested
		Securities			Value of							Share-based
		Underlying	Option	Option	Unexercised							Awards Not
		Unexercised	Exercise	Expiration	In-the-money							Paid Out or
Name	Grant Date	Options	Price	Date	Options(1)	PSUs	RSUs	DSUs	PSUs	RSUs	DSUs	Distributed(4)
John	03/15/2023	—	—	—	—	—	—	—	—	—	—	$147,671
Kousinioris	01/01/2023	138,448	$12.02	01/01/2030	$—	123,407	56,094	—	$1,350,073	$613,668	—	—
	03/15/2022	—	—	—	—	—	—	—	—	—	—	$124,593
	03/14/2022	114,760	$12.67	01/01/2029	$—	100,227	45,558	—	$1,096,483	$498,405	—	—
	06/14/2021	36,793	$11.84	01/01/2028	$—	31,624	14,374	—	$345,967	$157,252	—	—
	01/01/2021	92,891	$9.67	01/01/2028	$117,972	74,302	33,773	—	$812,864	$369,477	—	—
	01/01/2020	103,445	$9.28	01/01/2027	$171,719	—	—	—	—	—	—	—
	01/01/2019	145,179	$5.59	01/01/2026	$776,708	—	—	—	—	—	—	—
	01/01/2018	69,982	$7.45	01/01/2025	$244,237	—	—	—	—	—	—	—
Total		701,498			$1,310,635	329,560	149,799		$3,605,386	$1,638,801		$272,265
Todd Stack	01/01/2023	40,402	$12.02	01/01/2030	$—	36,013	16,369	—	$393,982	$179,077	—	—
	03/14/2022	38,253	$12.67	01/01/2029	$—	33,409	15,186	—	$365,494	$166,135	—	—
	01/01/2021	55,734	$9.67	01/01/2028	$70,782	44,581	20,264	—	$487,716	$221,688	—	—
	01/01/2020	43,964	$9.28	01/01/2027	$72,980	—	—	—	—	—	—	—
	05/21/2019	24,993	$8.80	05/21/2026	$53,485	—	—	—	—	—	—	—
	03/17/2016	—	—	—	—	—	—	—	—	—	—	$42,541
	03/31/2015	—	—	—	—	—	—	—	—	—	—	$35,579
Total		203,346			$197,247	114,003	51,819		$1,247,193	$566,900		$78,120
Kerry	01/01/2023	42,939	$12.02	01/01/2030	$—	38,274	17,397	—	$418,718	$190,323	—	—
O’Reilly	03/14/2022	37,105	$12.67	01/01/2029	$—	32,406	14,730	—	$354,522	$161,146	—	—
Wilks	01/01/2021	51,276	$9.67	01/01/2028	$65,121	41,015	18,643	—	$448,704	$203,954	—	—
Total		131,320			$65,121	111,695	50,770		$1,221,943	$555,424
Jane	01/01/2023	42,939	$12.02	01/01/2030	$—	38,274	17,397	—	$418,718	$190,323	—	—
Fedoretz	03/14/2022	37,105	$12.67	01/01/2029	$—	32,406	14,730	—	$354,522	$161,146	—	—
	01/01/2021	51,276	$9.67	01/01/2028	$65,121	41,015	18,643	—	$448,704	$203,954	—	—
	01/01/2020	41,378	$9.28	01/01/2027	$68,687	—	—	—	—	—	—	—
Total		172,698			$133,808	111,695	50,770		$1,221,943	$555,424
Chris	01/01/2023	28,301	$12.02	01/01/2030	$—	25,226	11,466		$275,972	$125,438	—	—
Fralick	09/12/2022	8,152	$12.11	09/12/2029	$—	7,580	24,472		$82,925	$267,724	—	—
Total		36,453			$—	32,806	35,938		$358,898	$393,162
Total		1,245,315			$1,706,811	699,759	339,096		$7,655,363	$3,709,710		$350,385

(1)	The value of unexercised in-the-money options equals the difference between the five-day VWAP of our common shares on the TSX on Dec. 31, 2023 ($10.94), and the option exercise price multiplied by the number of outstanding vested and unvested stock options.

(2)	The number of unvested RSUs and PSUs outstanding, including dividend equivalents, as of Dec. 31, 2023.

2024 Management Proxy Circular	143

Report on Executive Compensation

(3)	Calculated using $10.94, the five-day VWAP of our common shares on the TSX on Dec. 31, 2023. All PSUs reflected in the table assume a performance factor of 100 per cent. In 2024, PSUs granted in 2021 were settled with a performance factor of 159 per cent.

(4)	TransAlta’s Officer DSUs vest immediately upon grant, but are not payable until termination of employment as per the terms of the Share Unit Plan. Mr. Kousinioris was granted 11,389 units on March 15, 2022, and 13,498 units on March 15, 2023. Mr. Stack was granted 3,269 units on March 31, 2015, and 3,908 units on March 17, 2016. Numbers stated include dividend reinvestments.

144	TransAlta Corporation

Report on Executive Compensation

Value Vested During the Year

The table below includes the amount of variable compensation that vested in 2023, including payments the CEO and other NEOs received in 2023 as a result of vested 2020 PSUs and RSUs, and cash AIC bonuses paid on March 15, 2024, for the 2023 performance year:

Name	Option-based Awards – Value Vested During the Year	Share-based Awards – Value Vested During the Year	Non-equity Incentive Plan Compensation – Value Earned During the Year
John Kousinioris	$292,749	$2,086,699	$1,263,500
Todd Stack	$124,418	$886,844	$481,793
Kerry O’Reilly Wilks	$134,665	$959,876	$525,756
Jane Fedoretz	$117,100	$834,670	$522,330
Chris Fralick	$2,364	—	$404,985

RSUs granted on Jan. 1, 2020, vested on Jan. 1, 2023, and were paid out on Jan. 6, 2023. PSUs granted on Jan. 1, 2020, vested on Jan. 1, 2023, and were paid out on February 22, 2023, at 175 per cent of their grant value.

The share-based awards - value vested during the year in this table is inclusive of this adjustment. Amounts under non-equity incentive plans include the AIC under the AIC plan as disclosed in the Summary Compensation Table.

Equity Compensation Plan Information

The Board, on the recommendation of the HRC, approves PSU, RSU and stock option awards. PSUs, RSUs and options may be granted to employees designated by the Board and are priced according to the provisions of the Share Unit Plan and the Stock Option Plan. The Share Unit  Plan currently provides for a maximum aggregate of 10,200,000 common shares issuable under the Share Unit Plan, and the Stock Option Plan currently provides for a maximum aggregate of 14,500,000 common shares issuable under the Stock Option Plan. The table below shows the shares available under the Company’s Share Unit Plan and Stock Option Plan as of Dec. 31, 2023.

As at Dec. 31, 2023	Common Shares Issuable on the Exercise of Currently Issued and Outstanding Options, RSUs and PSUs (a)	Common Shares Previously Issued on Exercise of Options, RSUs and PSUs (b)	Total Number of Common Shares Available for Issuance on the Exercise of Options, RSUs and PSUs (c)	Options, RSUs and PSUs Available for Future Grant Based on Common Shares Available for Issuance = (c) - (a) - (b)

Plans approved by security holders:
Stock Option Plan	2,549,123	8,909,453	14,500,000	3,041,424
Share Unit Plan	4,184,589	1,699,585	10,200,000	4,315,826

2024 Management Proxy Circular	145

Report on Executive Compensation

	As of Dec. 31, 2023	As of Dec. 31, 2022	As of Dec. 31, 2021
Current Dilution
Stock Option Plan	0.92%	1.12%	1.19%
Share Unit Plan(1)	1.52%	1.70%	1.70%
Burn rate
Stock Option Plan	0.13%	0.13%	0.26%
Share Unit Plan(2)	0.72%	0.61%	0.54%
Number of options granted in applicable year	371,803	343,298	704,395
Number of PSUs and RSUs granted in applicable year	1,994,500	1,639,814	1,447,750
Weighted average number of securities outstanding(3)	275,753,109	270,833,859	270,539,137

(1)	RSUs and PSUs were cash-settled in 2021 and prior, resulting in no dilution in 2021.

(2)	While RSUs and PSUs could not be settled in common shares from treasury prior to the 2021 amendments of the Share Unit Plan, we have provided the annual historical burn rate information for context. RSUs and PSUs can now be settled in common shares from treasury under the terms of the Share Unit Plan. PSUs have a performance factor that will result in a PSU payout between 0-2x.

(3)	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

Retirement Plans, Benefits and Life Insurance

Retirement Plans

All employees, including NEOs and executives, participate in a defined contribution plan (“DC Plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and executives hired before Jan. 1, 2016, also participate in a supplemental pension plan (“SPP”), which is a defined benefit, non-registered plan. Those hired after Jan. 1, 2016, participate in a defined contribution (“DC SPP”), non-registered SPP.

Defined Contribution Plan

We contribute five per cent of employees’ pensionable earnings, defined as 100 per cent of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions. Effective Jan. 1, 2022, the Company introduced an additional employer matching contribution of up to three per cent, contingent upon on an employee’s voluntary contribution.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

146	TransAlta Corporation

Report on Executive Compensation

In 2023, the maximum annual contribution under the plan was $28,404 (i.e., 90 per cent of the $31,560 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC Plan as at Dec. 31, 2023:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End
John Kousinioris	$354,341	$20,487	$447,593
Todd Stack	$1,206,618	$25,816	$1,458,142
Kerry O’Reilly Wilks	$119,007	$23,821	$162,093
Jane Fedoretz	$119,714	$23,821	$162,874
Chris Fralick	$12,008	$20,871	$44,744

Supplemental Pension Plan

We fund a non-contributory SPP for NEOs and other executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For NEOs and other executives hired before Jan. 1, 2016, the SPP provides a defined benefit pension of two per cent of the final average pensionable earnings (base pay and AIC) in excess of the average DC Plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:

+	They receive their full monthly pension if they retire after they turn 60 or if their total years of service plus age, equals 85 or more.

+	Their monthly pension is reduced by 5/12 of one per cent for each month that their retirement date precedes their unreduced retirement date.

+	Pension payments are increased by two per cent per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.

SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10 or 15 year guarantee and joint and survivor benefits. US taxpayers are required to receive a commuted value over a specific period according to section 409A of the US Internal Revenue Code.

The table below shows the estimated value of the SPP for each participating NEO as of Dec. 31, 2023, and our accrued obligation as of that date:

	Number of Years Credited	Annual Benefits Payable		Opening Present Value of Defined Benefit	Compensatory	Non- compensatory	Closing Present Value of Defined
Name	Service	At Year-end	At Age 65	Obligation	Change	Change	Benefit Obligation
John Kousinioris	11.08	$361,000	$548,000	$5,148,600	$819,500	$749,000	$6,717,100
Todd Stack(1)	25.50	$68,900	$68,900	$1,019,500	—	$78,700	$1,098,200

(1)	Mr. Stack has a DB SPP entitlement that was earned before his promotion to an executive and was frozen in January 2016. The amount in the table shows his unreduced DB obligation at the end of 2023 based on attainment of age 55. He currently participates in the executive DC SPP.

2024 Management Proxy Circular	147

Report on Executive Compensation

Values are based on the following assumptions:

+	Five per cent annual discount rate (to measure the accrued pension liability at Dec. 31, 2023);

+	Three per cent salary increases before considering the limits on final average earnings;

+	Retirement rates based on our pension plan experience; and

+	2.5 per cent increase in DC earnings limits (to determine final average pensionable earnings).

For NEOs and other executives hired on Jan. 1, 2016, or later, the DC SPP provides a defined contribution pension of an additional five per cent on the portion of the executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC Plan.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a full accumulated value at the date they retire or terminate employment. As a non-registered plan, the value is paid out as a lump sum and is taxable income. For a US taxpayer, there are special rules as to the timing of payment according to section 409A of the US Internal Revenue Code.

The table below shows the estimated value of the DC SPP for each NEO as of Dec. 31, 2023, and the accumulated value as of that date:

Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year-end
Todd Stack	$63,725	$32,221	$107,061
Kerry O’Reilly Wilks	$75,567	$35,117	$123,474
Jane Fedoretz	$78,885	$35,117	$121,208
Chris Fralick	$—	$16,313	$17,493

Benefits and Life Insurance

NEOs and other executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.

+	Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered and employees elect coverage every two years.

+	Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses or dependents.

+	Additional individual life insurance policies are provided to executives, and the premiums are included in the “Summary Compensation Table” and described in the “Definitions and Considerations” section, including the individual annual premiums paid on their behalf.

+	The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and executive as to how to utilize the funds. The President and CEO receives a $50,000 annual allowance and the other NEOs receive a $10,000 allowance, effective on the first of January of each year.

+	Automobile allowances are fixed and based on market practice:

Name	Auto Allowance	Perquisite Allowance
John Kousinioris	$20,000	$50,000
Todd Stack	$16,000	$10,000
Kerry O’Reilly Wilks	$16,000	$10,000
Jane Fedoretz	$16,000	$10,000
Chris Fralick	$16,000	$10,000

148	TransAlta Corporation

Report on Executive Compensation

Termination and Change of Control

The table below sets out how each compensation element is treated if an NEO’s employment is terminated.

All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to TransAlta for the severance period outlined in the table below.

Long-term Incentive
Event	Salary	AIC	RSUs	PSUs	Stock Options	Additional Pension Value	Benefits
Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None
Retirement(1)	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance No additional payments	Retirement, unvested units are pro-rated to retirement date Enhanced retirement, vest as normal	Retirement, unvested units are pro-rated to retirement date and paid based on target performance Enhanced retirement, vest as normal, paid based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	Enhanced retirement, CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance No additional payments	Vest in full	Vest in full, payout based on target performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	CEO receives additional 24 months of pension contributions Other NEOs receive additional 18 months of pension contributions	As per TransAlta’s benefits plan
Termination without cause	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Unvested units are pro-rated to termination date	Unvested units are pro-rated to termination date, payout based on target performance	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary
Double-trigger change of control	CEO 24 months of base salary Other NEOs 18 months of base salary	Pro-rated to termination date, payout based on actual performance plus AIC for severance period at target performance	Vest in full	Vest in full, payout based on actual performance	Board discretion	Entitled to accrued pension benefits plus the value of pension contributions for the severance period	CEO 22% of Salary Other NEOs 16% of Salary

(1)	“Retirement” is defined as minimum age 55 and five years of service and “Enhanced Retirement” is defined as minimum age 60 and 10 years of consecutive service or as defined in their respective executive employment agreements.

2024 Management Proxy Circular	149

Report on Executive Compensation

The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at Dec. 31, 2023:

Name	Event	Severance Period (Months)	Amount of Base Pay	AIC	Benefits	Additional Pension Value	LTI(1)	Other(2)	Total
John	Resignation	—	—	—	—	—	—	—	—
Kousinioris	Retirement(3)	—	—	—	—	—	$5,282,536	—	$5,282,536
	Death	—	—	—	—	$2,456,000	$5,400,508	—	$7,856,508
	Termination without cause	24	$1,900,000	$1,900,000	$418,000	$2,456,000	$3,241,906	$370,000	$10,285,906
	Double trigger CoC	24	$1,900,000	$1,900,000	$418,000	$2,456,000	$5,400,508	$370,000	$12,444,508
Todd	Resignation	—	—	—	—	—	—	—	—
Stack(4)	Retirement(3)	—	—	—	—	—	$1,827,358	—	$1,827,358
	Death	—	—	—	—	$65,981	$1,898,141	—	$1,964,122
	Termination without cause	18	$776,250	$543,375	$124,200	$65,981	$1,227,139	—	$2,736,945
	Double trigger CoC	18	$776,250	$543,375	$124,200	$65,981	$1,898,141	—	$3,407,947
Kerry	Resignation	—	—	—	—	—	—	—	—
O’Reilly Wilks	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$82,875	$1,855,485	—	$1,938,360
	Termination without cause	18	$975,000	$682,500	$156,000	$82,875	$1,172,432	—	$3,068,807
	Double trigger CoC	18	$975,000	$682,500	$156,000	$82,875	$1,855,485	—	$3,751,860
Jane	Resignation	—	—	—	—	—	—	—	—
Fedoretz	Retirement(3)	—	—	—	—	—	$1,790,364	—	$1,790,364
	Death	—	—	—	—	$79,688	$1,855,485	—	$1,935,172
	Termination without cause	18	$937,500	$656,250	$150,000	$79,688	$1,172,432	—	$2,995,869
	Double trigger CoC	18	$937,500	$656,250	$150,000	$79,688	$1,855,485	—	$3,678,922
Chris	Resignation	—	—	—	—	—	—	—	—
Fralick	Retirement	—	—	—	—	—	—	—	—
	Death	—	—	—	—	$55,463	$757,559	—	$813,021
	Termination without cause	18	$652,500	$456,750	$104,400	$55,463	$287,633	—	$1,556,745
	Double trigger CoC	18	$652,500	$456,750	$104,400	$55,463	$757,559	—	$2,026,671

(1)	“LTI” was valued using a closing share price of $11.02 on Dec. 29, 2023, and PSUs were calculated at target performance. For double trigger change of control, treatment of stock options is subject to board discretion. The calculation is estimated based on accelerated vesting of unvested stock options.

(2)	“Other” includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.

(3)	As of Dec. 31, 2023, Mr. Kousinioris, Mr. Stack and Ms. Fedoretz are eligible for retirement for LTI purposes; no NEOs are eligible for enhanced retirement under their executive employment agreement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using target performance.

(4)	Mr. Stack has a frozen DB SPP benefit that is fully vested and eligible no matter what trigger. The value is $1,098,200 as of Dec. 31, 2023, and would be set up as a monthly pension payable for his lifetime.

150	TransAlta Corporation

Report on Executive Compensation

Compensation Governance

We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC. Based on an annual risk review conducted by the HRC, the Board believes that our executive compensation program does not raise TransAlta’s risk profile.

The annual risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact), as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Compensation Governance and Risk Management

The following table highlights our governance and risk management best practices:

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Maintain a pay-for-performance philosophy in which most executive compensation is “at-risk” and is based on performance against pre-defined metrics that reflect our strategic priorities		✓	✓	✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking	✓		✓	✓
Establish expenditure authority limits for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee	✓		✓
Clawback policy (refer to page 94 for additional details) provides for the reimbursement of incentive compensation in cases where an executive has engaged in wrongdoing, or if there was a restatement of financial statements	✓		✓	✓

Anti-hedging policy prohibits executives and directors from speculative trading in our shares. Insiders are prohibited from:

+   Directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;

+   Directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and

+   Purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.

	✓		✓	✓

2024 Management Proxy Circular	151

Report on Executive Compensation

What we do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
Maintain an HRC of independent directors who have the necessary skills, knowledge and experience to carry out their responsibilities effectively	✓		✓		✓
Require the HRC to retain an independent advisor	✓		✓		✓
Cap performance factors and payouts under both the AIC Plan and PSUs at 200 per cent to avoid excessive risk-taking	✓	✓	✓
Allow executives to convert a portion of their annual bonus to DSUs	✓	✓		✓	✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles	✓		✓	✓
Set annual targets for the annual and long-term incentive awards within our risk profile and provide sufficient incentive for our executives to achieve the corporate objectives	✓	✓		✓	✓
Maintain overlapping performance periods for PSU awards	✓	✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta		✓	✓	✓	✓
Maintain codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do	✓		✓	✓	✓
Restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods under our insider trading policy and reporting guidelines. Insiders must pre-clear transactions before carrying out a trade in our securities	✓		✓	✓

152	TransAlta Corporation

Report on Executive Compensation

What we don’t do	Risk mitigation	Pay for performance	Effective oversight	Shareholder alignment	Attract and retain
No payouts of incentive awards when performance is below threshold		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards	✓	✓	✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements	✓			✓
No single-trigger change of control provisions in employment agreements	✓		✓	✓
No hedging of TransAlta securities	✓		✓	✓
No granting of loans to directors or executives	✓		✓	✓
No granting of stock options to independent directors	✓		✓	✓

2024 Management Proxy Circular	153

Report on Executive Compensation

All members of the HRC are independent and their average tenure is less than five years. The skills and experience of HRC members as at Dec. 31, 2023, are noted below:

Key Skills and Experience	Number of Committee Members With Specific Skills or Experience(1)
Accounting, Finance and Tax	2 of 5
Electric Energy/Utility	1 of 5
Engineering and Technical	0 of 5
ESG/Sustainability/Climate Change	2 of 5
Government Affairs	1 of 5
HR/Executive Compensation	3 of 5
International Business	1 of 5
Legal and Regulatory	2 of 5
M&A/Organizational Change	4 of 5
Risk Management	3 of 5
Technology/Telecommunications/Cybersecurity	1 of 5

(1)	Represents the top four competencies of each member of the HRC as identified by such member (the top four competencies are not exclusive and members may hold expertise in an area that is not identified as one of their top four competencies).

Independent Advice

The HRC has retained Farient since July 2018 to provide independent advice regarding TransAlta’s compensation strategy and program and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:

+	Any business or personal relationship between a member of the HRC or TransAlta’s executive team and the advisor;

+	The scope, if any, of other services provided by the advisor to TransAlta; and

+	The policies and procedures of the advisor that are designed to prevent conflicts of interest.

The HRC confirms the independence of its advisor, Farient, every year and reviews whether the work provided raises any conflicts of interest. The Board and the HRC pre-approve any services performed by Farient and any affiliates for the Company. Annually, the HRC reviews and assesses the performance of its advisor in camera without management present.

In 2023, Farient provided an assessment and recommendation to the HRC regarding its executive compensation peer group, performed the annual governance review and compensation risk assessment of TransAlta’s executive and non-executive incentive compensation plans to assess for any risks inherent in the design or operation of the plans and assessed TransAlta’s proposed 2024 incentive plan metrics, targets and ranges for suitability, historical relative performance and investor expectations. Farient also presented to the Board, jointly with Mercer, on Director Education on ESG in Compensation and Incentive Plan Design. With regard to the 2024 executive compensation review, Farient provided analysis and recommendations on CEO and CFO compensation levels based on the 50th percentile of the executive compensation peer group and annually reviews the CD&A materials included in any management proxy circular.

Since 2019, management has retained Mercer on a fee-for-service basis for executive compensation work. Management approves Mercer’s advisory services and fees on an annual basis. In 2023, Mercer provided input to the executive compensation peer group analysis, provided analytics on market pay levels for all executives, participated with Farient to develop and present the director education sessions noted above and provided management input to best practice in executive compensation disclosures.

The table below shows the fees, in Canadian dollars, paid in 2022 and 2023 to the HRC’s independent external compensation advisor, Farient, for executive compensation-related work.

154	TransAlta Corporation

Report on Executive Compensation

Executive Compensation-related Fees	2023	2022
Farient(1)	$172,465	$138,990
All Other Fees
Farient(1)	$—	$—
Total	$172,465	$138,990

(1)	Farient fees were invoiced in US dollars and are converted to Canadian dollars in the above chart, calculated using the average annual foreign exchange rate of US$1 = C$1.3497 for 2023 and a foreign exchange rate of US$1 = C$1.30136 for 2022.

Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design and overall compensation levels relative to our compensation strategy.

The data includes a cross-section of Canadian and US companies in the energy industry that have a similar business model and revenue size and companies with which we compete for executive talent.

Companies within a competitive range of TransAlta’s revenue size	Companies in the utilities industry, focused on diverse energy sources, renewables, consumable fuels and other criteria consistent with TransAlta’s Industry	Companies with diverse portfolios of energy sources, renewables, energy transmission, and that operate in more than one country

Total compensation is benchmarked to similar roles in the comparator group, and total target compensation is set within a competitive range (+/-20 per cent) of the median of the group. For US companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

In July 2022, the HRC approved management’s proposal of no changes being made to the peer group.

TransAlta’s 2024 executive compensation comparator group includes:

Canadian-based and US-based Companies
Algonquin Power & Utilities Corp.	Clearway Energy, Inc.	Pembina Pipeline Corp.
AltaGas Ltd.	Emera Inc.	PNM Resources Inc.
ATCO Ltd.	Fortis Inc.	Portland General Electric
Atlantica Sustainable Infrastructure	Innergex Renewable Energy	TC Energy Corporation
Boralex Inc.	Keyera Corp.	Vistra Corp.
Brookfield Renewable Partners L.P.	Northland Power Inc.
Capital Power Corp.	Ormat Technologies

2024 Management Proxy Circular	155

Report on Executive Compensation

Disciplined Decision-Making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

+   Reviews and analyzes current compensation strategy

+   Reviews input from the HRC’s independent compensation advisor

+   Reviews peer corporation compensation strategies and provides recommendations to the HRC

+   Reviews management’s recommendations

+   Considers comparative data, benchmarking and the advice of its independent compensation advisor

+   Reviews the design and metrics for the short-term and long-term incentive plans to make sure they align with strategic priorities

+   Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes

+   Evaluates the Company’s and management’s performance at the end of the year and makes compensation recommendations to the Board

+   Considers recommendations from the HRC, its advisors and management

+   Considers corporate objectives and strategy

+   Reviews the current market conditions

+   Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity compensation awards

+   Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results. No discretion was exercised in 2023

NEO Share Ownership

In our view, executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders. To support share ownership, TransAlta has share ownership guidelines in place that require our NEOs to hold common shares of TransAlta equal to a specified multiple of their salary, as noted in the table below.

The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

156	TransAlta Corporation

Report on Executive Compensation

Ownership requirements vary by level, and NEOs and other executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs and DSUs are included since there is an implied guaranteed payout upon vesting and we consider them as part of the ownership requirements up front. In 2020, we commenced share settling for both PSUs and RSUs (after applicable withholding taxes). Pursuant to the share ownership requirements, the NEOs and other executives may not sell their common shares until they have met their respective share ownership guidelines.

The following table shows the share ownership for each NEO, using the 20-day VWAP for the 20 trading days before and including Dec. 31, 2023, of $10.82:

Name	Ownership Requirement (Multiple of Base Pay)	Number of Equity Securities Required	Current Holdings	Value of Current Holdings	Current Multiple of Holdings	Compliance With Policy	Hold Period After Leaving TransAlta
John Kousinioris	5x	439,002	562,258	$6,083,632	6.40x	Yes	1 year
Todd Stack	3x	143,484	181,855	$1,967,671	3.80x	Yes	—
Kerry O’Reilly Wilks	3x	180,222	170,027	$1,839,692	2.83x	On track(1)	—
Jane Fedoretz	3x	173,290	149,451	$1,617,060	2.59x	On track(1)	—
Chris Fralick	3x	120,610	35,939	$388,860	0.89x	On track(1)	—

(1)	On track to meet guidelines within a reasonable time frame given LTI grant target levels and share divestment restrictions.

Total Value of Equity Holdings at Year-End

Name	Shares	RSUs	DSUs	Total
John Kousinioris	$4,193,507	$1,620,847	$269,277	$6,083,632
Todd Stack	$1,329,724	$560,692	$77,255	$1,967,671
Kerry O’Reilly Wilks	$1,290,350	$549,342	—	$1,839,692
Jane Fedoretz	$1,067,718	$549,342	—	$1,617,060
Chris Fralick	—	$388,860	—	$388,860

We valued the equity holdings using $10.82 per common share, the 20-day VWAP of our common shares on the TSX for the 20 trading days before and including Dec. 31, 2023. RSU values include unvested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

2024 Management Proxy Circular	157

Report on Executive Compensation

Director Approval

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By order of the Board of Directors

Calgary, Alberta March 15, 2024	Scott Jeffers Vice President, Legal and Corporate Secretary

158	TransAlta Corporation

Appendix “A” – Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and CEO)	Majority 12 of 13
1(b)	Identity of non-independent directors	CEO (page 22)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See page 78
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent Chair of the Board	Yes
1(g)	Attendance record for each director	See table on page 47
2	Disclose text of board’s written mandate	See Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes: see page 79
4(b)	Continuing education program for directors	Yes: see page 79
5(a)	Written code of conduct for directors, officers and employees	Yes: see page 57
5(b)	Board ensures directors exercise independent judgment	Yes: see page 69
5(c)	Board promotes a culture of ethical business conduct	Yes: see page 57
6(a)	Board has process to identify new candidates for board nomination	Yes: see page 84
6(b)	Nominating committee composed of entirely independent directors	Yes: see page 92
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 92
7(a)	Process by which board determines compensation for directors and officers	See pages 96 and 119-120
7(b)	Compensation committee composed of entirely independent directors	Yes: see page 94
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 94
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 95
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 82
10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 48
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	Yes; see page 72 and at www.transalta.com

2024 Management Proxy Circular	A-1

Appendix “A” - Checklist of Corporate Governance Disclosure

11(b)	Summary of written policy	See page 72 and at www.transalta.com
12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See page 72
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 72
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 72
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 72
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 75
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 75

New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (“NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a US corporation, the Company’s governance practices differ from those required of US domestic issuers in only the following respects. The NYSE rules for US domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for US domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20 per cent of the voting power outstanding before the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares are, or will be upon issuance, equal to or in excess of 20 per cent of the number of common shares outstanding before the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25 per cent. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

A-2	TransAlta Corporation

Appendix “B” – Charter of the Board of Directors

TransAlta Corporation

General Governance Guidelines for the Board

A. Introduction

The board of directors (the “Board”) of TransAlta Corporation (“TransAlta” or the “Company”) is responsible for overseeing the management of the Company by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO and the senior management team (“Management”) the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the President and CEO and Management.

The Board has adopted the following guidelines to meet its governance responsibilities.

B. Board Organization and Membership

1) Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from Management and the Company.

2) Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, the committees of the Board, the CEO and the Company generally.

3) Size of the Board

It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability Committee (the “GSSC”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

2024 Management Proxy Circular	B-1

4) Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the GSSC. An independent director is a director who is independent of Management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and US securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The GSSC reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling-off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5) Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote for each director nominee individually.

If there is only one candidate nominated for each position available on the Board (an uncontested election), each candidate is elected only if the number of votes cast in their favor represents a majority of the votes in person or represented by proxy at the shareholder meeting. If an incumbent director who was a candidate that is not re-elected in an uncontested election, the director may continue office until the earlier of the 90th day after the day of the election and the day on which the successor is appointed or elected. Majority voting will not apply in the case of a contested election of directors, in which case the directors will be elected by a plurality of votes of the shares represented in person or by proxy at the meeting, and voted on the election of directors.

6) Criteria for Board Membership

Each year the GSSC reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.

If a vacancy or a particular need arises, the GSSC, together with the Chair, identifies potential nominees through the assistance of a professional search firm or otherwise, and screens their qualifications and fit for the Board following which the GSSC makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and, if applicable, to appoint directors between annual meetings.

7) Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the GSSC, whether such change may have an impact on the Company, the director’s independence, or the director’s ability to fulfill their obligation to the Company.

2024 Management Proxy Circular	B-1

8) New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings and one-on-one meetings with Management and Board members. A comprehensive director’s manual is also provided to each new director. Specialized and independent training is also available from professional organizations if required or requested.

9) Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each regularly scheduled board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the relevant markets. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals, strategy and updates on relevant topics of interest.

In addition, Management engages external speakers from time to time to make presentations to the Board and Management on matters affecting the Company, the industry or the relevant markets. Directors may also take part in tours of the Company’s facilities and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between Management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

10) Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The GSSC annually reviews the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

2024 Management Proxy Circular	B-1

11) Director Compensation

The GSSC annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the GSSC considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its comparator group. The GSSC also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s common shares or deferred share units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSU holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

2024 Management Proxy Circular	B-1

C. Board Meetings and Materials

1) Agendas and Materials

The Chair and the CEO, together with the Executive Vice President, Legal and Corporate Secretary (the “EVP, Legal”) or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, Management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda for a Board meeting.

2) Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3) Meetings and In Camera Meetings

Members of Management are invited to attend Board meetings as required.

The independent directors meet without Management present as a standing agenda item at each regularly scheduled Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or Management.

D. Committee Organization and Meetings

1) Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk Committee (“AFRC”), Human Resources Committee (“HRC”), and GSSC and Investment Performance Committee (“IPC”). The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2) Assignment of Committee Members

The Board, based on a recommendation of the GSSC, appoints committee members and committee chairs. The GSSC’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3) Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency, consistent with each committee’s Charter, of committee meetings. The AFRC and GSSC meet at least quarterly, the HRC meets at least four times annually and the IPC meets at least semi-annually. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without Management present as a standing agenda item at each regularly scheduled committee meeting.

2024 Management Proxy Circular	B-1

4) Committee Agendas

The chair of each committee, in consultation with the appropriate members of Management and the EVP, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

2024 Management Proxy Circular	B-1

E. Board and Management Responsibilities

1) Board Relationship with Management

Board members have open access to Management for relevant information and Management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of Management about issues facing the Company are encouraged. The Board also encourages Management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2) Appointment of Chief Executive Officer

The Board, at the recommendation of the HRC, is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

3) Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4) Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5) Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to Management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6) Succession Planning and Management Development

The CEO presents annually a detailed report on Management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves Management’s succession plans and reports to the Board on these plans as required but at least annually.

2024 Management Proxy Circular	B-1

7) Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring  that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

2024 Management Proxy Circular	B-1

i) Enterprise Risk Management

The Board has delegated to the AFRC the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of Management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii) Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable. The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8) Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC and the GSSC, as applicable, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9) Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the EVP, Legal, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a Shareholder Engagement Policy and a Disclosure Policy that addresses the timely dissemination of all material information. The Company also has an Insider Trading Policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or GSSC, as applicable, and are reported to the Board.

2024 Management Proxy Circular	B-1

10) Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a director, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

2024 Management Proxy Circular	B-1

F. Evaluation of the Board and the Board-Management Relationship

1) Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2) Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, each committee, the Board-Management relationship, individual director contributions and performance, Management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the Management succession plan, the Board’s relationship with Management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the Management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G. Communication and Shareholder and Stakeholder Relations

1) Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued. The Board believes that it is generally the function of Management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2024 Management Proxy Circular	B-1

Appendix “B” - General Governance Guidelines

2) Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also summarized annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

B-2 TransAlta Corporation

Appendix “C” – Clawback Policy

TransAlta Corporation

Executive Compensation Clawback Policy

Introduction

In accordance with the applicable rules of The New York Stock Exchange Listed Company Manual (the “Listing Standards”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board of Directors (the “Board”) of TransAlta Corporation (the “Company”) has adopted this Policy (the “Policy”) to provide for the recoupment of erroneously awarded incentive-based compensation from Covered Executives (as defined below) in the event of an accounting restatement  resulting from material noncompliance with financial reporting requirements under applicable securities laws. This Policy does not supercede, limit or replace Policy 501: Compensation Clawback, which pertains to the clawback of variable compensation in circumstances of gross negligence, intentional misconduct, fraud or other serious misconduct and is appended hereto as Schedule A, as may be amended or restated from time to time.

Administration

The Board has delegated administration of this Policy to the Human Resources Committee of the Board (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals. If the Committee is not composed entirely of independent directors, a majority of independent directors serving on the Board may be delegated authority to administer this Policy, including any determination as to the amount of any excess Incentive Compensation paid to the Covered Executives (as such terms are defined below).

Covered Executives

This Policy applies to the Company's current and former executive officers, as determined by the Committee in accordance with Section 10D of the Exchange Act and the Listing Standards, and such other senior executives or employees who may from time to time be deemed subject to the Policy by the Committee (“Covered Executives”). The following are examples of persons who may be deemed executive officers:

+	President and Chief Executive Officer;

+	Chief Financial Officer or principal financial officer;

+	Principal accounting officer or controller;

+	Any vice president in charge of a principal business unit, division or function, such as sales administration or finance;

+	Any other officer who performs a policy-making function; and

+	Any other person (such as an executive officer of a subsidiary or parent entity) who performs similar policy-making functions for the company.

Recoupment; Accounting Restatement

For purposes of this Policy, Accounting Restatement means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2024 Management Proxy Circular	B-1

 Appendix “C”- Clawback Policy

In the event of an Accounting Restatement, the Committee will require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. However, no reimbursement or forfeiture will apply to Incentive Compensation received by a Covered Executive before such Covered Executive began providing services as a Covered Executive.

Incentive Compensation

For purposes of this Policy, Incentive Compensation means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period. The following are examples of Incentive Compensation that may be based on a Financial Reporting Measure:

+	annual bonuses and other short- and long-term incentives;

+	stock options;

+	restricted share units;

+	performance share units; or

+	share appreciation rights.

A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission. Examples of Financial Reporting Measures may include:

+	Company share price;

+	total shareholder return;

+	revenues;

+	net income;

+	earnings before interest, taxes, depreciation, and amortization (EBITDA);

+	funds from operations;

+	liquidity measures such as working capital or operating cash flow;

+	return measures such as return on invested capital or return on assets; or

+	earnings measures such as earnings per share.

Excess Incentive Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the NYSE.

Method of Recoupment

Upon determining the excess of the Incentive Compensation paid to the Covered Executive, the Committee shall promptly notify the Covered Executive by providing written notice containing the amount of the excess of the Incentive Compensation and a demand for repayment or return of such compensation. The Committee will  determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:

+	requiring reimbursement of cash Incentive Compensation previously paid;

2024 Management Proxy Circular	C-2

 Appendix “C”- Clawback Policy

+	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity- based awards;

+	offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

+	cancelling outstanding vested or unvested equity awards; and

+	taking any other remedial and recovery action permitted by law, as determined by the Committee.

2024 Management Proxy Circular	C-2

No Indemnification

The Company shall not be permitted to insure or indemnify any Covered Executives against (i) the loss of any incorrectly awarded Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy.

Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.

Effective Date

This Policy has been adopted by the Committee effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect further regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act or rules or interpretations promulgated thereunder and to comply with any Listing Standards. The Committee may terminate this Policy at any time.

Other Recoupment Rights

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. This Policy does not supercede, limit or replace Policy 501: Compensation Clawback, which pertains to the clawback of variable compensation in circumstances of gross negligence, intentional misconduct, fraud or other serious misconduct and is appended hereto as Schedule A, as may be amended or restated from time to time.

2024 Management Proxy Circular	B-1

Impracticability

The Committee shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the Listing Standards, and any of the following conditions are met:

(i)	the Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the excess Incentive Compensation, documented such attempt(s) and provided such documentation to the NYSE;

2024 Management Proxy Circular	B-1

 Appendix “C”- Clawback Policy

(ii)	recovery would violate home country law where that law was adopted prior to Nov. 28, 2022, provided that, before determining that it would be impracticable to recover any amount of excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE; or

(ii)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report and the Company shall file all disclosures with respect to this Policy required by applicable US Securities and Exchange Commission (“SEC”) filings and rules.

2024 Management Proxy Circular	C-2

Schedule A

Policy 501: Compensation Clawback

Policy Applies to TransAlta Corporation and all Subsidiaries

INTRODUCTION

This policy outlines the clawback policy to provide substantially for the reimbursement of compensation in cases where an executive has engaged in wrongdoing or in the case of restatement of financial statements.

APPLICATION

Applies to all variable compensation.

POLICY

The Board has the discretion to seek reimbursement for compensation awarded, and/or cancel unvested incentive awards, and/or claw back vested, and/or paid incentive awards, as applicable, in situations where the board determines the executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of the Company's business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement.

2024 Management Proxy Circular	B-1

Appendix “C”- Clawback Policy

TransAlta Corporation

TransAlta Place
Suite 1400, 1100 1 St SE
Calgary, Alberta
Canada T2G 1B1
403.267.7110
www.transalta.com

In an effort to be environmentally responsible, please notify your financial institution if you are receiving duplicate mailings of this annual report. The TransAlta design and TransAlta word mark are trademarks of TransAlta Corporation.

This report was printed in Canada. The paper, paper mills and printer are all certified by the Forest Stewardship Council, which is an international network that promotes environmentally appropriate and socially beneficial management of the world's forests.